Macerich

2011 ANNUAL REPORT AND FORM 10-K


MACERICH®

Financial Highlights

(all amounts in thousands, except share data and per square foot amounts)	2011	2010	2009	2008	2007
OPERATING DATA					
Total revenues	$ 791,250	$ 743,393	$ 793,048	$ 863,517	$ 788,750
Shopping center and operating expenses	$ 255,817	$ 237,182	$ 248,827	$ 271,670	$ 245,276
Management companies' operating expenses	$ 86,587	$ 90,414	$ 79,305	$ 77,072	$ 73,761
REIT general and administrative expenses	$ 21,113	$ 20,703	$ 25,933	$ 16,520	$ 16,600
Net income available to common stockholders	$ 156,866	$ 25,190	$ 120,742	$ 161,925	$ 64,131
Net income per share available to common stockholders - diluted	$ 1.18	$ 0.19	$ 1.45	$ 2.17	$ 0.88
OTHER DATA					
Regional shopping centers portfolio occupancy	92.7%	93.1%	91.3%	92.3%	93.1%
Regional shopping centers portfolio sales per square foot	$ 489	$ 433	$ 407	$ 441	$ 467
Distributions declared per common share	$ 2.05	$ 2.10	$ 2.60	$ 3.20	$ 2.93
BALANCE SHEET DATA					
Investment in real estate (before accumulated depreciation)	$ 7,489,735	$ 6,908,507	$ 6,697,259	$ 7,355,703	$ 7,078,802
Total assets	$ 7,938,549	$ 7,645,010	$ 7,252,471	$ 8,090,435	$ 7,937,097
Total mortgage and notes payable	$ 4,206,074	$ 3,892,070	$ 4,531,634	$ 5,940,418	$ 5,703,180
Redeemable noncontrolling interests[1]	$ –	$ 11,366	$ 20,591	$ 23,327	$ 322,619
Equity plus preferred equity	$ 3,164,651	$ 3,187,996	$ 2,128,466	$ 1,641,884	$ 1,518,196
Common shares outstanding	132,153,444	130,452,032	96,667,689	76,883,634	72,311,763

[1] Redeemable noncontrolling interests include other redeemable equity interests not included within equity.

Dear Fellow Stockholders:

I would like to welcome you as you review our annual stockholders' report. In this letter, I will be sharing with you my views about various aspects of our business today and going forward.

Operations

I am pleased to report that the operating fundamentals in the top tier regional mall industry, of which Macerich is a leader, are strong. Our tenants have generally seen their retail sales return to 2007 levels and, more importantly, they are generating the healthiest gross operating margins we have seen in many years. These strong sales levels and operating margins as well as the lack of new supply coming on the market have created a favorable environment for our Company to harvest the embedded rent growth that exists within our portfolio. In 2011, we experienced strong positive leasing spreads as new leases signed exceeded expiring rents by approximately 14%. We were more selective in terms of our tenant mix and the rents that we would accept at our centers. In looking forward, we believe our Company is well-positioned to continue to improve our tenant mix and thereby our sales productivity, as well as capture additional rent growth within our portfolio. This is a dramatic departure from the leasing environment that we found ourselves in during 2009 and 2010.

The strength of our operations is also seen in our sales and occupancy numbers for 2011. Annual sales per square foot in our regional shopping center portfolio ended the year at $489, representing a 13% increase from 2010. Our top 25 malls averaged sales per square foot of $626 and generate over 56% of our total Company net operating income ("NOI"). We saw sales increase in all of our regions in 2011. Occupancy levels also remained strong with year-end occupancy of 92.7%.

To help us achieve further growth, we are pleased to have recently announced that Robert Perlmutter will join our executive team as Executive Vice President of Leasing. Bobby was at Heitman Financial for 15 years where he was responsible for the ownership and management of over 40 U.S. regional malls. After leaving Heitman, Bobby formed Davis Street Land Company which developed and owned a portfolio of high quality retail centers. We are all thrilled to have Bobby join our Company and bring his creative and retail leadership to Macerich.

Acquisitions, Developments, Redevelopments and External Growth

One of the highlights of 2011 was our entry into the outlet business which we predicted in our last annual report. We successfully acquired Fashion Outlets of Niagara which is one of the leading outlet centers in the United States with interior tenant sales of approximately $620 per square foot. After purchasing this center, we acquired an interest in some contiguous land and have commenced the pre-leasing of a 200,000 square foot expansion. In conjunction with our acquisition of Fashion Outlets of Niagara, we also acquired a 60% ownership interest in Fashion Outlets of Chicago, a to-be-built outlet center in Chicago near the O'Hare International Airport. This center is currently under construction, over 50% pre-leased, and development will be funded primarily by a new construction loan. The grand opening is projected to be in August of 2013 and we believe it will be one of the top fashion outlet centers in the United States. We have further plans to pursue additional outlet opportunities in our core markets. Our intent is to mirror our regional center portfolio philosophy and own select high quality, dominant outlet centers.

Another exciting development is the recent ground breaking of our $600 million mixed-use expansion of Tysons Corner. This expansion includes a 500,000 square foot office building, a 450 unit residential tower, and a 300 room hotel which are all slated to open in 2014. We believe that this expansion will be accretive to our net asset value and, more importantly, will enhance the productivity of Tysons Corner, which is already one of the premier shopping malls in the United States.

We recently celebrated the grand opening of a new Neiman Marcus store at Broadway Plaza in Walnut Creek. In addition, we are currently negotiating with the City of Walnut Creek to obtain an entitlement that would allow us to more than double the gross leaseable area of the small shops at this center. We see this as our "next Santa Monica Place project" in terms of the opportunity to take an already fabulous retail location and turn it into one of the most dominant centers in the United States.

In addition to acquiring Fashion Outlets of Niagara, we increased our ownership interest in Kierland Commons, Desert Sky Mall, Superstition Springs Center and Arrowhead Towne Center in the Phoenix marketplace. While the economy of the greater metropolitan area of Phoenix was significantly affected by the recent recession, it is now rebounding. In fact, our Arizona malls had very strong productivity over the past two years, including an increase in tenant sales per square foot of 9.7% in 2011.

We also recently acquired 500 North Michigan Avenue, a 324,000 square foot office building contiguous to The Shops at North Bridge in Chicago. We intend to convert four levels of this office space into a 45,000 square foot

Total Stockholder Return


MACERICH
FTSE NAREIT ALL EQUITY REITS INDEX
S&P 500 INDEX
11.3%
8.3%
2.1%
54.9%
38.5%
17.5%
254.4%
77.3%
48.6%
2011
(ONE YEAR)
2010-2011
(TWO YEAR)
2009-2011
(THREE YEAR)

signature retail location fronting Michigan Avenue and potentially integrate it with The Shops at North Bridge. In addition, we have plans to reposition The Shops at North Bridge to take advantage of its prestigious Michigan Avenue location as well as its anchor -- one of the highest sales volume Nordstrom in the entire Nordstrom department store chain.

Balance Sheet Management

We again made great strides on our balance sheet in 2011. During the year, we entered into a new five year (including extension options) $1.5 billion line of credit with a consortium of 24 banks. This line of credit will provide a valuable source of liquidity as well as financial capacity for opportunities going forward. We also recently retired our convertible debentures resulting in the retirement of over $1.0 billion of unsecured debt in the past two years. Our balance sheet ratios are some of the strongest in the mall industry today. We do not have a fixed target for leverage levels, but it is our goal to continue to increase our balance sheet flexibility and capacity. We believe this will be achieved primarily through the selective disposition of non-core assets in our portfolio.

We also have a stated goal to increase the percentage of our income from our core assets from the current level of approximately 83% of our NOI to more than 90% in the next few years. We believe we are well-positioned to accomplish this goal and it is our firm intent to do so.

Thank you very much for your support over the years. We look forward to reporting to you in the future. As always, we want to thank our board of directors for their guidance in helping us achieve our strong results.

Very truly yours,

Arthur M. Coppola
Chairman and Chief Executive Officer

Fashion Outlets of Niagara
Niagara Falls, NY

Tysons Corner Center
McLean, VA

Sales Per Square Foot*



$355
$361
$391
$417
$452
$467
$441
$407
$433
$489
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011

* Tenants 10,000 square feet and under.

Occupancy at Year-End



94.0%
93.1%
92.5%
93.3%
93.4%
93.1%
92.3%
91.3%
93.1%
92.7%
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011

The Shops at North Bridge
Chicago, IL

Broadway Plaza
Walnut Creek, CA

Directors

Arthur M. Coppola
Chairman and Chief Executive Officer

Dana K. Anderson
Vice Chairman of the Board

Edward C. Coppola
President and Director

Douglas D. Abbey
Director

James S. Cownie
Director
Private Investor

Fred S. Hubbell
Director

Diana M. Laing
Director
Chief Financial Officer
Thomas Properties Group, Inc.

Stanley A. Moore
Director
Chairman of the Board
Overton Moore Properties

Mason G. Ross
Director

Dr. William P. Sexton
Director
Vice President, Emeritus and
Professor of Management
University of Notre Dame

Executive Officers

Richard A. Bayer
Senior Executive Vice President,
Chief Legal Officer and Secretary

Randy L. Brant
Executive Vice President,
Real Estate

Thomas E. O'Hern
Senior Executive Vice President,
Chief Financial Officer and Treasurer

Eric V. Salo
Executive Vice President

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

**ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

Commission File No. 1-12504

THE MACERICH COMPANY
(Exact name of registrant as specified in its charter)

MARYLAND	**95-4448705**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

401 Wilshire Boulevard, Suite 700, Santa Monica, California 90401
(Address of principal executive office, including zip code)

Registrant's telephone number, including area code **(310) 394-6000**

Securities registered pursuant to Section 12(b) of the Act

Title of each class	**Name of each exchange on which registered**
Common Stock, $0.01 Par Value	New York Stock Exchange

Indicate by check mark if the registrant is well-known seasoned issuer, as defined in Rule 405 of the Securities Act YES ☒ NO ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act YES ☐ NO ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such report) and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). YES ☒ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment on to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐ NO ☒

The aggregate market value of voting and non-voting common equity held by non-affiliates of the registrant was approximately $7.0 billion as of the last business day of the registrant's most recent completed second fiscal quarter based upon the price at which the common shares were last sold on that day.

Number of shares outstanding of the registrant's common stock, as of February 16, 2012: **131,992,974 shares**

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the proxy statement for the annual stockholders meeting to be held in 2012 are incorporated by reference into Part III of this Form 10-K

THE MACERICH COMPANY
ANNUAL REPORT ON FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2011
INDEX

PART I

IMPORTANT FACTORS RELATED TO FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K of The Macerich Company (the "Company") contains or incorporates by reference statements that constitute forward-looking statements within the meaning of the federal securities laws. Any statements that do not relate to historical or current facts or matters are forward-looking statements. You can identify some of the forward-looking statements by the use of forward-looking words, such as "may," "will," "could," "should," "expects," "anticipates," "intends," "projects," "predicts," "plans," "believes," "seeks," "estimates," "scheduled" and variations of these words and similar expressions. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions. Forward-looking statements appear in a number of places in this Form 10-K and include statements regarding, among other matters:

- expectations regarding the Company's growth;
- the Company's beliefs regarding its acquisition, redevelopment, development, leasing and operational activities and opportunities, including the performance of its retailers;
- the Company's acquisition, disposition and other strategies;
- regulatory matters pertaining to compliance with governmental regulations;
- the Company's capital expenditure plans and expectations for obtaining capital for expenditures;
- the Company's expectations regarding income tax benefits;
- the Company's expectations regarding its financial condition or results of operations; and
- the Company's expectations for refinancing its indebtedness, entering into and servicing debt obligations and entering into joint venture arrangements.

Stockholders are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company or the industry to differ materially from the Company's future results, performance or achievements, or those of the industry, expressed or implied in such forward-looking statements. You are urged to carefully review the disclosures we make concerning risks and other factors that may affect our business and operating results, including those made in "Item 1A. Risk Factors" of this Annual Report on Form 10-K, as well as our other reports filed with the Securities and Exchange Commission ("SEC"). You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. The Company does not intend, and undertakes no obligation, to update any forward-looking information to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, unless required by law to do so.

ITEM 1. BUSINESS

General

The Company is involved in the acquisition, ownership, development, redevelopment, management and leasing of regional and community shopping centers located throughout the United States. The Company is the sole general partner of, and owns a majority of the ownership interests in, The Macerich Partnership, L.P., a Delaware limited partnership (the "Operating Partnership"). As of December 31, 2011, the Operating Partnership owned or had an ownership interest in 65 regional shopping centers and 14 community shopping centers totaling approximately 66 million square feet of gross leasable area ("GLA"). These 79 regional and community shopping centers are referred to herein as the "Centers," and consist of consolidated Centers ("Consolidated Centers") and unconsolidated joint venture Centers ("Unconsolidated Joint Venture Centers") as set forth in "Item 2. Properties," unless the context otherwise requires. The Company is a self-administered and self-managed real estate investment trust ("REIT") and conducts all of its operations through the Operating Partnership and the Company's management companies, Macerich Property Management Company, LLC, a single member Delaware limited liability company, Macerich Management Company, a California corporation, Macerich Arizona Partners LLC, a single member Arizona limited liability company, Macerich Arizona Management LLC, a single member Delaware limited liability company, Macerich Partners of Colorado LLC, a Colorado limited liability company, MACW Mall Management, Inc., a New York corporation, and MACW Property Management, LLC, a single member New York limited liability company. All seven of the management companies are collectively referred to herein as the "Management Companies."

The Company was organized as a Maryland corporation in September 1993. All references to the Company in this Annual Report on Form 10-K include the Company, those entities owned or controlled by the Company and predecessors of the Company, unless the context indicates otherwise.

Financial information regarding the Company for each of the last three fiscal years is contained in the Company's Consolidated Financial Statements included in "Item 15. Exhibits and Financial Statement Schedules."

Recent Developments

Acquisitions:

On February 24, 2011, the Company increased its ownership interest in Kierland Commons, a 434,642 square foot community center in Scottsdale, Arizona, from 24.5% to 50%. The Company's share of the purchase price for this transaction was $34.2 million in cash and the assumption of $18.6 million of existing debt.

On February 28, 2011, the Company, in a 50/50 joint venture, acquired The Shops at Atlas Park, a 377,924 square foot community center in Queens, New York, for a total purchase price of $53.8 million. The Company's share of the purchase price was $26.9 million and was funded from the Company's cash on hand.

On February 28, 2011, the Company acquired the additional 50% ownership interest in Desert Sky Mall, an 893,863 square foot regional shopping center in Phoenix, Arizona, that it did not own. The total purchase price was $27.6 million, which included the assumption of the third party's pro rata share of the mortgage note payable on the property of $25.7 million. Concurrent with the purchase of the partnership interest, the Company paid off the $51.5 million loan on the property.

On April 29, 2011, the Company purchased a fee interest in a freestanding Kohl's store at Capitola Mall in Capitola, California for $28.5 million. The purchase price was paid from cash on hand.

On June 3, 2011, the Company acquired an additional 33.3% ownership interest in Arrowhead Towne Center, a 1,197,006 square foot regional shopping center in Glendale, Arizona, an additional 33.3% ownership interest in Superstition Springs Center, a 1,204,540 square foot regional shopping center in Mesa, Arizona, and an additional 50% ownership interest in the land under Superstition Springs Center in exchange for the Company's ownership interest in six anchor stores, including five former Mervyn's stores and a cash payment of $75.0 million. The cash purchase price was funded from borrowings under the Company's line of credit. This transaction is referred herein as the "GGP Exchange".

On July 22, 2011, the Company acquired the Fashion Outlets of Niagara, a 529,059 square foot outlet center in Niagara Falls, New York. The initial purchase price of $200.0 million was funded by a cash payment of $78.6 million and the assumption of the mortgage note payable of $121.4 million. The cash purchase price was funded from borrowings under the Company's line of credit. The purchase and sale agreement includes contingent consideration based on the performance of the Fashion Outlets of Niagara from the acquisition date through July 21, 2014 that could increase the purchase price from the initial $200.0 million up to a maximum of $218.7 million. The Company estimated the fair value of the contingent consideration as of December 31, 2011 to be $14.8 million, which has been included in other accrued liabilities.

On December 31, 2011, the Company and its joint venture partner reached agreement for the distribution and conveyance of interests in SDG Macerich Properties, L.P., a Delaware limited partnership ("SDG Macerich") that owned 11 regional malls in a 50/50 partnership. Six of the eleven assets were distributed to the Company on December 31, 2011. The Company received 100% ownership of Eastland Mall in Evansville, Indiana, Lake Square Mall in Leesburg, Florida, SouthPark Mall in Moline, Illinois, Southridge Mall in Des Moines, Iowa, NorthPark Mall in Davenport, Iowa and Valley Mall in Harrisonburg, Virginia (collectively referred to herein as the "SDG Acquisition Properties"). These wholly-owned assets were recorded at fair value at the date of transfer, which resulted in a gain of $188.3 million. The gain reflected the fair value of the net assets received in excess of the book value of the Company's interest in SDG Macerich. This transaction is referred to herein as the "SDG Transaction."

Financing Activity:

On January 18, 2011, the Company replaced the existing loan on Twenty Ninth Street with a new $107.0 million loan that bears interest at LIBOR plus 2.63% and matures on January 18, 2016.

On February 1, 2011, the Company paid off the $50.3 million mortgage on Chesterfield Towne Center. The loan bore interest at an effective rate of 9.07% with a maturity in January 2024.

On February 23, 2011 and November 28, 2011, the Company exercised options under the loan agreement on Danbury Fair Mall to borrow an additional $20.0 million and $10.0 million, respectively. The entire loan bears interest at an effective rate of 5.53%.

On February 28, 2011, in connection with the acquisition of an additional 50% interest in Desert Sky Mall (See "Acquisitions" in Recent Developments), the Company paid off the existing $51.5 million loan on the property that bore interest at 1.36%.

On March 10, 2011, the Company's joint venture in Inland Center replaced the existing loan on the property with a new $50.0 million loan that bears interest at LIBOR plus 3.0% and matures on April 1, 2016.

On March 15, 2011, the Company paid off the $33.1 million loan on Capitola Mall that bore interest at an effective rate of 7.13%.

On April 26, 2011, the Company's joint venture in Chandler Village Center replaced the existing loan on the property with a new $17.5 million loan that bears interest at LIBOR plus 2.25% and matures on March 1, 2014 with two one-year extension options.

On May 2, 2011, the Company replaced the $1.5 billion line of credit that had matured on April 25, 2011 with a new $1.5 billion revolving line of credit that bears interest at LIBOR plus a spread of 1.75% to 3.0% depending on the Company's overall leverage and matures on May 2, 2015 with a one-year extension option. Based on the Company's current leverage levels, the borrowing rate on the new facility is LIBOR plus 2.0%. The new line of credit can be expanded, depending on certain conditions, up to a total facility of $2.0 billion less the outstanding balance of the $125.0 million unsecured term loan, as discussed below.

On June 1, 2011, the Company paid off the $83.4 million loan on Pacific View that bore interest at an effective rate of 7.23%.

On July 1, 2011, the Company paid off the $40.2 million loan on Rimrock Mall that bore interest at an effective rate of 7.57%.

On July 1, 2011, the Company's joint venture in the Los Cerritos Center replaced the existing loan on the property with a new $200.0 million loan that bears interest at 4.50% and matures on July 1, 2018.

On September 29, 2011, the Company's joint venture in Arrowhead Towne Center replaced the existing loan on the property with a new $230.0 million loan that bears interest at 4.30% and matures on October 5, 2018.

On September 30, 2011, the Company paid off the $8.6 million loan on Hilton Village that bore interest at an effective rate of 5.27%.

On October 28, 2011, the Company's joint venture in Superstition Springs Center replaced the existing loan on the property with a new $67.5 million loan that bears interest at LIBOR plus 2.30% and matures on October 28, 2016.

In October 2011, the Company repurchased and retired $180.3 million of the 3.25% convertible senior notes due 2012 (the "Senior Notes") for $180.8 million.

On December 8, 2011, the Company obtained a $125 million unsecured term loan under the Company's line of credit that bears interest at LIBOR plus 2.20% and matures on December 8, 2018.

On December 9, 2011, the Company paid off the $19.0 million loan on La Cumbre Plaza that bore interest at an effective rate of 2.41%.

On December 30, 2011, the Company conveyed Shoppingtown Mall to the lender by a deed-in-lieu of foreclosure. As a result, the Company has been discharged from the loan on the property (See "Other Transactions and Events" in Recent Developments).

On February 1, 2012, the Company replaced the existing loan on Tucson La Encantada with a new $75.1 million loan that bears interest at 4.22% and matures on February 1, 2022.

The Company has arranged a $140 million, 10-year fixed rate loan on Pacific View. The loan is expected to close in March 2012 with an interest rate of 4.00%. The property is currently unencumbered by debt.

The Company expects to obtain in the near future a construction loan for the Fashion Outlets of Chicago that will allow for borrowings of up to $130 million and will bear interest at LIBOR plus 2.50% and mature in February 2015 with two one-year extension options. The loan will allow for an additional $10 million of borrowings, depending upon certain conditions.

In February 2012, the Company entered into an arrangement for a $220.0 million, 10-year fixed rate loan to replace the existing loan on The Oaks. The new loan is expected to close in April 2012 with an interest rate of approximately 4.10%.

Redevelopment and Development Activity:

In August 2011, the Company entered into a joint venture agreement with a subsidiary of AWE/Talisman for the development of the Fashion Outlets of Chicago in the Village of Rosemont, Illinois. The Company will own 60% of the joint venture and AWE/Talisman will own 40%. The Center will be a fully enclosed two level, 528,000 square foot outlet center. The site is located within a mile of O'Hare International Airport. The project broke ground in November 2011 and is expected to be completed in Summer 2013. The total estimated project cost is approximately $200.0 million.

Other Transactions and Events:

On July 15, 2010, a court appointed receiver assumed operational control of Valley View Center and responsibility for managing all aspects of the property. The Company anticipates the disposition of the asset, which is under the control of the receiver, will be executed through foreclosure, deed-in-lieu of foreclosure, or by some other means, and will be completed in the near future. Although the Company is no longer funding any cash shortfall, it continues to record the operations of Valley View Center until the title for the Center is transferred and its obligation for the loan is discharged. Once title to the Center is transferred, the Company will remove the net assets and liabilities from the Company's consolidated balance sheets. The mortgage note payable on Valley View Center is non-recourse to the Company.

On April 1, 2011, the Company's joint venture in SDG Macerich conveyed Granite Run Mall to the mortgage note lender by a deed-in-lieu of foreclosure. The mortgage note was non-recourse. The Company's pro rata share of gain on early extinguishment of debt was $7.8 million.

On May 11, 2011, the non-recourse mortgage note payable on Shoppingtown Mall went into maturity default. As a result of the maturity default and the corresponding reduction of the expected holding period, the Company recognized an impairment charge of $35.7 million to write-down the carrying value of the long-lived assets to its estimated fair value. On September 14, 2011, the Company exercised its right and redeemed the outside ownership interests in Shoppingtown Mall for a cash payment of $11.4 million. On December 30, 2011, the Company conveyed Shoppingtown Mall to the mortgage note lender by a deed-in-lieu of foreclosure. As a result of the conveyance, the Company recognized a $3.9 million additional loss on the disposal of the property.

As of December 1, 2011, the Prescott Gateway non-recourse loan was in maturity default. The Company is negotiating with the lender and the outcome is uncertain at this time.

The Shopping Center Industry

General:

There are several types of retail shopping centers, which are differentiated primarily based on size and marketing strategy. Regional shopping centers generally contain in excess of 400,000 square feet of GLA and are typically anchored by two or more department or large retail stores ("Anchors") and are referred to as "Regional Shopping Centers" or "Malls." Regional Shopping Centers also typically contain numerous diversified retail stores ("Mall Stores"), most of which are national or regional retailers typically located along corridors connecting the Anchors. "Strip centers," "urban villages" or "specialty centers" ("Community Shopping Centers") are retail shopping centers that are designed to attract local or neighborhood customers and are typically anchored by one or more supermarkets, discount department stores and/or drug stores. Community Shopping Centers typically contain 100,000 square feet to 400,000 square feet of GLA. Outlet Centers generally contain a wide variety of designer and manufacturer stores located in an open-air center and typically range in size from 200,000 to 850,000 square feet of GLA. In addition, freestanding retail stores are located along the perimeter of the shopping centers ("Freestanding Stores"). Mall Stores and Freestanding Stores over 10,000 square feet are also referred to as "Big Box." Anchors, Mall Stores and Freestanding Stores and other tenants typically contribute funds for the maintenance of the common areas, property taxes, insurance, advertising and other expenditures related to the operation of the shopping center.

Regional Shopping Centers:

A Regional Shopping Center draws from its trade area by offering a variety of fashion merchandise, hard goods and services and entertainment, often in an enclosed, climate controlled environment with convenient parking. Regional Shopping Centers provide an array of retail shops and entertainment facilities and often serve as the town center and a gathering place for community, charity, and promotional events.

Regional Shopping Centers have generally provided owners with relatively stable income despite the cyclical nature of the retail business. This stability is due both to the diversity of tenants and to the typical dominance of Regional Shopping Centers in their trade areas.

Regional Shopping Centers have different strategies with regard to price, merchandise offered and tenant mix, and are generally tailored to meet the needs of their trade areas. Anchors are located along common areas in a configuration designed to maximize consumer traffic for the benefit of the Mall Stores. Mall GLA, which generally refers to GLA contiguous to the Anchors for tenants other than Anchors, is leased to a wide variety of smaller retailers. Mall Stores typically account for the majority of the revenues of a Regional Shopping Center.

Business of the Company

Strategy:

The Company has a long-term four-pronged business strategy that focuses on the acquisition, leasing and management, redevelopment and development of Regional Shopping Centers.

Acquisitions. The Company principally focuses on well-located, quality Regional Shopping Centers that can be dominant in their trade area and have strong revenue enhancement potential. In addition, the Company pursues other opportunistic acquisitions of property that include retail and will complement the Company's portfolio such as Outlet Centers. The Company subsequently seeks to improve operating performance and returns from these properties through leasing, management and redevelopment. Since its initial public offering, the Company has acquired interests in shopping centers nationwide. The Company believes that it is geographically well positioned to cultivate and maintain ongoing relationships with potential sellers and financial institutions and to act quickly when acquisition opportunities arise. (See "Recent Developments—Acquisitions").

Leasing and Management. The Company believes that the shopping center business requires specialized skills across a broad array of disciplines for effective and profitable operations. For this reason, the Company has developed a fully integrated real estate organization with in-house acquisition, accounting, development, finance, information technology, leasing, legal, marketing, property management and redevelopment expertise. In addition, the Company emphasizes a philosophy of decentralized property management, leasing and marketing performed by on-site professionals. The Company believes that this strategy results in the optimal operation, tenant mix and drawing power of each Center, as well as the ability to quickly respond to changing competitive conditions of the Center's trade area.

The Company believes that on-site property managers can most effectively operate the Centers. Each Center's property manager is responsible for overseeing the operations, marketing, maintenance and security functions at the Center. Property managers focus special attention on controlling operating costs, a key element in the profitability of the Centers, and seek to develop strong relationships with and be responsive to the needs of retailers.

Similarly, the Company generally utilizes on-site and regionally located leasing managers to better understand the market and the community in which a Center is located. The Company continually assesses and fine tunes each Center's tenant mix, identifies and replaces underperforming tenants and seeks to optimize existing tenant sizes and configurations.

On a selective basis, the Company provides property management and leasing services for third parties. The Company currently manages four regional shopping centers and three community centers for third party owners on a fee basis.

Redevelopment. One of the major components of the Company's growth strategy is its ability to redevelop acquired properties. For this reason, the Company has built a staff of redevelopment professionals who have primary responsibility for identifying redevelopment opportunities that they believe will result in enhanced long-term financial returns and market position for the Centers. The redevelopment professionals oversee the design and construction of the projects in addition to obtaining required governmental approvals. (See "Recent Developments—Redevelopment and Development Activity").

Development. The Company pursues ground-up development projects on a selective basis. The Company has supplemented its strong acquisition, operations and redevelopment skills with its ground-up development expertise to further increase growth opportunities. (See "Recent Developments—Redevelopment and Development Activity").

The Centers

As of December 31, 2011, the Centers consist of 65 Regional Shopping Centers and 14 Community Shopping Centers totaling approximately 66 million square feet of GLA. The 65 Regional Shopping Centers in the Company's portfolio average approximately 923,000 square feet of GLA and range in size from 2.1 million square feet of GLA at Tysons Corner Center to 314,000 square feet of GLA at Panorama Mall. The Company's 14 Community Shopping Centers have an average of approximately 298,000 square feet of GLA. As of December 31, 2011, the Centers included 256 Anchors totaling approximately 34.5 million square feet of GLA and approximately 8,100 Mall Stores and Freestanding Stores totaling approximately 31.8 million square feet of GLA.

Competition

There are numerous owners and developers of real estate that compete with the Company in its trade areas. There are eight other publicly traded mall companies in the United States and several large private mall companies, any of which under certain circumstances could compete against the Company for an acquisition of an Anchor or a tenant. In addition, other REITs, private real estate companies, and financial buyers compete with the Company in terms of acquisitions. This results in competition for both the acquisition of properties or centers and for tenants or Anchors to occupy space. Competition for property acquisitions may result in increased purchase prices and may adversely affect the Company's ability to make suitable property acquisitions on favorable terms. The existence of competing shopping centers could have a material adverse impact on the Company's ability to lease space and on the level of rents that can be achieved. There is also increasing competition from other retail formats and technologies, such as lifestyle centers, power centers, Internet shopping, home shopping networks, outlet centers, discount shopping clubs and mail-order services that could adversely affect the Company's revenues.

In making leasing decisions, the Company believes that retailers consider the following material factors relating to a center: quality, design and location, including consumer demographics; rental rates; type and quality of Anchors and retailers at the center; and management and operational experience and strategy of the center. The Company believes it is able to compete effectively for retail tenants in its local markets based on these criteria in light of the overall size, quality and diversity of its Centers.

Major Tenants

The Centers derived approximately 79% of their total rents for the year ended December 31, 2011 from Mall Stores and Freestanding Stores under 10,000 square feet. Big Box and Anchor tenants accounted for 21% of total rents for the year ended December 31, 2011.

The following retailers (including their subsidiaries) represent the 10 largest rent payers in the Centers (excluding Valley View Center, which is under the control of a court appointed receiver) based upon total rents in place as of December 31, 2011:

Tenant	Primary DBAs	Number of Locations in the Portfolio	% of Total Rents(1)
Limited Brands, Inc.	Victoria's Secret, Bath and Body Works, Victoria's Secret Beauty, PINK	118	2.4%
Gap Inc.	The Gap, Old Navy, Banana Republic, Gap Kids, Gap Body, Baby Gap, The Gap Outlet, Athleta	80	2.3%
Forever 21, Inc.	Forever 21, XXI Forever	40	1.9%
Golden Gate Capital	Express, Eddie Bauer, J. Jill, California Pizza Kitchen	78	1.9%
Foot Locker, Inc.	Champs Sports, Foot Locker, Foot Action USA, CCS, Lady Foot Locker, Kids Foot Locker	115	1.7%
Abercrombie & Fitch Co.	Abercrombie & Fitch, Hollister, abercrombie	64	1.4%
Luxottica Group S.P.A.	Sunglass Hut, LensCrafters, Oakley, Optical Shop of Aspen, Pearle Vision Center, Ilori, Sunglass Hut / Watch Station	133	1.3%
American Eagle Outfitters, Inc.	American Eagle, Aerie, 77Kids	53	1.2%
Nordstrom, Inc.	Nordstrom, Last Chance, Nordstrom Rack, Nordstrom Spa	21	1.1%
AT&T Mobility LLC(2)	AT&T, Cingular Wireless, AT&T Experience Store	30	1.1%

(1) Total rents include minimum rents and percentage rents.

(2) Includes AT&T Mobility office headquarters located at Redmond Town Center.

Mall Stores and Freestanding Stores

Mall Store and Freestanding Store leases generally provide for tenants to pay rent comprised of a base (or "minimum") rent and a percentage rent based on sales. In some cases, tenants pay only minimum rent, and in other cases, tenants pay only percentage rent. The Company has generally entered into leases for Mall Stores and Freestanding Stores that require tenants to pay a stated amount for operating expenses, generally excluding property taxes, regardless of the expenses the Company actually incurs at any Center. Additionally, certain leases for Mall Stores and Freestanding Stores contain provisions that require tenants to pay their pro rata share of maintenance of the common areas, property taxes, insurance, advertising and other expenditures related to the operations of the Center.

Tenant space of 10,000 square feet and under in the Company's portfolio at December 31, 2011 comprises 66.9% of all Mall Store and Freestanding Store space. The Company uses tenant spaces of 10,000 square feet and under for comparing rental rate activity because this space is more consistent in terms of shape and configuration and, as such, the Company is able to provide a meaningful comparison of rental rate activity for this space. Mall Store and Freestanding Store space greater than 10,000 square feet is inconsistent in size and configuration throughout the Company's portfolio and as a result does not lend itself to a meaningful comparison of rental rate activity with the Company's other space. Most of the non-Anchor space over 10,000 square feet is not physically connected to the mall, does not share the same common area amenities and does not benefit from the foot traffic in the mall.

As a result, space greater than 10,000 square feet has a unique rent structure that is inconsistent with mall space under 10,000 square feet.

The following tables set forth the average base rent per square foot for the Centers, as of December 31 for each of the past five years:

Mall Stores and Freestanding Stores under 10,000 square feet:

For the Years Ended December 31,	Avg. Base Rent Per Sq. Ft.(1)(2)	Avg. Base Rent Per Sq. Ft. on Leases Executed During the Year(2)(3)	Avg. Base Rent Per Sq. Ft. on Leases Expiring During the Year(2)(4)
Consolidated Centers:			
2011(5)(6)	$38.80	$38.35	$35.84
2010(5)	$37.93	$34.99	$37.02
2009	$37.77	$38.15	$34.10
2008	$41.39	$42.70	$35.14
2007	$38.49	$43.23	$34.21
Unconsolidated Joint Venture Centers (at the Company's pro rata share):			
2011	$53.72	$50.00	$38.98
2010	$46.16	$48.90	$38.39
2009	$45.56	$43.52	$37.56
2008	$42.14	$49.74	$37.61
2007	$38.72	$47.12	$34.87

Big Box and Anchors:

For the Years Ended December 31,	Avg. Base Rent Per Sq. Ft.(1)(2)	Avg. Base Rent Per Sq. Ft. on Leases Executed During the Year(2)(3)	Number of Leases Executed During the Year	Avg. Base Rent Per Sq. Ft. on Leases Expiring During the Year(2)(4)	Number of Leases Expiring During the Year
Consolidated Centers:					
2011(5)(6)	$ 8.42	$10.87	21	$ 6.71	14
2010(5)	$ 8.64	$13.79	31	$10.64	10
2009	$ 9.66	$10.13	19	$20.84	5
2008	$ 9.53	$11.44	26	$ 9.21	18
2007	$ 9.08	$18.51	17	$20.13	3
Unconsolidated Joint Venture Centers (at the Company's pro rata share):					
2011	$12.50	$21.43	15	$14.19	7
2010	$11.90	$24.94	20	$15.63	26
2009	$11.60	$31.73	16	$19.98	16
2008	$11.16	$14.38	14	$10.59	5
2007	$10.89	$18.21	13	$11.03	5

(1) Average base rent per square foot is based on spaces occupied as of December 31 for each of the Centers and gives effect to the terms of each lease in effect, as of such date, including any concessions, abatements and other adjustments or allowances that have been granted to the tenants.

(2) The leases for Promenade at Casa Grande, SanTan Village Power Center and SanTan Village Regional Center were excluded for the years ended December 31, 2007 and 2008 because they were under development. The leases for The Market at Estrella Falls were excluded for the years ended December 31, 2009 and 2008 because it was under development. The leases for Santa Monica Place were excluded for the years ended December 31, 2010, 2009 and 2008 because it was under redevelopment.

(3) The average base rent per square foot on leases executed during the year represents the actual rent paid on a per square foot basis during the first twelve months of the lease.

(4) The average base rent per square foot on leases expiring during the year represents the actual rent to be paid on a per square foot basis during the final twelve months of the lease.

(5) The leases for Valley View Center were excluded because the Center is under the control of a court appointed receiver.

(6) The leases for the SDG Acquisition Properties were included as Consolidated Centers for the year ended December 31, 2011. These Centers were included with Unconsolidated Joint Venture Centers for the years ended December 31, 2010, 2009, 2008 and 2007.

Cost of Occupancy

A major factor contributing to tenant profitability is cost of occupancy, which consists of tenant occupancy costs charged by the Company. Tenant expenses included in this calculation are minimum rents, percentage rents and recoverable expenditures, which consist primarily of property operating expenses, real estate taxes and repair and maintenance expenditures. These tenant charges are collectively referred to as tenant occupancy costs. These tenant occupancy costs are compared to tenant sales. A low cost of occupancy percentage shows more capacity for the Company to increase rents at the time of lease renewal than a high cost of occupancy percentage. The following table summarizes occupancy costs for Mall Store and Freestanding Store tenants in the Centers as a percentage of total Mall Store sales for the last five years:

	For Years ended December 31,				
	2011(1)(2)	2010(1)(2)	2009(1)	2008(1)	2007(1)
Consolidated Centers:					
Minimum rents	8.2%	8.6%	9.1%	8.9%	8.0%
Percentage rents	0.5%	0.4%	0.4%	0.4%	0.4%
Expense recoveries(3)	4.1%	4.4%	4.7%	4.4%	3.8%
	12.8%	13.4%	14.2%	13.7%	12.2%
Unconsolidated Joint Venture Centers:					
Minimum rents	9.1%	9.1%	9.4%	8.2%	7.3%
Percentage rents	0.4%	0.4%	0.4%	0.4%	0.5%
Expense recoveries(3)	3.9%	4.0%	4.3%	3.9%	3.2%
	13.4%	13.5%	14.1%	12.5%	11.0%

(1) The SDG Acquisition Properties were included in the Consolidated Centers for the year ended December 31, 2011 and were included in the Unconsolidated Joint Venture Centers for the years ended December 31, 2010, 2009, 2008 and 2007.

(2) The cost of occupancy excludes Valley View Center for the years ended December 31, 2011 and 2010 because the Center is under the control of a court appointed receiver.

(3) Represents real estate tax and common area maintenance charges.

Lease Expirations

The following tables show scheduled lease expirations for Centers owned as of December 31, 2011, excluding Valley View Center because the Center is under the control of a court appointed receiver, for the next ten years, assuming that none of the tenants exercise renewal options:

Mall Stores and Freestanding Stores under 10,000 square feet:

Year Ending December 31,	Number of Leases Expiring	Approximate GLA of Leases Expiring(1)	% of Total Leased GLA Represented by Expiring Leases(1)	Ending Base Rent per Square Foot of Expiring Leases(1)	% of Base Rent Represented by Expiring Leases(1)
Consolidated Centers:					
2012	472	992,496	14.19%	$37.69	12.96%
2013	389	747,012	10.68%	$41.25	10.68%
2014	343	736,723	10.53%	$38.20	9.75%
2015	312	712,830	10.19%	$38.17	9.43%
2016	330	801,817	11.46%	$39.42	10.96%
2017	302	765,037	10.94%	$42.76	11.34%
2018	258	650,012	9.29%	$43.24	9.74%
2019	215	551,606	7.89%	$44.74	8.55%
2020	171	396,273	5.67%	$52.21	7.17%
2021	178	470,084	6.72%	$42.97	7.00%
Unconsolidated Joint Venture Centers (at the Company's pro rata share):					
2012	330	334,533	11.75%	$48.00	9.79%
2013	276	300,917	10.57%	$56.22	10.32%
2014	257	304,982	10.71%	$60.45	11.24%
2015	285	378,318	13.29%	$58.37	13.46%
2016	270	331,546	11.64%	$58.58	11.84%
2017	200	299,798	10.53%	$52.78	9.65%
2018	172	225,115	7.91%	$58.67	8.05%
2019	143	163,575	5.74%	$68.41	6.82%
2020	152	193,213	6.79%	$66.16	7.79%
2021	163	218,037	7.66%	$57.98	7.71%

Big Boxes and Anchors:

Year Ending December 31,	Number of Leases Expiring	Approximate GLA of Leases Expiring(1)	% of Total Leased GLA Represented by Expiring Leases(1)	Ending Base Rent per Square Foot of Expiring Leases(1)	% of Base Rent Represented by Expiring Leases(1)
Consolidated Centers:					
2012	22	927,046	7.43%	$ 8.80	7.51%
2013	22	849,514	6.81%	$ 6.06	4.74%
2014	28	1,480,080	11.86%	$ 6.86	9.36%
2015	21	1,040,554	8.34%	$ 5.80	5.56%
2016	24	1,375,312	11.02%	$ 5.78	7.32%
2017	29	1,280,621	10.26%	$ 7.77	9.16%
2018	17	282,922	2.27%	$16.11	4.20%
2019	15	236,747	1.90%	$20.85	4.55%
2020	27	792,185	6.35%	$ 8.75	6.38%
2021	25	937,074	7.51%	$14.36	12.40%
Unconsolidated Joint Venture Centers (at the Company's pro rata share):					
2012	11	201,175	4.21%	$ 9.34	2.94%
2013	22	326,992	6.84%	$15.00	7.67%
2014	22	381,504	7.97%	$16.10	9.61%
2015	35	912,606	19.08%	$ 8.86	12.65%
2016	30	500,111	10.45%	$13.94	10.90%
2017	12	148,209	3.10%	$26.08	6.04%
2018	10	316,693	6.62%	$ 5.45	2.70%
2019	12	215,198	4.50%	$19.14	6.44%
2020	19	637,413	13.32%	$13.24	13.20%
2021	11	220,629	4.61%	$11.56	3.99%

(1) The ending base rent per square foot on leases expiring during the period represents the final year minimum rent, on a cash basis, for tenant leases expiring during the year. Currently, 62% of leases have provisions for future consumer price index increases that are not reflected in ending base rent. Leases for the SDG Acquisition Properties are included in the Consolidated Centers. The leases for The Shops at Atlas Park and South Ridge Mall were excluded as these properties are under redevelopment.

Anchors

Anchors have traditionally been a major factor in the public's identification with Regional Shopping Centers. Anchors are generally department stores whose merchandise appeals to a broad range of shoppers. Although the Centers receive a smaller percentage of their operating income from Anchors than from Mall Stores and Freestanding Stores, strong Anchors play an important part in maintaining customer traffic and making the Centers desirable locations for Mall Store and Freestanding Store tenants.

Anchors either own their stores, the land under them and in some cases adjacent parking areas, or enter into long-term leases with an owner at rates that are lower than the rents charged to tenants of Mall Stores and Freestanding Stores. Each Anchor that owns its own store and certain Anchors that lease their stores enter into reciprocal easement agreements with the owner of the Center covering, among other things, operational matters, initial construction and future expansion.

Anchors accounted for approximately 7.3% of the Company's total rents for the year ended December 31, 2011.

The following table identifies each Anchor, each parent company that owns multiple Anchors and the number of square feet owned or leased by each such Anchor or parent company in the Company's portfolio at December 31, 2011. Anchors at Valley View Center are excluded from the table below because the Center is under the control of a court appointed receiver.

Name	Number of Anchor Stores	GLA Owned by Anchor	GLA Leased by Anchor	Total GLA Occupied by Anchor
Macy's Inc.				
Macy's(1)	51	5,419,918	2,959,858	8,379,776
Bloomingdale's	2	—	357,644	357,644
Total	53	5,419,918	3,317,502	8,737,420
Sears Holdings Corporation				
Sears	39	3,588,537	1,589,613	5,178,150
Great Indoors, The	1	—	131,051	131,051
K-Mart	1	—	86,479	86,479
Total	41	3,588,537	1,807,143	5,395,680
jcpenney	37	2,162,764	2,844,218	5,006,982
Dillard's	23	3,343,556	557,112	3,900,668
Nordstrom	14	720,349	1,676,891	2,397,240
Target(2)	10	870,830	452,533	1,323,363
Forever 21(1)	10	154,518	791,461	945,979
The Bon-Ton Stores, Inc.				
Younkers	3	—	317,241	317,241
Bon-Ton, The	1	—	71,222	71,222
Herberger's	2	188,000	53,317	241,317
Total	6	188,000	441,780	629,780
Neiman Marcus(3)	4	120,000	409,058	529,058
Kohl's	5	164,902	240,041	404,943
Home Depot	3	—	394,932	394,932
Wal-Mart	2	371,527	—	371,527
Costco	2	—	321,419	321,419
Lord & Taylor	3	120,635	199,372	320,007
Boscov's	2	—	301,350	301,350
Burlington Coat Factory	3	174,449	86,706	261,155
Dick's Sporting Goods	3	—	257,241	257,241
Belk	3	—	200,925	200,925
Von Maur	2	186,686	—	186,686
La Curacao	1	—	164,656	164,656
Barneys New York	2	—	141,398	141,398
Lowe's	1	135,197	—	135,197
Garden Ridge	1	—	109,933	109,933
Saks Fifth Avenue	1	—	92,000	92,000
Mercado de los Cielos	1	—	77,500	77,500
L.L. Bean	1	—	75,778	75,778
Best Buy	1	65,841	—	65,841
Sports Authority	1	—	52,250	52,250
Bealls	1	—	40,000	40,000
Vacant Anchors(4)	6	—	688,359	688,359
Total	243	17,787,709	15,741,558	33,529,267
Anchors at Centers not owned by the Company(5):				
Forever 21	5	—	397,726	397,726
Burlington Coat Factory	1	—	85,000	85,000
Kohl's	1	—	82,600	82,600
Cabela's	1	—	75,330	75,330
Vacant Anchors(5)	5	—	377,823	377,823
Total	256	17,787,709	16,760,037	34,547,746

(1) Macy's is scheduled to open a 103,000 square foot store at Mall of Victor Valley in 2013. The Forever 21 at Mall of Victor Valley closed in January 2012.

(2) Target is scheduled to open a 98,000 square foot store at Capitola Mall in Summer of 2012.

(3) Neiman Marcus is scheduled to open an 88,000 square foot store at Broadway Plaza in March of 2012.

(4) The Company is currently seeking various replacement tenants and/or contemplating redevelopment opportunities for these vacant sites.

(5) The Company owns a portfolio of 15 former Mervyn's stores located at shopping centers not owned by the Company. Of these 15 stores, five have been leased to Forever 21, one has been leased to Kohl's, one has been leased to Burlington Coat Factory, one has been leased to Cabela's, two have been leased for non-Anchor usage and the remaining five former Mervyn's locations are vacant. The Company is currently seeking replacement tenants for these vacant sites.

Environmental Matters

Each of the Centers has been subjected to an Environmental Site Assessment—Phase I (which involves review of publicly available information and general property inspections, but does not involve soil sampling or ground water analysis) completed by an environmental consultant.

Based on these assessments, and on other information, the Company is aware of the following environmental issues, which may result in potential environmental liability and cause the Company to incur costs in responding to these liabilities or in other costs associated with future investigation or remediation:

- *Asbestos.* The Company has conducted asbestos-containing materials ("ACM") surveys at various locations within the Centers. The surveys indicate that ACMs are present or suspected in certain areas, primarily vinyl floor tiles, mastics, roofing materials, drywall tape and joint compounds. The identified ACMs are generally non-friable, in good condition, and possess low probabilities for disturbance. At certain Centers where ACMs are present or suspected, however, some ACMs have been or may be classified as "friable," and ultimately may require removal under certain conditions. The Company has developed and implemented an operations and maintenance ("O&M") plan to manage ACMs in place.
- *Underground Storage Tanks.* Underground storage tanks ("USTs") are or were present at certain Centers, often in connection with tenant operations at gasoline stations or automotive tire, battery and accessory service centers located at such Centers. USTs also may be or have been present at properties neighboring certain Centers. Some of these tanks have either leaked or are suspected to have leaked. Where leakage has occurred, investigation, remediation, and monitoring costs may be incurred by the Company if responsible current or former tenants, or other responsible parties, are unavailable to pay such costs.
- *Chlorinated Hydrocarbons.* The presence of chlorinated hydrocarbons such as perchloroethylene ("PCE") and its degradation byproducts have been detected at certain Centers, often in connection with tenant dry cleaning operations. Where PCE has been detected, the Company may incur investigation, remediation and monitoring costs if responsible current or former tenants, or other responsible parties, are unavailable to pay such costs.

See "Item 1A. Risk Factors—Possible environmental liabilities could adversely affect us."

Insurance

Each of the Centers has comprehensive liability, fire, extended coverage and rental loss insurance with insured limits customarily carried for similar properties. The Company does not insure certain types of losses (such as losses from wars) because they are either uninsurable or not economically insurable. In addition, while the Company or the relevant joint venture, as applicable, further carries specific earthquake insurance on the Centers located in California, the policies are subject to a deductible equal to 5% of the total insured value of each Center, a $100,000 per occurrence minimum and a combined annual aggregate loss limit of $150 million on these Centers. The Company or the relevant joint venture, as applicable, carries specific earthquake insurance on the Centers located in the Pacific Northwest. However, the policies are subject to a deductible equal to 2% of the total insured value of each Center, a $50,000 per occurrence minimum and a combined annual aggregate loss limit of $800 million on these Centers. While the Company or the relevant joint venture also carries terrorism insurance on the Centers, the policies are subject to a $50,000 deductible and a combined annual aggregate loss of $800 million. Each Center has environmental insurance covering eligible third-party losses, remediation and non-owned disposal sites, subject to a $100,000 deductible and a $20 million five-year aggregate limit. Some environmental losses are not covered by this insurance because they are uninsurable or not economically insurable. Furthermore, the Company carries title insurance on substantially all of the Centers for less than their full value.

Qualification as a Real Estate Investment Trust

The Company elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), commencing with its first taxable year ended December 31, 1994, and intends to conduct its operations so as to continue to qualify as a REIT under the Code. As a REIT, the Company generally will not be subject to federal and state income taxes on its net taxable income that it currently distributes to stockholders. Qualification and taxation as a REIT depends on the Company's ability to meet certain dividend distribution tests, share ownership requirements and various qualification tests prescribed in the Code.

Employees

As of December 31, 2011, the Company had approximately 1,377 employees, of which approximately 1,094 were full-time. Unions represent five of these employees. The Company believes that relations with its employees are good.

Seasonality

For a discussion of the extent to which the Company's business may be seasonal, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Management's Overview and Summary—Seasonality."

Available Information; Website Disclosure; Corporate Governance Documents

The Company's corporate website address is *www.macerich.com*. The Company makes available free-of-charge through this website its reports on Forms 10-K, 10-Q and 8-K and all amendments thereto, as soon as reasonably practicable after the reports have been filed with, or furnished to, the SEC. These reports are available under the heading "Investing—Financial Information—SEC Filings", through a free hyperlink to a third-party service. Information provided on our website is not incorporated by reference into this Form 10-K.

The following documents relating to Corporate Governance are available on the Company's website at *www.macerich.com* under "Investing—Corporate Governance":

Guidelines on Corporate Governance
Code of Business Conduct and Ethics
Code of Ethics for CEO and Senior Financial Officers
Audit Committee Charter
Compensation Committee Charter
Executive Committee Charter
Nominating and Corporate Governance Committee Charter

You may also request copies of any of these documents by writing to:

Attention: Corporate Secretary
The Macerich Company
401 Wilshire Blvd., Suite 700
Santa Monica, CA 90401

ITEM 1A. RISK FACTORS

The following factors could cause our actual results to differ materially from those contained in forward-looking statements made in this Annual Report on Form 10-K and presented elsewhere by our management from time to time. This list should not be considered to be a complete statement of all potential risks or uncertainties as it does not describe additional risks of which we are not presently aware or that we do not currently consider material. We may update our risk factors from time to time in our future periodic reports. Any of these factors may have a material adverse effect on our business, financial condition, operating results and cash flows.

RISKS RELATED TO OUR BUSINESS AND PROPERTIES

We invest primarily in shopping centers, which are subject to a number of significant risks that are beyond our control.

Real property investments are subject to varying degrees of risk that may affect the ability of our Centers to generate sufficient revenues to meet operating and other expenses, including debt service, lease payments, capital expenditures and tenant improvements, and to make distributions to us and our stockholders. For purposes of this "Risk Factor" section, Centers wholly owned by us are referred to as "Wholly Owned Centers" and Centers that are partly but not wholly owned by us are referred to as "Joint Venture Centers." A number of factors may decrease the income generated by the Centers, including:

- the national economic climate (including the continued impact of the severe economic recession that began in 2007);
- the regional and local economy (which may be negatively impacted by rising unemployment, declining real estate values, increased foreclosures, higher taxes, plant closings, industry slowdowns, union activity, adverse weather conditions, natural disasters, terrorist activities and other factors);
- local real estate conditions (such as an oversupply of, or a reduction in demand for, retail space or retail goods, decreases in rental rates, declining real estate values and the availability and creditworthiness of current and prospective tenants);
- decreased levels of consumer spending, consumer confidence, and seasonal spending (especially during the holiday season when many retailers generate a disproportionate amount of their annual sales);

- negative perceptions by retailers or shoppers of the safety, convenience and attractiveness of a Center; and
- increased costs of maintenance, insurance and operations (including real estate taxes).

Income from shopping center properties and shopping center values are also affected by applicable laws and regulations, including tax, environmental, safety and zoning laws.

Continued economic weakness from the severe economic recession that began in 2007 may materially and adversely affect our results of operations and financial condition.

The U.S. economy is still experiencing weakness from the severe recession that began in 2007 and resulted in increased unemployment, the bankruptcy or weakened financial condition of a number of large retailers, a decline in residential and commercial property values and reduced demand and rental rates for retail space. Although the U.S. economy has improved, high levels of unemployment have persisted, and rental rates and valuations for retail space have not fully recovered to pre-recession levels and may not for a number of years. We may continue to experience downward pressure on the rental rates we are able to charge as leases signed prior to the recession expire, and tenants may declare bankruptcy, announce store closings or fail to meet their lease obligations, any of which could adversely affect the value of our properties and our financial condition and results of operations.

A significant percentage of our Centers are geographically concentrated and, as a result, are sensitive to local economic and real estate conditions.

A significant percentage of our Centers are located in California and Arizona, and eight Centers in the aggregate are located in New York, New Jersey and Connecticut. Many of these states have been more adversely affected by weak economic and real estate conditions than have other states. To the extent that weak economic or real estate conditions, including as a result of the factors described in the preceding risk factors, or other factors continue to affect or affect California, Arizona, New York, New Jersey or Connecticut (or their respective regions) more severely than other areas of the country, our financial performance could be negatively impacted.

We are in a competitive business.

There are numerous owners and developers of real estate that compete with us in our trade areas. There are seven other publicly traded mall companies in the United States and several large private mall companies, any of which under certain circumstances could compete against us for an acquisition of an Anchor or a tenant. In addition, other REITs, private real estate companies, and financial buyers compete with us in terms of acquisitions. This results in competition both for the acquisition of properties or centers and for tenants or Anchors to occupy space. Competition for property acquisitions may result in increased purchase prices and may adversely affect our ability to make suitable property acquisitions on favorable terms. The existence of competing shopping centers could have a material adverse impact on our ability to lease space and on the level of rents that can be achieved. There is also increasing competition from other retail formats and technologies, such as lifestyle centers, power centers, Internet shopping, home shopping networks, outlet centers, discount shopping clubs and mail-order services that could adversely affect our revenues.

We may be unable to renew leases, lease vacant space or re-let space as leases expire, which could adversely affect our financial condition and results of operations.

There are no assurances that our leases will be renewed or that vacant space in our Centers will be re-let at net effective rental rates equal to or above the current average net effective rental rates or that substantial rent abatements, tenant improvements, early termination rights or below-market renewal options will not be offered to attract new tenants or retain existing tenants. If the rental rates at our Centers decrease, if our existing tenants do not renew their leases or if we do not re-let a significant portion of our available space and space for which leases will expire, our financial condition and results of operations could be adversely affected.

If Anchors or other significant tenants experience a downturn in their business, close or sell stores or declare bankruptcy, our financial condition and results of operations could be adversely affected.

Our financial condition and results of operations could be adversely affected if a downturn in the business of, or the bankruptcy or insolvency, of an Anchor or other significant tenant leads them to close retail stores or terminate their leases after seeking protection under the bankruptcy laws from their creditors, including us as lessor. In recent years a number of companies in the retail industry, including some of our tenants, have declared bankruptcy or have gone out of business. We may be unable to re-let stores vacated as a result of voluntary closures or the bankruptcy of a tenant. Furthermore, if the store sales of retailers operating at our Centers decline significantly due to adverse economic conditions or for any other reason, tenants might be unable to pay their minimum rents or expense recovery charges. In the event of a default by a lessee, the affected Center may experience delays and costs in enforcing its rights as lessor.

In addition, Anchors and/or tenants at one or more Centers might terminate their leases as a result of mergers, acquisitions, consolidations or dispositions in the retail industry. The sale of an Anchor or store to a less desirable retailer may reduce occupancy levels, customer traffic and rental income. Given current economic conditions, there is an increased risk that Anchors or other significant tenants will sell stores operating in our Centers or consolidate duplicate or geographically overlapping store locations. Store closures by an Anchor and/or a significant number of tenants may allow other Anchors and/or certain other tenants to terminate their leases, receive reduced rent and/or cease operating their stores at the Center or otherwise adversely affect occupancy at the Center.

Our acquisition and real estate development strategies may not be successful.

Our historical growth in revenues, net income and funds from operations has been in part tied to the acquisition and redevelopment of shopping centers. Many factors, including the availability and cost of capital, our total amount of debt outstanding, our ability to obtain financing on attractive terms, if at all, interest rates and the availability of attractive acquisition targets, among others, will affect our ability to acquire and redevelop additional properties in the future. We may not be successful in pursuing acquisition opportunities, and newly acquired properties may not perform as well as expected. Expenses arising from our efforts to complete acquisitions, redevelop properties or increase our market penetration may have a material adverse effect on our business, financial condition and results of operations. We face competition for acquisitions primarily from other REITs, as well as from private real estate companies and financial buyers. Some of our competitors have greater financial and other resources. Increased competition for shopping center acquisitions may result in increased purchase prices and may impact adversely our ability to acquire additional properties on favorable terms. We cannot guarantee that we will be able to implement our growth strategy successfully or manage our expanded operations effectively and profitably.

We may not be able to achieve the anticipated financial and operating results from newly acquired assets. Some of the factors that could affect anticipated results are:

- our ability to integrate and manage new properties, including increasing occupancy rates and rents at such properties;
- the disposal of non-core assets within an expected time frame; and
- our ability to raise long-term financing to implement a capital structure at a cost of capital consistent with our business strategy.

Our business strategy also includes the selective development and construction of retail properties. Any development, redevelopment and construction activities that we may undertake will be subject to the risks of real estate development, including lack of financing, construction delays, environmental requirements, budget overruns, sunk costs and lease-up. Furthermore, occupancy rates and rents at a newly completed property may not be sufficient to make the property profitable. Real estate development activities are also subject to risks relating to the inability to obtain, or delays in obtaining, all necessary zoning, land-use, building, and occupancy and other required governmental permits and authorizations. If any of the above events occur, our ability to pay dividends to our stockholders and service our indebtedness could be adversely affected.

We may be unable to sell properties at the time we desire and on favorable terms.

Investments in real estate are relatively illiquid, which limits our ability to adjust our portfolio in response to changes in economic or other conditions. Moreover, there are some limitations under federal income tax laws applicable to REITs that limit our ability to sell assets. In addition, because our properties are generally mortgaged to secure our debts, we may not be able to obtain a release of a lien on a mortgaged property without the payment of the associated debt and/or a substantial prepayment penalty, which restricts our ability to dispose of a property, even though the sale might otherwise be desirable. Furthermore, the number of prospective buyers interested in purchasing shopping centers is limited. Therefore, if we want to sell one or more of our Centers, we may not be able to dispose of it in the desired time period and may receive less consideration than we originally invested in the Center.

Possible environmental liabilities could adversely affect us.

Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in that real property. These laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of hazardous or toxic substances. The costs of investigation, removal or remediation of hazardous or toxic substances may be substantial. In addition, the presence of hazardous or toxic substances, or the failure to remedy environmental hazards properly, may adversely affect the owner's or operator's ability to sell or rent affected real property or to borrow money using affected real property as collateral.

Persons or entities that arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of hazardous or toxic substances at the disposal or treatment facility, whether or not that facility is owned or operated by the person or entity arranging for the disposal or treatment of hazardous or toxic substances. Laws exist that impose liability for release of asbestos containing materials ("ACMs") into the air, and third parties may seek recovery from owners or operators of real property for personal injury associated with exposure to ACMs. In connection with our ownership, operation, management, development and redevelopment of the Centers, or any other centers or properties we acquire in the future, we may be potentially liable under these laws and may incur costs in responding to these liabilities.

Some of our properties are subject to potential natural or other disasters.

Some of our Centers are located in areas that are subject to natural disasters, including our Centers in California or in other areas with higher risk of earthquakes, our Centers in flood plains or in areas that may be adversely affected by tornados, as well as our Centers in coastal regions that may be adversely affected by increases in sea levels or in the frequency or severity of hurricanes and tropical storms.

Uninsured losses could adversely affect our financial condition.

Each of our Centers has comprehensive liability, fire, extended coverage and rental loss insurance with insured limits customarily carried for similar properties. We do not insure certain types of losses (such as losses from wars), because they are either uninsurable or not economically insurable. In addition, while we or the relevant joint venture, as applicable, carries specific earthquake insurance on the Centers located in California, the policies are subject to a deductible equal to 5% of the total insured value of each Center, a $100,000 per occurrence minimum and a combined annual aggregate loss limit of $150 million on these Centers. We or the relevant joint venture, as applicable, carries specific earthquake insurance on the Centers located in the Pacific Northwest. However, the policies are subject to a deductible equal to 2% of the total insured value of each Center, a $50,000 per occurrence minimum and a combined annual aggregate loss limit of $800 million on these Centers. While we or the relevant joint venture also carries terrorism insurance on the Centers, the policies are subject to a $50,000 deductible and a combined annual aggregate loss of $800 million. Each Center has environmental insurance covering eligible third-party losses, remediation and non-owned disposal sites, subject to a $100,000 deductible and a $20 million five-year aggregate limit. Some environmental losses are not covered by this insurance because they are uninsurable or not economically insurable. Furthermore, we carry title insurance on all of the Centers for generally less than their full value.

If an uninsured loss or a loss in excess of insured limits occurs, we could lose all or a portion of the capital we have invested in a property, as well as the anticipated future revenue from the property, but may remain obligated for any mortgage debt or other financial obligations related to the property.

Inflation may adversely affect our financial condition and results of operations.

If inflation increases in the future, we may experience any or all of the following:

- Difficulty in replacing or renewing expiring leases with new leases at higher rents;
- Decreasing tenant sales as a result of decreased consumer spending which could adversely affect the ability of our tenants to meet their rent obligations and/or result in lower percentage rents; and
- An inability to receive reimbursement from our tenants for their share of certain operating expenses, including common area maintenance, real estate taxes and insurance.

We have substantial debt that could affect our future operations.

Our total outstanding loan indebtedness at December 31, 2011 was $6.2 billion (which includes $852.8 million of unsecured debt and $1.9 billion of our pro rata share of joint venture debt). Approximately $737.0 million of such indebtedness (at our pro rata share), including $437.8 million of Senior Notes, matures in 2012 (excluding Valley View Center, Prescott Gateway and refinancing transactions that have recently closed). As a result of this substantial indebtedness, we are required to use a material portion of our cash flow to service principal and interest on our debt, which limits the amount of cash available for other business opportunities. We are also subject to the risks normally associated with debt financing, including the risk that our cash flow from operations will be insufficient to meet required debt service and that rising interest rates could adversely affect our debt service costs. In addition, our use of interest rate hedging arrangements may expose us to additional risks, including that the counterparty to the arrangement may fail to honor its obligations and that termination of these arrangements typically involves costs such as transaction fees or breakage costs. Furthermore, a majority of our Centers are mortgaged to secure payment of indebtedness, and if income from the Center is insufficient to pay that indebtedness, the Center could be foreclosed upon by the mortgagee resulting in a loss of income and a decline in our total asset value.

We are obligated to comply with financial and other covenants that could affect our operating activities.

Our unsecured credit facilities contain financial covenants, including interest coverage requirements, as well as limitations on our ability to incur debt, make dividend payments and make certain acquisitions. These covenants may restrict our ability to pursue certain business initiatives or certain transactions that might otherwise be advantageous. In addition, failure to meet certain of these financial covenants could cause an event of default under and/or accelerate some or all of such indebtedness which could have a material adverse effect on us.

We depend on external financings for our growth and ongoing debt service requirements.

We depend primarily on external financings, principally debt financings and, in more limited circumstances, equity financings, to fund the growth of our business and to ensure that we can meet ongoing maturities of our outstanding debt. Our access to financing depends on the willingness of banks, lenders and other institutions to lend to us based on their underwriting criteria which can fluctuate with market conditions and on conditions in the capital markets in general. The credit markets experienced a severe dislocation during 2008 and 2009, which, for certain periods of time, resulted in the near unavailability of debt financing for even the most creditworthy borrowers. Although the credit markets have recovered from this severe dislocation, there are a number of continuing effects, including a weakening of many traditional sources of debt financing and changes in underwriting standards and terms. Since the severe recession that began in 2007, the capital markets have also experienced and may continue to experience significant volatility and disruption. While the capital markets have shown signs of improvement, the sustainability of an economic recovery is uncertain and additional levels of market disruption and volatility could materially adversely impact our ability to access the capital markets for equity financings. There are no assurances that we will continue to be able to obtain the financing we need for future growth or to meet our debt service as obligations mature, or that the financing will be available to us on acceptable terms, or at all. In addition, any debt refinancing could also impose more restrictive terms.

RISKS RELATED TO OUR ORGANIZATIONAL STRUCTURE

Certain individuals have substantial influence over the management of both us and the Operating Partnership, which may create conflicts of interest.

Under the limited partnership agreement of the Operating Partnership, we, as the sole general partner, are responsible for the management of the Operating Partnership's business and affairs. Three of the principals of the Operating Partnership serve as our executive officers, and a member of our board of directors. Accordingly, these principals have substantial influence over our management and the management of the Operating Partnership. As a result, certain decisions concerning our operations or other matters affecting us may present conflicts of interest for these individuals.

Outside partners in Joint Venture Centers result in additional risks to our stockholders.

We own partial interests in property partnerships that own 34 Joint Venture Centers as well as several development sites. We may acquire partial interests in additional properties through joint venture arrangements. Investments in Joint Venture Centers involve risks different from those of investments in Wholly Owned Centers.

We may have fiduciary responsibilities to our partners that could affect decisions concerning the Joint Venture Centers. Third parties may share control of major decisions relating to the Joint Venture Centers, including decisions with respect to sales, refinancings and the timing and amount of additional capital contributions, as well as decisions that could have an adverse impact on our status. For example, we may lose our management and other rights relating to the Joint Venture Centers if:

- we fail to contribute our share of additional capital needed by the property partnerships;

- we default under a partnership agreement for a property partnership or other agreements relating to the property partnerships or the Joint Venture Centers; or
- with respect to certain of the Joint Venture Centers, if certain designated key employees no longer are employed in the designated positions.

In addition, some of our outside partners control the day-to-day operations of two Joint Venture Centers (NorthPark Center and West Acres Center). We, therefore, do not control cash distributions from these Centers, and the lack of cash distributions from these Centers could jeopardize our ability to maintain our qualification as a REIT. Furthermore, certain Joint Venture Centers have debt that could become recourse debt to us if the Joint Venture Center is unable to discharge such debt obligation.

Our percentage ownership interest in the equity of a joint venture vehicle may not reflect our economic interest in the Joint Venture Center owned by the entity, since each joint venture has various agreements regarding cash flow, profits and losses, allocations, capital requirements, priority on return of capital, preferential returns to joint venture partners, incentive compensation for the joint venture manager and other matters.

Our holding company structure makes us dependent on distributions from the Operating Partnership.

Because we conduct our operations through the Operating Partnership, our ability to service our debt obligations and pay dividends to our stockholders is strictly dependent upon the earnings and cash flows of the Operating Partnership and the ability of the Operating Partnership to make distributions to us. Under the Delaware Revised Uniform Limited Partnership Act, the Operating Partnership is prohibited from making any distribution to us to the extent that at the time of the distribution, after giving effect to the distribution, all liabilities of the Operating Partnership (other than some non-recourse liabilities and some liabilities to the partners) exceed the fair value of the assets of the Operating Partnership. An inability to make cash distributions from the Operating Partnership could jeopardize our ability to maintain qualification as a REIT.

An ownership limit and certain anti-takeover defenses could inhibit a change of control or reduce the value of our common stock.

The Ownership Limit. In order for us to maintain our qualification as a REIT, not more than 50% in value of our outstanding stock (after taking into account options to acquire stock) may be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code to include some entities that would not ordinarily be considered "individuals") during the last half of a taxable year. Our Charter restricts ownership of more than 5% (the "Ownership Limit") of the lesser of the number or value of our outstanding shares of stock by any single stockholder or a group of stockholders (with limited exceptions for some holders of limited partnership interests in the Operating Partnership, and their respective families and affiliated entities, including all three principals who serve as one of our executive officers and directors). In addition to enhancing preservation of our status as a REIT, the Ownership Limit may:

- have the effect of delaying, deferring or preventing a change in control of us or other transaction without the approval of our board of directors, even if the change in control or other transaction is in the best interest of our stockholders; and
- limit the opportunity for our stockholders to receive a premium for their common stock or preferred stock that they might otherwise receive if an investor were attempting to acquire a block of stock in excess of the Ownership Limit or otherwise effect a change in control of us.

Our board of directors, in its sole discretion, may waive or modify (subject to limitations) the Ownership Limit with respect to one or more of our stockholders, if it is satisfied that ownership in excess of this limit will not jeopardize our status as a REIT.

Selected Provisions of our Charter and Bylaws. Some of the provisions of our Charter and bylaws may have the effect of delaying, deferring or preventing a third party from making an acquisition proposal for us and may inhibit a change in control that some, or a majority, of our stockholders might believe to be in their best interest or that could give our stockholders the opportunity to realize a premium over the then-prevailing market prices for our shares. These provisions include the following:

- advance notice requirements for stockholder nominations of directors and stockholder proposals to be considered at stockholder meetings;
- the obligation of the directors to consider a variety of factors (in addition to maximizing stockholder value) with respect to a proposed business combination or other change of control transaction;
- the authority of the directors to classify or reclassify unissued shares and issue one or more series of common stock or preferred stock;
- the authority to create and issue rights entitling the holders thereof to purchase shares of stock or other securities or property from us; and
- limitations on the amendment of our Charter and bylaws, the dissolution or change in control of us, and the liability of our directors and officers.

Selected Provisions of Maryland Law. The Maryland General Corporation Law prohibits business combinations between a Maryland corporation and an interested stockholder (which includes any person who beneficially holds 10% or more of the voting power of the corporation's outstanding voting stock or any affiliate or associate of ours who was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the corporation's outstanding stock at any time within the two year period prior to the date in question) or its affiliates for five years following the most recent date on which the interested stockholder became an interested stockholder and, after the five-year period, requires the recommendation of the board of directors and two super-majority stockholder votes to approve a business combination unless the stockholders receive a minimum price determined by the statute. As permitted by Maryland law, our Charter exempts from these provisions any business combination between us and the principals and their respective affiliates and related persons. Maryland law also allows the board of directors to exempt particular business combinations before the interested stockholder becomes an interested stockholder. Furthermore, a person is not an interested stockholder if the transaction by which he or she would otherwise have become an interested stockholder is approved in advance by the board of directors.

The Maryland General Corporation Law also provides that the acquirer of certain levels of voting power in electing directors of a Maryland corporation (one-tenth or more but less than one-third, one-third or more but less than a majority and a majority or more) is not entitled to vote the shares in excess of the applicable threshold, unless voting rights for the shares are approved by holders of two-thirds of the disinterested shares or unless the acquisition of the shares has been specifically or generally approved or exempted from the statute by a provision in our Charter or bylaws adopted before the acquisition of the shares. Our Charter exempts from these provisions voting rights of shares owned or acquired by the principals and their respective affiliates and related persons. Our bylaws also contain a provision exempting from this statute any acquisition by any person of shares of our common stock. There can be no assurance that this bylaw will not be amended or eliminated in the future. The Maryland General Corporation Law and our Charter also contain supermajority voting requirements with respect to our ability to amend our Charter, dissolve, merge, or sell all or substantially all of our assets.

FEDERAL INCOME TAX RISKS

The tax consequences of the sale of some of the Centers and certain holdings of the principals may create conflicts of interest.

The principals will experience negative tax consequences if some of the Centers are sold. As a result, the principals may not favor a sale of these Centers even though such a sale may benefit our other stockholders. In addition, the principals may have different interests than our stockholders because they are significant holders of the Operating Partnership.

If we were to fail to qualify as a REIT, we will have reduced funds available for distributions to our stockholders.

We believe that we currently qualify as a REIT. No assurance can be given that we will remain qualified as a REIT. Qualification as a REIT involves the application of highly technical and complex Internal Revenue Code provisions for which there are only limited judicial or administrative interpretations. The complexity of these provisions and of the applicable income tax regulations is greater in the case of a REIT structure like ours that holds assets in partnership form. The determination of various factual matters and circumstances not entirely within our control, including determinations by our partners in the Joint Venture Centers, may affect our continued qualification as a REIT. In addition, legislation, new regulations, administrative interpretations or court decisions could significantly change the tax laws with respect to our qualification as a REIT or the U.S. federal income tax consequences of that qualification.

In addition, we currently hold certain of our properties through subsidiaries that have elected to be taxed as REITs and we may in the future determine that it is in our best interests to hold one or more of our other properties through one or more subsidiaries that elect to be taxed as REITs. If any of these subsidiaries fails to qualify as a REIT for U.S. federal income tax purposes, then we may also fail to qualify as a REIT for U.S. federal income tax purposes.

If in any taxable year we were to fail to qualify as a REIT, we will suffer the following negative results:

- we will not be allowed a deduction for distributions to stockholders in computing our taxable income; and
- we will be subject to U.S. federal income tax on our taxable income at regular corporate rates.

In addition, if we were to lose our REIT status, we will be prohibited from qualifying as a REIT for the four taxable years following the year during which the qualification was lost, absent relief under statutory provisions. As a result, net income and the funds available for distributions to our stockholders would be reduced for at least five years and the fair market value of our shares could be materially adversely affected. Furthermore, the Internal Revenue Service could challenge our REIT status for past periods, which if successful could result in us owing a material amount of tax for prior periods. It is possible that future economic, market, legal, tax or other considerations might cause our board of directors to revoke our REIT election.

Even if we remain qualified as a REIT, we might face other tax liabilities that reduce our cash flow. Further, we might be subject to federal, state and local taxes on our income and property. Any of these taxes would decrease cash available for distributions to stockholders.

Complying with REIT requirements might cause us to forego otherwise attractive opportunities.

In order to qualify as a REIT for U.S. federal income tax purposes, we must satisfy tests concerning, among other things, our sources of income, the nature of our assets, the amounts we distribute to our stockholders and the ownership of our stock. We may also be required to make distributions to our stockholders at disadvantageous times or when we do not have funds readily available for distribution. Thus, compliance with REIT requirements may cause us to forego opportunities we would otherwise pursue.

In addition, the REIT provisions of the Internal Revenue Code impose a 100% tax on income from "prohibited transactions." Prohibited transactions generally include sales of assets that constitute inventory or other property held for sale in the ordinary course of business, other than foreclosure property. This 100% tax could impact our desire to sell assets and other investments at otherwise opportune times if we believe such sales could be considered a prohibited transaction.

Complying with REIT requirements may force us to borrow or take other measures to make distributions to our stockholders.

As a REIT, we generally must distribute 90% of our annual taxable income (subject to certain adjustments) to our stockholders. From time to time, we might generate taxable income greater than our net income for financial reporting purposes, or our taxable income might be greater than our cash flow available for distributions to our stockholders. If we do not have other funds available in these situations, we might be unable to distribute 90% of our taxable income as required by the REIT rules. In that case, we would need to borrow funds, liquidate or sell a portion of our properties or investments (potentially at disadvantageous or unfavorable prices), in certain limited cases distribute a combination of cash and stock (at our stockholders' election but subject to an aggregate cash limit established by the Company) or find another alternative source of funds. These alternatives could increase our costs or reduce our equity. In addition, to the extent we borrow funds to pay distributions, the amount of cash available to us in future periods will be decreased by the amount of cash flow we will need to service principal and interest on the amounts we borrow, which will limit cash flow available to us for other investments or business opportunities.

Tax legislative or regulatory action could adversely affect investors.

In recent years, numerous legislative, judicial, and administrative changes have been made to the U.S. federal income tax laws applicable to investments similar to an investment in our stock. Additional changes to tax laws are likely to continue in the future, and we cannot assure you that any such changes will not adversely affect the taxation of us or our stockholders. Any such changes could have an adverse effect on an investment in our stock or on the market value or the resale potential of our properties.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

The following table sets forth certain information regarding the Centers and other locations that are wholly owned or partly owned by the Company. Valley View Center is excluded from the table below because it is under the control of a court appointed receiver.

Company's Ownership(1)	Name of Center/Location(2)	Year of Original Construction/ Acquisition	Year of Most Recent Expansion/ Renovation	Total GLA(3)	Mall and Freestanding GLA	Percentage of Mall and Freestanding GLA Leased	Anchors
CONSOLIDATED CENTERS							
100%	Capitola Mall(4) Capitola, California	1977/1995	1988	586,077	196,360	84.6%	Kohl's, Macy's, Sears, Target(5)
50.1%	Chandler Fashion Center Chandler, Arizona	2001/2002	—	1,324,101	638,941	97.3%	Dillard's, Macy's, Nordstrom, Sears
100%	Chesterfield Towne Center Richmond, Virginia	1975/1994	2000	1,018,373	474,801	92.4%	Garden Ridge, jcpenney, Macy's, Sears
100%	Danbury Fair Mall Danbury, Connecticut	1986/2005	2010	1,273,331	567,091	97.9%	Forever 21, jcpenney, Lord & Taylor, Macy's, Sears
100%	Deptford Mall Deptford, New Jersey	1975/2006	1990	1,042,374	345,932	99.6%	Boscov's, jcpenney, Macy's, Sears
100%	Desert Sky Mall Phoenix, Arizona	1981/2002	2007	893,863	283,368	91.5%	Burlington Coat Factory, Dillard's, La Curacao, Mercado, Sears
100%	Eastland Mall(4) Evansville, Indiana	1978/1998	1996	1,040,941	551,797	96.9%	Dillard's, jcpenney, Macy's
100%	Fashion Outlets of Niagara Niagara Falls, New York	1982/2011	2009	529,059	529,059	95.8%	—
100%	Fiesta Mall Mesa, Arizona	1979/2004	2009	932,613	414,422	85.0%	Dillard's, Macy's, Sears
100%	Flagstaff Mall Flagstaff, Arizona	1979/2002	2007	347,379	143,367	93.4%	Dillard's, jcpenney, Sears
50.1%	Freehold Raceway Mall Freehold, New Jersey	1990/2005	2007	1,671,413	877,881	94.8%	jcpenney, Lord & Taylor, Macy's, Nordstrom, Sears
100%	Fresno Fashion Fair Fresno, California	1970/1996	2006	962,083	401,202	96.4%	Forever 21, jcpenney, Macy's (two)
100%	Great Northern Mall(6) Clay, New York	1988/2005	—	892,196	562,208	95.8%	Macy's, Sears
100%	Green Tree Mall Clarksville, Indiana	1968/1975	2005	805,227	299,642	86.0%	Burlington Coat Factory, Dillard's jcpenney, Sears
100%	La Cumbre Plaza(4) Santa Barbara, California	1967/2004	1989	493,441	176,441	85.7%	Macy's, Sears
100%	Lake Square Mall Leesburg, Florida	1980/1998	1995	558,802	262,765	82.2%	Belk, jcpenney, Sears, Target
100%	Northgate Mall San Rafael, California	1964/1986	2010	715,847	245,516	95.9%	Kohl's, Macy's, Sears
100%	NorthPark Mall Davenport, Iowa	1973/1998	2001	1,075,312	424,856	87.8%	Dillard's, jcpenney, Sears, Von Maur, Younkers
100%	Northridge Mall Salinas, California	1972/2003	1994	887,323	350,343	95.0%	Forever 21, jcpenney, Macy's, Sears
100%	Oaks, The Thousand Oaks, California	1978/2002	2009	1,134,640	577,147	96.1%	jcpenney, Macy's (two), Nordstrom
100%	Pacific View Ventura, California	1965/1996	2001	1,017,283	368,469	95.6%	jcpenney, Macy's, Sears, Target
100%	Panorama Mall Panorama, California	1955/1979	2005	314,203	149,203	94.2%	Wal-Mart
100%	Paradise Valley Mall Phoenix, Arizona	1979/2002	2009	1,146,037	365,908	89.1%	Costco, Dillard's, jcpenney, Macy's, Sears
100%	Prescott Gateway Prescott, Arizona	2002/2002	2004	583,959	339,771	80.4%	Dillard's, jcpenney, Sears
51.3%	Promenade at Casa Grande Casa Grande, Arizona	2007/—	2009	930,309	492,876	95.1%	Dillard's, jcpenney, Kohl's, Target
100%	Rimrock Mall Billings, Montana	1978/1996	1999	597,688	289,786	87.4%	Dillard's (two), Herberger's, jcpenney
100%	Rotterdam Square Schenectady, New York	1980/2005	1990	585,217	275,442	87.4%	K-Mart, Macy's, Sears
100%	Salisbury, Centre at Salisbury, Maryland	1990/1995	2005	861,272	363,856	95.7%	Boscov's, jcpenney, Macy's, Sears
100%	Santa Monica Place Santa Monica, California	1980/1999	2010	471,623	248,202	89.3%	Bloomingdale's, Nordstrom
84.9%	SanTan Village Regional Center Gilbert, Arizona	2007/—	2009	979,184	641,933	96.9%	Dillard's, Macy's
100%	Somersville Towne Center Antioch, California	1966/1986	2004	349,264	176,079	84.7%	Macy's, Sears
100%	SouthPark Mall Moline, Illinois	1974/1998	1990	1,017,105	439,049	85.6%	Dillard's, jcpenney, Sears, Von Maur, Younkers

Company's Ownership(1)	Name of Center/Location(2)	Year of Original Construction/ Acquisition	Year of Most Recent Expansion/ Renovation	Total GLA(3)	Mall and Freestanding GLA	Percentage of Mall and Freestanding GLA Leased	Anchors
100%	South Plains Mall Lubbock, Texas	1972/1998	1995	1,070,421	410,634	86.9%	Bealls, Dillard's (two), jcpenney, Sears
100%	South Towne Center Sandy, Utah	1987/1997	1997	1,274,936	498,424	95.8%	Dillard's, Forever 21, jcpenney, Macy's, Target
100%	Towne Mall Elizabethtown, Kentucky	1985/2005	1989	340,619	169,747	82.8%	Belk, jcpenney, Sears
100%	Twenty Ninth Street(4) Boulder, Colorado	1963/1979	2007	832,711	541,057	92.4%	Home Depot, Macy's
100%	Valley Mall Harrisonburg, Virginia	1978/1998	1992	464,200	191,212	86.7%	Belk, jcpenney, Target
100%	Valley River Center(6) Eugene, Oregon	1969/2006	2007	912,121	336,057	93.3%	jcpenney, Macy's, Sports Authority
100%	Victor Valley, Mall of Victorville, California	1986/2004	2006	544,728	270,879	97.1%	Forever 21, jcpenney, Sears, Macy's(7)
100%	Vintage Faire Mall Modesto, California	1977/1996	2008	1,128,825	428,476	98.0%	Forever 21, jcpenney, Macy's (two), Sears
100%	Westside Pavilion Los Angeles, California	1985/1998	2007	754,228	396,100	96.1%	Macy's, Nordstrom
100%	Wilton Mall Saratoga Springs, New York	1990/2005	1998	689,588	454,288	94.6%	The Bon-Ton, jcpenney, Sears
	Total/Average Consolidated Centers			35,049,916	16,170,587	92.8%	
UNCONSOLIDATED JOINT VENTURE CENTERS (VARIOUS PARTNERS):							
66.7%	Arrowhead Towne Center Glendale, Arizona	1993/2002	2004	1,197,006	389,229	97.7%	Dick's Sporting Goods, Dillard's, Forever 21, jcpenney, Macy's, Sears
50%	Biltmore Fashion Park Phoenix, Arizona	1963/2003	2006	525,537	220,537	81.1%	Macy's, Saks Fifth Avenue
50%	Broadway Plaza(4) Walnut Creek, California	1951/1985	1994	777,714	215,670	99.3%	Macy's (two), Neiman Marcus(8), Nordstrom
51%	Cascade Mall(9) Burlington, Washington	1989/1999	1998	586,386	262,150	88.1%	jcpenney, Macy's (two), Sears, Target
50.1%	Corte Madera, Village at Corte Madera, California	1985/1998	2005	439,167	221,167	98.4%	Macy's, Nordstrom
25%	FlatIron Crossing Broomfield, Colorado	2000/2002	2009	1,482,673	838,932	86.4%	Dick's Sporting Goods, Dillard's, Macy's, Nordstrom
50%	Inland Center(4)(6) San Bernardino, California	1966/2004	2004	933,031	205,160	98.0%	Forever 21, Macy's, Sears
51%	Kitsap Mall(9) Silverdale, Washington	1985/1999	1997	846,231	386,248	90.4%	jcpenney, Kohl's, Macy's, Sears
51%	Lakewood Center(9) Lakewood, California	1953/1975	2008	2,051,832	986,485	90.9%	Costco, Forever 21, Home Depot, jcpenney, Macy's, Target
51%	Los Cerritos Center(6)(9) Cerritos, California	1971/1999	2010	1,300,162	505,568	96.0%	Forever 21, Macy's, Nordstrom, Sears
50%	North Bridge, The Shops at(4) Chicago, Illinois	1998/2008	—	679,175	419,175	83.5%	Nordstrom
50%	NorthPark Center(4) Dallas, Texas	1965/2004	2005	1,946,178	893,858	94.7%	Barneys New York, Dillard's, Macy's, Neiman Marcus, Nordstrom
51%	Queens Center(4) Queens, New York	1973/1995	2004	967,527	410,803	97.3%	jcpenney, Macy's
51%	Redmond Town Center(4)(9) Redmond, Washington	1997/1999	2004	692,481	582,481	82.0%	Macy's
50%	Ridgmar Fort Worth, Texas	1976/2005	2000	1,273,518	399,545	85.0%	Dillard's, jcpenney, Macy's, Neiman Marcus, Sears
50%	Scottsdale Fashion Square Scottsdale, Arizona	1961/2002	2009	1,802,237	831,977	95.1%	Barneys New York, Dillard's, Macy's, Neiman Marcus, Nordstrom
51%	Stonewood Center(4)(9) Downey, California	1953/1997	1991	931,384	357,624	96.3%	jcpenney, Kohl's, Macy's, Sears
66.7%	Superstition Springs Center(4) Mesa, Arizona	1990/2002	2002	1,204,540	441,246	91.4%	Best Buy, Burlington Coat Factory, Dillard's, jcpenney, Macy's, Sears
50%	Tysons Corner Center(4) McLean, Virginia	1968/2005	2005	1,985,179	1,096,937	98.9%	Bloomingdale's, L.L. Bean, Lord & Taylor, Macy's, Nordstrom
51%	Washington Square(9) Portland, Oregon	1974/1999	2005	1,453,607	518,580	89.3%	Dick's Sporting Goods, jcpenney, Macy's, Nordstrom, Sears
19%	West Acres Fargo, North Dakota	1972/1986	2001	977,057	424,502	100.0%	Herberger's, jcpenney, Macy's, Sears
	Total/Average Unconsolidated Joint Venture Centers (Various Partners)			24,052,622	10,607,874	92.4%	
	Total/Average before Community Centers			59,102,538	26,778,461	92.7%	

Company's Ownership(1)	Name of Center/Location(2)	Year of Original Construction/ Acquisition	Year of Most Recent Expansion/ Renovation	Total GLA(3)	Mall and Freestanding GLA	Percentage of Mall and Freestanding GLA Leased	Anchors
COMMUNIUTY / SPECIALTY CENTERS:							
100%	Borgata, The(10) Scottsdale, Arizona	1981/2002	2006	93,693	93,693	81.2%	—
50%	Boulevard Shops(11) Chandler, Arizona	2001/2002	2004	184,816	184,816	97.1%	—
75%	Camelback Colonnade(6)(11) Phoenix, Arizona	1961/2002	1994	618,804	538,804	97.0%	—
100%	Carmel Plaza(10) Carmel, California	1974/1998	2006	111,945	111,945	93.1%	—
50%	Chandler Festival(11) Chandler, Arizona	2001/2002	—	500,426	365,229	81.6%	Lowe's
50%	Chandler Gateway(11) Chandler, Arizona	2001/2002	—	259,535	128,484	97.8%	The Great Indoors
50%	Chandler Village Center(11) Chandler, Arizona	2004/2002	2006	273,439	130,306	94.7%	Target
39.7%	Estrella Falls, The Market at(11) Goodyear, Arizona	2009/—	2009	238,083	238,083	96.1%	—
100%	Flagstaff Mall, The Marketplace at(4)(10) Flagstaff, Arizona	2007/—	—	267,551	147,021	100.0%	Home Depot
100%	Hilton Village(4)(10) Scottsdale, Arizona	1982/2002	—	79,814	79,814	90.9%	—
50%	Kierland Commons(11) Scottsdale, Arizona	1999/2005	2003	434,642	434,642	87.1%	—
34.9%	SanTan Village Power Center(11) Gilbert, Arizona	2004/—	2007	491,037	284,510	91.8%	Wal-Mart
100%	Tucson La Encantada(10) Tucson, Arizona	2002/2002	2005	242,370	242,370	91.5%	—
	Total/Average Community / Specialty Centers			3,796,155	2,979,717	91.9%	
	Total before major development and redevelopment properties and other assets			62,898,693	29,758,178	92.6%	
MAJOR DEVELOPMENT AND REDEVELOPMENT PROPERTIES:							
50%	Atlas Park, The Shops at Queens, New York	2006/2011	—	377,924	377,924	(12)	—
100%	SouthRidge Mall(6) Des Moines, Iowa	1975/1998	1998	868,532	479,780	(12)	Sears, Target, Younkers
	Total Major Development and Redevelopment Properties			1,246,456	857,704		
OTHER ASSETS:							
100%	Various(10)(13)			1,159,177	140,698	100.0%	Burlington Coat Factory, Cabela's, Forever 21, Kohl's
100%	Hilton Village-Office(4)(10) Scottsdale, Arizona			17,142	17,142	23.9%	—
100%	Paradise Village Ground Leases(10) Phoenix, Arizona			57,904	57,904	89.2%	—
100%	Paradise Village Office Park II(10) Phoenix, Arizona			46,040	46,040	81.9%	—
51%	Redmond Town Center-Office(9)(11) Redmond, Washington			582,373	582,373	100.0%	—
50%	Scottsdale Fashion Square-Office(11) Scottsdale, Arizona			122,897	122,897	89.8%	—
50%	Tysons Corner Center-Office(4)(11) McLean, Virginia			166,289	166,289	73.7%	—
30%	Wilshire Boulevard(11) Santa Monica, California			40,000	40,000	100.0%	—
	Total Other Assets			2,191,822	1,173,343		
	Grand Total at December 31, 2011			66,336,971	31,789,225		

(1) The Company's ownership interest in this table reflects its legal ownership interest but may not reflect its economic interest since each joint venture has various agreements regarding cash flow, profits and losses, allocations, capital requirements, priorities on liquidation or sale and other matters.

(2) With respect to 64 Centers, the underlying land controlled by the Company is owned in fee entirely by the Company, or, in the case of Joint Venture Centers, by the joint venture property partnership or limited liability company. With respect to the remaining 15 Centers, the underlying land controlled by the Company is owned by third parties and leased to the Company, the property partnership or the limited liability company pursuant to long-term ground leases. Under the terms of a typical ground lease, the Company, the property partnership or the limited liability company pays rent for the use of the land and is generally responsible for all costs and expenses associated with the building and improvements. In some cases, the Company, the property partnership or the limited liability company has an option or right of first refusal to purchase the land. The termination dates of the ground leases range from 2013 to 2132.

(3) Includes GLA attributable to Anchors (whether owned or non-owned) and Mall and Freestanding Stores as of December 31, 2011.

(4) Portions of the land on which the Center is situated are subject to one or more ground leases.

(5) Target is scheduled to open a 98,000 square foot store at Capitola Mall in Summer 2012.

(6) These properties have a vacant Anchor location. The Company is seeking various replacement tenants and/or contemplating redevelopment opportunities for these vacant sites.

(7) Macy's is scheduled to open a 103,000 square foot store at Mall at Victor Valley in 2013. The Forever 21 at Mall of Victor Valley closed in January 2012.

(8) Neiman Marcus is scheduled to open an 88,000 square foot store at Broadway Plaza in March 2012.

(9) These properties are in an unconsolidated joint venture with Pacific Premier Retail LP.

(10) Included in Consolidated Centers.

(11) Included in Unconsolidated Joint Venture Centers.

(12) Tenant spaces have been intentionally held off the market and remain vacant because of major development or redevelopment plans. As a result, the Company believes the percentage of mall and freestanding GLA leased at these major development and redevelopment properties is not meaningful data.

(13) The Company owns a portfolio of 15 former Mervyn's stores located at shopping centers not owned by the Company. Of these 15 stores, five have been leased to Forever 21, one has been leased to Kohl's, one has been leased to Burlington Coat Factory, one has been leased to Cabela's, two have been leased for non-Anchor usage and the remaining five former Mervyn's locations are vacant. The Company is currently seeking replacement tenants for these vacant sites. With respect to ten of the 15 stores, the underlying land is owned in fee entirely by the Company. With respect to the remaining five stores, the underlying land is owned by third parties and leased to the Company pursuant to long-term building or ground leases. Under the terms of a typical building or ground lease, the Company pays rent for the use of the building or land and is generally responsible for all costs and expenses associated with the building and improvements. In some cases, the Company has an option or right of first refusal to purchase the land. The termination dates of the ground leases range from 2018 to 2027.

Mortgage Debt

The following table sets forth certain information regarding the mortgages encumbering the Centers, including those Centers in which the Company has less than a 100% interest. The information set forth below is as of December 31, 2011 (dollars in thousands):

Property Pledged as Collateral	Fixed or Floating	Carrying Amount(1)	Interest Rate(2)	Annual Debt Service(3)	Maturity Date(4)	Balance Due on Maturity	Earliest Date Notes Can Be Defeased or Be Prepaid
Consolidated Centers:							
Chandler Fashion Center(5)	Fixed	$ 155,489	5.50%	$12,516	11/1/12	$152,097	Any Time
Danbury Fair Mall(6)(7)	Fixed	244,763	5.53%	16,212	10/1/20	188,854	Any Time
Deptford Mall	Fixed	172,500	5.41%	9,338	1/15/13	172,500	Any Time
Deptford Mall	Fixed	15,030	6.46%	1,212	6/1/16	13,877	Any Time
Eastland Mall(8)	Fixed	168,000	5.79%	9,732	6/1/16	168,000	Any Time
Fashion Outlets of Niagara(9)	Fixed	129,025	4.89%	5,908	10/6/20	103,810	Any Time
Fiesta Mall	Fixed	84,000	4.98%	4,176	1/1/15	84,000	Any Time
Flagstaff Mall	Fixed	37,000	5.03%	1,860	11/1/15	37,000	Any Time
Freehold Raceway Mall(5)	Fixed	232,900	4.20%	9,788	1/1/18	216,258	1/1/14
Fresno Fashion Fair(7)	Fixed	163,467	6.76%	13,248	8/1/15	154,596	Any Time
Great Northern Mall	Fixed	37,256	5.19%	2,808	12/1/13	35,566	Any Time
Northgate, The Mall at(10)	Floating	38,115	7.00%	2,668	1/1/15	38,115	Any Time
Oaks, The(11)	Floating	257,264	2.26%	5,820	7/10/13	257,264	Any Time
Paradise Valley Mall(12)	Floating	84,000	6.30%	5,292	8/31/14	82,000	Any Time
Prescott Gateway(13)	Fixed	60,000	5.86%	3,516	12/1/11	60,000	Any Time
Promenade at Casa Grande(14)	Floating	76,598	5.21%	3,989	12/30/13	76,598	Any Time
Salisbury, Center at	Fixed	115,000	5.83%	6,708	5/1/16	115,000	Any Time
SanTan Village Regional Center(15)	Floating	138,087	2.69%	3,720	6/13/13	138,087	Any Time
South Plains Mall	Fixed	102,760	6.55%	7,776	4/11/15	97,824	3/31/12
South Towne Center	Fixed	86,525	6.39%	6,648	11/5/15	81,162	Any Time
Towne Mall	Fixed	12,801	4.99%	1,206	11/1/12	12,316	Any Time
Tucson La Encantada(16)	Fixed	75,315	5.84%	4,398	6/1/12	74,931	Any Time
Twenty Ninth Street(17)	Floating	107,000	3.12%	3,338	1/18/16	102,776	1/18/12
Valley Mall(18)	Fixed	43,543	5.85%	2,544	6/1/16	40,169	Any Time
Valley River Center	Fixed	120,000	5.59%	6,708	2/1/16	120,000	Any Time
Valley View Center(19)	Fixed	125,000	5.72%	7,152	1/1/11	125,000	Any Time
Victor Valley, Mall of(20)	Floating	97,000	2.13%	2,064	5/6/13	97,000	Any Time
Vintage Faire Mall(21)	Floating	135,000	3.56%	4,812	4/27/15	130,252	4/27/12
Westside Pavilion(22)	Floating	175,000	2.53%	4,428	6/5/13	175,000	Any Time
Wilton Mall(23)	Floating	40,000	1.28%	516	8/1/13	40,000	Any Time
		$3,328,438					

Property Pledged as Collateral	Fixed or Floating	Carrying Amount(1)	Interest Rate(2)	Annual Debt Service(3)	Maturity Date(4)	Balance Due on Maturity	Earliest Date Notes Can Be Defeased or Be Prepaid
Unconsolidated Joint Venture Centers (at Company's Pro Rata Share):							
Arrowhead Towne Center (66.7%)(24)(25)	Fixed	$ 152,910	4.30%	$ 9,052	10/5/18	$132,991	Any Time
Biltmore Fashion Park (50%)	Fixed	29,510	8.25%	2,642	10/1/14	28,758	4/1/12
Boulevard Shops (50%)(26)	Floating	10,520	3.35%	501	12/16/13	10,122	Any Time
Broadway Plaza (50%)(27)	Fixed	71,766	6.12%	5,460	8/15/15	67,443	Any Time
Camelback Colonnade (75%)	Fixed	35,250	4.82%	1,606	10/12/15	35,250	10/12/13
Chandler Festival (50%)	Fixed	14,836	6.39%	1,086	11/1/15	14,145	Any Time
Chandler Gateway (50%)	Fixed	9,441	6.37%	691	11/1/15	9,002	Any Time
Chandler Village Center (50%)(28)	Floating	8,750	3.01%	220	3/1/16	8,750	Any Time
Corte Madera, The Village at (50.1%)	Fixed	39,231	7.27%	3,265	11/1/16	36,696	11/1/12
FlatIron Crossing (25%)	Fixed	43,156	5.26%	3,306	12/1/13	41,047	Any Time
Inland Center (50%)(29)	Floating	25,000	3.52%	819	4/1/16	25,000	Any Time
Kierland Greenway (50%)(30)	Fixed	28,722	6.02%	2,336	1/1/13	27,916	Any Time
Kierland Main Street (50%)(30)	Fixed	7,291	4.99%	502	1/2/13	7,156	Any Time
Lakewood Center (51%)	Fixed	127,500	5.43%	6,899	6/1/15	127,500	Any Time
Los Cerritos Center (51%)(31)(7)	Fixed	101,456	4.50%	6,173	7/1/18	89,057	Any Time
Market at Estrella Falls (39.7%)(32)	Floating	13,309	3.26%	406	6/1/15	13,309	Any Time
North Bridge, The Shops at (50%)(27)	Fixed	99,999	7.52%	8,601	6/15/16	94,258	Any Time
NorthPark Center (50%)(33)	Fixed	126,657	6.70%	10,405	5/10/12	125,847	Any Time
NorthPark Land (50%)	Fixed	37,831	8.33%	3,860	5/10/12	37,593	Any Time
Pacific Premier Retail Trust (51%)(34)	Floating	58,650	5.16%	2,282	11/3/13	58,650	Any Time
Queens Center (51%)(7)	Fixed	165,613	7.30%	15,616	3/1/13	161,280	Any Time
Redmond Office (51%)(27)	Fixed	29,673	7.52%	3,057	5/15/14	27,561	Any Time
Ridgmar (50%)	Fixed	28,373	7.82%	1,723	4/11/12	28,373	Any Time
SanTan Village Power Center (34.9%)	Fixed	15,705	5.33%	837	6/1/12	15,705	Any Time
Scottsdale Fashion Square (50%)	Fixed	275,000	5.66%	15,565	7/8/13	275,000	Any Time
Stonewood Center (51%)	Fixed	56,870	4.67%	3,918	11/1/17	48,180	12/1/13
Superstition Springs Center (66.7%)(24)(35)	Floating	45,000	2.88%	1,157	10/28/16	45,000	Any Time
Tysons Corner Center (50%)	Fixed	155,269	4.78%	11,232	2/17/14	146,711	Any Time
Washington Square (51%)	Fixed	122,658	6.04%	9,173	1/1/16	114,282	Any Time
West Acres (19%)	Fixed	11,980	6.41%	203	10/1/16	10,315	Any Time
Wilshire Building (30%)	Fixed	1,731	6.35%	153	1/1/33	—	Any Time
		$1,949,657					

(1) The mortgage notes payable balances include the unamortized debt premiums (discounts). Debt premiums (discounts) represent the excess (deficiency) of the fair value of debt over (under) the principal value of debt assumed in various acquisitions. The debt premiums (discounts) are being amortized into interest expense over the term of the related debt in a manner which approximates the effective interest method.

The debt premiums (discounts) as of December 31, 2011 consisted of the following (dollars in thousands):

Consolidated Centers

Property Pledged as Collateral	
Deptford Mall	$ (25)
Fashion Outlets of Niagara	8,198
Great Northern Mall	(55)
Towne Mall	88
Valley Mall	(365)
	$7,841

Unconsolidated Joint Venture Centers (at Company's Pro Rata Share)

Property Pledged as Collateral	
Kierland Greenway	151
Tysons Corner Center	1,264
Wilshire Building	(110)
	$1,305

(2) The interest rate disclosed represents the effective interest rate, including the debt premiums (discounts), deferred finance costs and notional amounts covered by interest rate swap agreements.

(3) The annual debt service represents the annual payment of principal and interest.

(4) The maturity date assumes that all extension options are fully exercised and that the Company and/or its affiliates do not opt to refinance the debt prior to these dates. These extension options are at the Company's discretion, subject to certain conditions, which the Company believes will be met.

(5) A 49.9% interest in the loan was assumed by a third party in connection with a co-venture arrangement with that unrelated party.

(6) On February 23, 2011 and November 28, 2011, the Company exercised options to borrow an additional $20,000 and $10,000, respectively.

(7) Northwestern Mutual Life ("NML") is the lender for 50% of the loan. NML is considered a related party as it is a joint venture partner with the Company in Broadway Plaza.

(8) On December 31, 2011, the Company acquired Eastland Mall as part of the SDG Transaction (See "Item 1. Business—Recent Developments—Acquisitions"). In connection with the transaction, the Company assumed the loan on the property with a fair value of $168,000 that bears interest at an effective rate of 5.79% and matures on June 1, 2016.

(9) On July 22, 2011, the Company purchased the Fashion Outlets of Niagara (See "Item 1. Business—Recent Developments—Acquisitions"). In connection with the acquisition, the Company assumed the loan on the property with a fair value of $130,005 that bears interest at an effective rate of 4.89% and matures on October 6, 2020.

(10) The loan bears interest at LIBOR plus 4.50% with a total interest rate floor of 6.0% and matures on January 1, 2013, with two one-year extension options. The loan also includes options for additional borrowings of up to $20,000 depending on certain conditions.

(11) The loan bears interest at LIBOR plus 1.75% and matures on July 10, 2012 with an additional one-year extension option.

(12) The loan bears interest at LIBOR plus 4.0% with a total interest rate floor of 5.50% and matures on August 31, 2012 with two one-year extension options.

(13) As of December 1, 2011, the loan has been in maturity default. The Company is negotiating with the lender and the outcome is uncertain at this time. The loan is nonrecourse to the Company.

(14) The loan bears interest at LIBOR plus 4.0% with a LIBOR rate floor of 0.50% and matures on December 30, 2013.

(15) The loan bears interest at LIBOR plus 2.10% and matures on June 13, 2012, with a one-year extension option.

(16) On February 1, 2012, the Company replaced the existing loan on the property with a new $75,135 loan that bears interest at 4.22% and matures on March 1, 2022. NML is the lender on the existing loan.

(17) On January 18, 2011, the Company replaced the existing loan on the property with a new $107,000 loan that bears interest at LIBOR plus 2.63% and matures on January 18, 2016.

(18) On December 31, 2011, the Company acquired Valley Mall as part of the SDG Transaction (See "Item 1. Business—Recent Developments—Acquisitions"). In connection with the transaction, the Company assumed the loan on the property with a fair value of $43,543 that bears interest at an effective rate of 5.85% and matures on June 1, 2016.

(19) On July 15, 2010, a court appointed receiver assumed operational control and managerial responsibility for Valley View Center. The Company anticipates the disposition of the asset, which is under the control of the receiver, will be executed through foreclosure, deed-in-lieu of foreclosure, or by some other means, and is expected to be completed in the near future. Although the Company is no longer funding any cash shortfall, it will continue to record the operations of the property until the title for the Center is transferred and its obligation for the loan is discharged. Once title to the Center is transferred, the Company will remove the net assets and liabilities from the Company's consolidated balance sheets. The loan is non-recourse to the Company.

(20) The loan bears interest at LIBOR plus 1.60% and matures on May 6, 2012 with a one-year extension option.

(21) The loan bears interest at LIBOR plus 3.0% and matures on April 27, 2015.

(22) The loan bears interest at LIBOR plus 2.00% and matures on June 5, 2012 with a one-year extension option. The loan is covered by an interest rate cap agreement that effectively prevents LIBOR from exceeding 5.50% over the loan term.

(23) The loan bears interest at LIBOR plus 0.675% and matures on August 1, 2013. As additional collateral for the loan, the Company is required to maintain a deposit of $40,000 with the lender. The interest on the deposit is not restricted.

(24) On June 3, 2011, the Company acquired an additional 33.3% ownership interest in the Center (See "Item 1. Business—Recent Developments—Acquisitions").

(25) On September 29, 2011, the Company's joint venture in Arrowhead Towne Center replaced the existing loan on the property with a new $230,000 loan that bears interest at 4.30% and matures on October 5, 2018.

(26) The loan bears interest at LIBOR plus 2.75% and matures on December 16, 2013.

(27) NML is the lender on the loan.

(28) On April 26, 2011, the joint venture replaced the existing loan with a new $17,500 loan that bears interest at LIBOR plus 2.25% and matures on March 1, 2014 with two one-year extension options.

(29) On March 10, 2011, the Company's joint venture in Inland Center replaced the existing loan on the property with a new $50,000 loan that bears interest at LIBOR plus 3.0% and matures on April 1, 2016.

(30) On February 24, 2011, the Company's joint venture in Kierland Commons acquired the ownership interest of another partner in the joint venture, which effectively increased the Company's pro rata ownership interest in the joint venture from 24.5% to 50% (See "Item 1. Business—Recent Developments—Acquisitions").

(31) On July 1, 2011, the Company's joint venture in Los Cerritos Center replaced the existing loan with a new $200,000 loan that bears interest at 4.50% and matures on July 1, 2018.

(32) On May 26, 2011, the loan was modified to bear interest at LIBOR plus 2.75% and mature on June 1, 2015.

(33) Contingent interest, as defined in the loan agreement, is due upon the occurrence of certain capital events and is equal to 15% of the proceeds less a base amount.

(34) The credit facility bears interest at LIBOR plus 3.50%, matures on November 3, 2012, with a one-year extension option, and is cross-collateralized by Cascade Mall, Kitsap Mall and Redmond Town Center.

(35) On October 28, 2011, the Company's joint venture in Superstition Springs Center replaced the existing loan with a new $67,500 loan that bears interest at LIBOR plus 2.30% and matures on October 28, 2016.

ITEM 3. LEGAL PROCEEDINGS

None of the Company, the Operating Partnership, the Management Companies or their respective affiliates is currently involved in any material legal proceedings.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The common stock of the Company is listed and traded on the New York Stock Exchange under the symbol "MAC". The common stock began trading on March 10, 1994 at a price of $19 per share. In 2011, the Company's shares traded at a high of $56.50 and a low of $38.64.

As of February 16, 2012, there were approximately 613 stockholders of record. The following table shows high and low sales prices per share of common stock during each quarter in 2011 and 2010 and dividends/distributions per share of common stock declared and paid by quarter:

	Market Quotation Per Share		Dividends/ Distributions
Quarter Ended	High	Low	Declared/Paid
March 31, 2011	$50.80	$45.69	$0.50
June 30, 2011	54.65	47.32	0.50
September 30, 2011	56.50	41.96	0.50
December 31, 2011	51.30	38.64	0.55
March 31, 2010	41.34	29.30	0.60(1)
June 30, 2010	47.19	35.82	0.50
September 30, 2010	45.63	35.50	0.50
December 31, 2010	49.86	42.66	0.50

(1) The dividend was paid 10% in cash and 90% in shares of common stock in accordance with stockholder elections (subject to proration).

To maintain its qualification as a REIT, the Company is required each year to distribute to stockholders at least 90% of its net taxable income after certain adjustments. During the first quarter of 2010, the Company paid its quarterly dividends in a combination of cash and shares of common stock, with the cash limited to 10% of the total dividend. Paying all or a portion of the dividend in a combination of cash and common stock allowed the Company to satisfy its REIT taxable income distribution requirement under applicable requirements of the Code, while enhancing the Company's financial flexibility and balance sheet strength. The decision to declare and pay dividends on common stock in the future, as well as the timing, amount and composition of future dividends, will be determined in the sole discretion of the Company's board of directors and will depend on actual and projected cash flow, financial condition, funds from operations, earnings, capital requirements, annual REIT distribution requirements, contractual prohibitions or other restrictions, applicable law and such other factors as the board of directors deems relevant. For example, under the Company's existing financing arrangements, the Company may pay cash dividends and make other distributions based on a formula derived from funds from operations (See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Funds From Operations and Adjusted Funds From Operations") and only if no default under the financing agreements has occurred, unless, under certain circumstances, payment of the distribution is necessary to enable the Company to continue to qualify as a REIT under the Code.

Stock Performance Graph

The following graph provides a comparison, from December 31, 2001 through December 31, 2011, of the yearly percentage change in the cumulative total stockholder return (assuming reinvestment of dividends) of the Company, the Standard & Poor's ("S&P") 500 Index, the S&P Midcap 400 Index and the FTSE NAREIT Equity REITs Index, an industry index of publicly-traded REITs (including the

Company). The Company is providing the S&P Midcap 400 Index since it is a company within such index.

The graph assumes that the value of the investment in each of the Company's common stock and the indices was $100 at the beginning of the period.

Upon written request directed to the Secretary of the Company, the Company will provide any stockholder with a list of the REITs included in the FTSE NAREIT Equity REITs Index. The historical information set forth below is not necessarily indicative of future performance. Data for the FTSE NAREIT Equity REITs Index, the S&P 500 Index and the S&P Midcap 400 Index was provided to the Company by Research Data Group, Inc.


$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
12/01
12/02
12/03
12/04
12/05
12/06
12/07
12/08
12/09
12/10
12/11
The Macerich Company
S&P 500 Index
S&P Midcap 400 Index
FTSE NAREIT Equity REITs Index

	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06	12/31/07	12/31/08	12/31/09	12/31/10	12/31/11
The Macerich Company	100.00	124.65	192.44	285.56	318.32	426.25	361.92	99.61	227.90	317.20	352.91
S&P 500 Index	100.00	77.90	100.24	111.15	116.61	135.03	142.45	89.75	113.50	130.59	133.35
S&P Midcap 400 Index	100.00	85.49	115.94	135.05	152.00	167.69	181.07	115.47	158.63	200.88	197.40
FTSE NAREIT Equity REITs Index	100.00	103.82	142.37	187.33	210.12	283.78	239.25	148.99	190.69	244.01	264.25

ITEM 6. SELECTED FINANCIAL DATA

The following sets forth selected financial data for the Company on a historical basis. The following data should be read in conjunction with the consolidated financial statements (and the notes thereto) of the Company and "Management's Discussion and Analysis of Financial Condition and Results of Operations," each included elsewhere in this Form 10-K. All amounts are in thousands except per share data.

	Years Ended December 31,				
	2011	2010	2009	2008	2007
OPERATING DATA:					
Revenues:					
Minimum rents(1)	$446,308	$413,702	$466,460	$517,888	$459,947
Percentage rents	20,172	17,881	16,109	18,657	25,411
Tenant recoveries	250,226	238,415	240,134	256,244	236,859
Management Companies	40,404	42,895	40,757	40,716	39,752
Other	34,140	30,500	29,588	30,012	26,781
Total revenues	791,250	743,393	793,048	863,517	788,750
Shopping center and operating expenses	255,817	237,182	248,827	271,670	245,276
Management Companies' operating expenses	86,587	90,414	79,305	77,072	73,761
REIT general and administrative expenses	21,113	20,703	25,933	16,520	16,600
Depreciation and amortization	265,331	240,081	255,231	256,269	205,331
Interest expense	195,285	210,163	264,275	292,873	258,957
Loss (gain) on early extinguishment of debt, net(2)	10,588	(3,661)	(29,161)	(84,143)	877
Total expenses	834,721	794,882	844,410	830,261	800,802
Equity in income of unconsolidated joint ventures(3)	294,677	79,529	68,160	93,831	81,458
Co-venture expense(4)	(5,806)	(6,193)	(2,262)	—	—
Income tax benefit (provision)(5)	6,110	9,202	4,761	(1,126)	470
(Loss) gain on remeasurement, sale or write down of assets	(42,279)	497	161,937	(29,272)	12,146
Income from continuing operations	209,231	31,546	181,234	96,689	82,022
Discontinued operations:(6)					
(Loss) gain on disposition of assets, net	(37,988)	(23)	(40,171)	97,986	(2,376)
(Loss) income from discontinued operations	(2,168)	(3,103)	(1,813)	340	26,416
Total (loss) income from discontinued operations	(40,156)	(3,126)	(41,984)	98,326	24,040
Net income	169,075	28,420	139,250	195,015	106,062
Less net income attributable to noncontrolling interests	12,209	3,230	18,508	28,966	29,827
Net income attributable to the Company	156,866	25,190	120,742	166,049	76,235
Less preferred dividends	—	—	—	4,124	10,058
Less adjustment to redemption value of redeemable noncontrolling interests	—	—	—	—	2,046
Net income available to common stockholders	$156,866	$ 25,190	$120,742	$161,925	$ 64,131
Earnings per common share ("EPS") attributable to the Company—basic:					
Income from continuing operations	$ 1.46	$ 0.21	$ 1.90	$ 1.04	$ 0.81
Discontinued operations	(0.28)	(0.02)	(0.45)	1.13	0.07
Net income available to common stockholders	$ 1.18	$ 0.19	$ 1.45	$ 2.17	$ 0.88
EPS attributable to the Company—diluted:(7)(8)					
Income from continuing operations	$ 1.46	$ 0.21	$ 1.90	$ 1.04	$ 0.81
Discontinued operations	(0.28)	(0.02)	(0.45)	1.13	0.07
Net income available to common stockholders	$ 1.18	$ 0.19	$ 1.45	$ 2.17	$ 0.88

	As of December 31,				
	2011	2010	2009	2008	2007
BALANCE SHEET DATA:					
Investment in real estate (before accumulated depreciation)	$7,489,735	$6,908,507	$6,697,259	$7,355,703	$7,078,802
Total assets	$7,938,549	$7,645,010	$7,252,471	$8,090,435	$7,937,097
Total mortgage and notes payable	$4,206,074	$3,892,070	$4,531,634	$5,940,418	$5,703,180
Redeemable noncontrolling interests(9)	$ —	$ 11,366	$ 20,591	$ 23,327	$ 322,619
Series A preferred stock(10)	$ —	$ —	$ —	$ —	$ 83,495
Equity(11)	$3,164,651	$3,187,996	$2,128,466	$1,641,884	$1,434,701
OTHER DATA:					
Funds from operations ("FFO")—diluted(12)	$ 399,559	$ 351,308	$ 380,043	$ 489,054	$ 396,556
Cash flows provided by (used in):					
Operating activities	$ 237,285	$ 200,435	$ 120,890	$ 251,947	$ 326,070
Investing activities	$ (212,086)	$ (142,172)	$ 302,356	$ (558,956)	$ (865,283)
Financing activities	$ (403,596)	$ 294,127	$ (396,520)	$ 288,265	$ 355,051
Number of Centers at year end	79	84	86	92	94
Regional Shopping Centers portfolio occupancy(13)	92.7%	93.1%	91.3%	92.3%	93.1%
Regional Shopping Centers portfolio sales per square foot(14)	$ 489	$ 433	$ 407	$ 441	$ 467
Weighted average number of shares outstanding—EPS basic	131,628	120,346	81,226	74,319	71,768
Weighted average number of shares outstanding—EPS diluted(8)(9)	131,628	120,346	81,226	86,794	84,760
Distributions declared per common share	$ 2.05	$ 2.10	$ 2.60	$ 3.20	$ 2.93

(1) Included in minimum rents is amortization of above and below-market leases of $9.7 million, $7.3 million, $9.4 million, $22.5 million and $10.3 million for the years ended December 31, 2011, 2010, 2009, 2008 and 2007, respectively.

(2) The Company repurchased $180.3 million, $18.5 million, $89.1 million and $222.8 million of its Senior Notes during the years ended December 31, 2011, 2010, 2009 and 2008, respectively, that resulted in (loss) gain of ($1.4) million, ($0.5) million, $29.8 million and $84.1 million on the early extinguishment of debt for the years ended December 31, 2011, 2010, 2009 and 2008, respectively. The loss on early extinguishment of debt for the year ended December 31, 2011 also includes a $9.2 million loss on the early extinguishment of a mortgage note payable. The loss on early extinguishment of debt for the year ended December 31, 2010 was offset by a gain of $4.2 million on the early extinguishment of a mortgage note payable. The gain on early extinguishment of debt for the year ended December 31, 2009 was offset in part by a loss of $0.6 million on the early extinguishment of a term loan.

(3) On July 30, 2009, the Company sold a 49% ownership interest in Queens Center to a third party for approximately $152.7 million, resulting in a gain on sale of assets of $154.2 million. The Company used the proceeds from the sale of the ownership interest in the property to pay down the term loan and for general corporate purposes. As of the date of the sale, the Company has accounted for the operations of Queens Center under the equity method of accounting.

On September 3, 2009, the Company formed a joint venture with a third party, whereby the Company sold a 75% interest in FlatIron Crossing and received approximately $123.8 million in cash proceeds for the overall transaction. The Company used the proceeds from the sale of the ownership interest in the property to pay down the term loan and for general corporate purposes. As part of this transaction, the Company issued three warrants for an aggregate of approximately 1.3 million shares of common stock of the Company. (See Note 15—Stockholders' Equity in the Company's Notes to the Consolidated Financial Statements). As of the date of the sale, the Company has accounted for the operations of FlatIron Crossing under the equity method of accounting.

On February 24, 2011, the Company's joint venture in Kierland Commons acquired the ownership interest of another partner in the joint venture for $105.6 million. The Company's share of the purchase price consisted of a cash payment of $34.2 million and the assumption of a pro rata share of debt of $18.6 million. As a result of the acquisition, the Company's ownership interest in Kierland Commons increased from 24.5% to 50%. The joint venture recognized a remeasurement gain of $25.0 million on the acquisition based on the difference of the fair value received and its previously held investment in Kierland Commons. The Company's pro rata share of the gain recognized was $12.5 million.

On February 28, 2011, the Company in a 50/50 joint venture, acquired The Shops at Atlas Park for a total purchase price of $53.8 million. The Company's share of the purchase price was $26.9 million.

On February 28, 2011, the Company acquired the additional 50% ownership interest in Desert Sky Mall that it did not own for $27.6 million. The purchase price was funded by a cash payment of $1.9 million and the assumption of the third party's pro rata share of the mortgage note payable on the property of $25.7 million. Prior to the acquisition, the Company had accounted for its investment in Desert Sky Mall under the equity method. As of the date of acquisition, the Company has included Desert Sky Mall in its consolidated financial statements.

On April 1, 2011, the Company's joint venture in SDG Macerich Properties, L.P. ("SDG Macerich") conveyed Granite Run Mall to the mortgage note lender by a deed-in-lieu of foreclosure. The mortgage note was non-recourse. The Company's pro rata share of gain on the early extinguishment of debt was $7.8 million.

On December 31, 2011, the Company and its joint venture partner reached agreement for the distribution and conveyance of interests in SDG Macerich that owned 11 regional malls in a 50/50 partnership. Six of the eleven assets were distributed to the Company on December 31, 2011. The Company received 100% ownership of Eastland Mall in Evansville, Indiana, Lake Square Mall in Leesburg, Florida, SouthPark Mall in Moline, Illinois, Southridge Mall in Des Moines, Iowa, NorthPark Mall in Davenport, Iowa and Valley Mall in Harrisonburg, Virginia. These wholly-owned assets were recorded at fair value at the date of transfer, which resulted in a gain of $188.3 million. The gain reflected the fair value of the net assets received in excess of the book value of the Company's interest in SDG Macerich.

(4) On September 30, 2009, the Company formed a joint venture with a third party, whereby the third party acquired a 49.9% interest in Freehold Raceway Mall and Chandler Fashion Center. The Company received approximately $174.6 million in cash proceeds for the overall transaction. The Company used the proceeds from this transaction to pay down the Company's line of credit and for general corporate purposes. As part of this transaction, the Company issued a warrant for an aggregate of approximately 0.9 million shares of common stock of the Company. (See Note 15—Stockholders' Equity in the Notes to the Company's Consolidated Financial Statements). The transaction was accounted for as a profit-sharing arrangement, and accordingly the assets, liabilities and operations of the properties remain on the books of the Company and a co-venture obligation

was established for the amount of $168.2 million representing the net cash proceeds received from the third party less costs allocated to the warrant.

(5) The Company's taxable REIT subsidiaries are subject to corporate level income taxes (See Note 23—Income Taxes in the Company's Notes to the Consolidated Financial Statements).

(6) Discontinued operations include the following:

On January 1, 2008, MACWH, LP, a subsidiary of the Operating Partnership, at the election of the holders, redeemed the 3.4 million participating convertible preferred units ("PCPUs") in exchange for the 16.32% noncontrolling interest in Danbury Fair Mall, Freehold Raceway Mall, Great Northern Mall, Rotterdam Square, Shoppingtown Mall, Towne Mall, Tysons Corner Center and Wilton Mall (collectively referred to as the "Non-Rochester Properties") in exchange for the Company's ownership interest in Eastview Commons, Eastview Mall, Greece Ridge Center, Marketplace Mall and Pittsford Plaza, collectively referred to as the "Rochester Properties." This transaction is referred to herein as the Rochester Redemption. As a result of the Rochester Redemption, the Company recognized a gain of $99.1 million on the exchange.

The Company sold the fee simple and/or ground leasehold interests in three former Mervyn's stores to Pacific Premier Retail LP, one of its joint ventures, on December 19, 2008, and the results for the period of January 1, 2008 to December 19, 2008 and for the year ended December 31, 2007 have been classified as discontinued operations. The sale of these interests resulted in a gain on sale of assets of $1.5 million.

In June 2009, the Company recorded an impairment charge of $26.0 million related to the fee and/or ground leasehold interests in five former Mervyn's stores due to the anticipated loss on the sale of these properties in July 2009. The Company subsequently sold the properties in July 2009 for $52.7 million in total proceeds, resulting in an additional $0.5 million loss related to transaction costs. The Company used the proceeds from the sales to pay down the Company's term loan and for general corporate purposes.

In June 2009, the Company recorded an impairment charge of $1.0 million related to the anticipated loss on the sale of Village Center, a 170,801 square foot urban village property, in July 2009. The Company subsequently sold the property on July 14, 2009 for $11.9 million in total proceeds, resulting in a gain of $0.1 million related to a change in estimate in transaction costs. The Company used the proceeds from the sale to pay down the term loan and for general corporate purposes.

On September 29, 2009, the Company sold a leasehold interest in a former Mervyn's store for $4.5 million, resulting in a gain on sale of $4.1 million. The Company used the proceeds from the sale to pay down the Company's line of credit and for general corporate purposes.

During the fourth quarter of 2009, the Company sold five non-core community centers for $71.3 million, resulting in an aggregate loss on sales of $16.9 million. The Company used the proceeds from these sales to pay down the Company's line of credit and for general corporate purposes.

On March 4, 2011, the Company sold a former Mervyn's store in Santa Fe, New Mexico for $3.7 million, resulting in a loss of $1.9 million. The proceeds from the sale were used for general corporate purposes.

In June 2011, the Company recorded an impairment charge of $35.7 million related to Shoppingtown Mall. As a result of the maturity default on the mortgage note payable (See Note 10—Mortgage Notes Payable to the Company's Consolidated Financial Statements) and the corresponding reduction of the expected holding period, the Company wrote down the carrying value of the long-lived assets to its estimated fair value of $39.0 million. On December 30, 2011, the Company conveyed Shoppingtown Mall to the lender by a deed-in-lieu of foreclosure. As a result, the Company recognized a $3.9 million additional loss on the disposal of the asset.

On October 14, 2011, the Company sold a former Mervyn's store in Salt Lake City, Utah for $8.1 million, resulting in a gain of $3.8 million. The proceeds from the sale were used for general corporate purposes.

On November 30, 2011, the Company sold a former Mervyn's store in West Valley City, Utah for $2.3 million, resulting in a loss of $0.2 million. The proceeds from the sale were used for general corporate purposes.

The Company has classified the results of operations and gain or loss on sale for all of the above dispositions during the year ended December 31, 2011 as discontinued operations for the years ended December 31, 2011, 2010, 2009, 2008 and 2007.

(7) Assumes the conversion of Operating Partnership units to the extent they are dilutive to the EPS computation. It also assumes the conversion of MACWH, LP common and preferred units to the extent that they are dilutive to the EPS computation.

(8) Includes the dilutive effect, if any, of share and unit-based compensation plans and the Senior Notes calculated using the treasury stock method and the dilutive effect, if any, of all other dilutive securities calculated using the "if converted" method.

(9) Redeemable noncontrolling interests include the PCPUs and other redeemable equity interests not included within equity.

(10) The holder of the Series A Preferred Stock converted approximately 0.6 million, 0.7 million, 1.3 million and 1.0 million shares to common shares on October 18, 2007, May 6, 2008, May 8, 2008 and September 17, 2008, respectively. As of December 31, 2008, there was no Series A Preferred Stock outstanding.

(11) Equity includes the noncontrolling interests in the Operating Partnership, nonredeemable noncontrolling interests in consolidated joint ventures and common and non-participating preferred units of MACWH, L.P.

(12) The Company uses FFO in addition to net income to report its operating and financial results and considers FFO and FFO-diluted as supplemental measures for the real estate industry and a supplement to Generally Accepted Accounting Principles ("GAAP") measures. The National Association of Real Estate Investment Trusts ("NAREIT") defines FFO as net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from extraordinary items and sales of depreciated operating properties, plus real estate related depreciation and amortization, impairment write-downs of real estate and write-downs of investments in an affiliate where the write-downs have been driven by a decrease in the value of real estate held by the affiliate and after adjustments for unconsolidated joint ventures. Adjustments for unconsolidated joint ventures are calculated to reflect FFO on the same basis. The Company also adjusts FFO for the noncontrolling interest due to redemption value on the Rochester Properties.

Adjusted FFO ("AFFO") excludes the negative FFO impact of Shoppingtown Mall and Valley View Center for the year ended December 31, 2011. In December 2011, the Company conveyed Shoppingtown Mall to the lender by a deed-in-lieu of foreclosure and Valley View Center is in receivership.

FFO and FFO on a diluted basis are useful to investors in comparing operating and financial results between periods. This is especially true since FFO excludes real estate depreciation and amortization, as the Company believes real estate values fluctuate based on market conditions rather than depreciating in value ratably on a straight-line basis over time. In addition, consistent with the key objective of FFO as a measure of operating performance, the adjustment of FFO for the noncontrolling interest in redemption value provides a more meaningful measure of the Company's operating performance between periods without reference to the non-cash charge related to the adjustment in noncontrolling interest due to redemption value. The Company believes that such a presentation also provides investors with a more meaningful measure of its operating results in comparison to the operating results of other REITs. The Company believes that AFFO and AFFO on a diluted basis provide useful supplemental information regarding the Company's performance as they show a more meaningful and consistent comparison of the Company's operating performance and allow investors to more easily compare the Company's results without taking into account the unrelated non-cash charges on properties controlled by either a receiver or loan servicer, which are non-routine items. FFO and AFFO on a diluted basis are measures investors find most useful in measuring the dilutive impact of outstanding convertible securities.

FFO and AFFO do not represent cash flow from operations as defined by GAAP, should not be considered as an alternative to net income as defined by GAAP, and are not indicative of cash available to fund all cash flow needs. The Company also cautions that FFO and AFFO, as presented, may not be comparable to similarly titled measures reported by other real estate investment trusts.

NAREIT recently clarified that under its definition of FFO, impairment write-downs of real estate should be added back to net income. Beginning with the year ended December 31, 2011, the Company has revised its definition of FFO to add back impairment write-downs of real estate to its net income. Accordingly, the Company removed the adjustment for impairment write-downs of $35.9 million and $27.5 million, as previously reported during the years ended December 31, 2009 and 2008, respectively. There was no impairment write-downs of real estate during the years ended December 31, 2010 and 2007.

Management compensates for the limitations of FFO and AFFO by providing investors with financial statements prepared according to GAAP, along with this detailed discussion of FFO and AFFO and a reconciliation of FFO and AFFO and FFO and AFFO-diluted to net income available to common stockholders. Management believes that to further understand the Company's performance, FFO and AFFO should be compared with the Company's reported net income and considered in addition to cash flows in accordance with GAAP, as presented in the Company's Consolidated Financial Statements. For disclosure of net income, the most directly comparable GAAP financial measure, for the periods presented and a reconciliation of FFO and AFFO and FFO and AFFO—diluted to net income, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Funds From Operations and Adjusted Funds From Operations."

The computation of FFO and AFFO—diluted includes the effect of share and unit-based compensation plans and the Senior Notes calculated using the treasury stock method. It also assumes the conversion of MACWH, LP common and preferred units and all other securities to the extent that they are dilutive to the FFO and AFFO—diluted computation. On February 25, 1998, the Company sold $100 million of its Series A Preferred Stock. The Preferred Stock was convertible on a one-for-one basis for common stock and was fully converted as of December 31, 2008.

(13) Occupancy for the years ended December 31, 2011 and 2010 excludes Valley View Center because the Center is under the control of a court appointed receiver.

(14) Sales are based on reports by retailers leasing Mall Stores and Freestanding Stores for the trailing 12 months for tenants which have occupied such stores for a minimum of 12 months. Sales per square foot are based on tenants 10,000 square feet and under for Regional Shopping Centers. Year ended 2007 sales per square foot were $467 after giving effect to the Rochester Redemption and including The Shops at North Bridge. Valley View Center is excluded from the years ended 2011 and 2010 sales per square foot because the Center is under the control of a court appointed receiver.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's Overview and Summary

The Company is involved in the acquisition, ownership, development, redevelopment, management and leasing of regional and community shopping centers located throughout the United States. The Company is the sole general partner of, and owns a majority of the ownership interests in, the Operating Partnership. As of December 31, 2011, the Operating Partnership owned or had an ownership interest in 65 regional shopping centers and 14 community shopping centers totaling approximately 66 million square feet of GLA. These 79 regional and community shopping centers are referred to hereinafter as the "Centers," unless the context otherwise requires. The Company is a self-administered and self-managed REIT and conducts all of its operations through the Operating Partnership and the Management Companies.

The following discussion is based primarily on the consolidated financial statements of the Company for the years ended December 31, 2011, 2010 and 2009. It compares the results of operations and cash flows for the year ended December 31, 2011 to the results of operations and cash flows for the year ended December 31, 2010. Also included is a comparison of the results of operations and cash flows for the year ended December 31, 2010 to the results of operations and cash flows for the year ended December 31, 2009. This information should be read in conjunction with the accompanying consolidated financial statements and notes thereto.

Acquisitions and Dispositions:

The financial statements reflect the following acquisitions, dispositions and changes in ownership subsequent to the occurrence of each transaction.

In June 2009, the Company recorded an impairment charge of $1.0 million related to the anticipated loss on the sale of Village Center, a 170,801 square foot urban village property, in July 2009. The Company subsequently sold the property on July 14, 2009 for $11.9 million in total proceeds, resulting in a gain of $0.1 million related to a change in estimate in transaction costs. The Company used the proceeds from the sale to pay down the term loan and for general corporate purposes.

On July 30, 2009, the Company sold a 49% ownership interest in Queens Center to a third party for approximately $152.7 million, resulting in a gain on sale of assets of $154.2 million. The Company used the proceeds from the sale of the ownership interest in the property to pay down the Company's term loan and for general corporate purposes. As of the date of the sale, the Company has accounted for the operations of Queens Center under the equity method of accounting.

On September 3, 2009, the Company formed a joint venture with a third party whereby the Company sold a 75% interest in FlatIron Crossing. As part of this transaction, the Company issued three warrants for an aggregate of 1,250,000 shares of common stock of the Company (See Note 15—Stockholders' Equity in the Notes to Company's Consolidated Financial Statements.) The Company received $123.8 million in cash proceeds for the overall transaction, of which $8.1 million was attributed to the warrants. The proceeds attributable to the interest sold exceeded the Company's carrying value in the interest sold by $28.7 million. However, due to certain contractual rights afforded to the buyer of the interest in FlatIron Crossing, the Company has only recognized a gain on sale of $2.5 million. The Company used the proceeds from the sale of the ownership interest to pay down the term loan and for general corporate purposes. As of the date of the sale, the Company has accounted for the operations of FlatIron Crossing under the equity method of accounting.

Queens Center and FlatIron Crossing are referred to herein as the "Joint Venture Centers."

During the fourth quarter of 2009, the Company sold five non-core community centers for $71.3 million, resulting in an aggregate loss on sales of $16.9 million. The Company used the proceeds from these sales to pay down the Company's line of credit and for general corporate purposes.

On February 24, 2011, the Company increased its ownership interest in Kierland Commons, a 434,642 square foot community center in Scottsdale, Arizona, from 24.5% to 50%. The Company's share of the purchase price for this transaction was $34.2 million in cash and the assumption of $18.6 million of existing debt.

On February 28, 2011, the Company, in a 50/50 joint venture, acquired The Shops at Atlas Park, a 377,924 square foot community center in Queens, New York, for a total purchase price of $53.8 million. The Company's share of the purchase price was $26.9 million and was funded from the Company's cash on hand.

On February 28, 2011, the Company acquired the additional 50% ownership interest in Desert Sky Mall, an 893,863 square foot regional shopping center in Phoenix, Arizona, that it did not own. The total purchase price was $27.6 million, which included the assumption of the third party's pro rata share of the mortgage note payable on the property of $25.7 million. Concurrent with the purchase of the partnership interest, the Company paid off the $51.5 million loan on the property.

On April 29, 2011, the Company purchased a fee interest in a freestanding Kohl's store at Capitola Mall in Capitola, California for $28.5 million. The purchase price was paid from cash on hand.

On June 3, 2011, the Company acquired an additional 33.3% ownership interest in Arrowhead Towne Center, a 1,197,006 square foot regional shopping center in Glendale, Arizona, an additional 33.3% ownership interest in Superstition Springs Center, a 1,204,540 square foot regional shopping center in Mesa, Arizona, and an additional 50% ownership interest in the land under Superstition Springs Center in exchange for the Company's ownership interest in six anchor stores, including five former Mervyn's stores and a cash payment of $75.0 million. The cash purchase price was funded from borrowings under the Company's line of credit. This transaction is referred herein as the "GGP Exchange".

On July 22, 2011, the Company acquired the Fashion Outlets of Niagara, a 529,059 square foot outlet center in Niagara Falls, New York. The initial purchase price of $200.0 million was funded by a cash payment of $78.6 million and the assumption of the mortgage note payable of $121.4 million. The cash purchase price was funded from borrowings under the Company's line of credit. The purchase and sale agreement includes contingent consideration based on the performance of the Fashion Outlets of Niagara from the acquisition date through July 21, 2014 that could increase the purchase price from the initial $200.0 million up to a maximum of $218.7 million. The Company estimated the fair value of the contingent consideration as of December 31, 2011 to be $14.8 million, which has been included in other accrued liabilities.

On December 31, 2011, the Company and its joint venture partner reached agreement for the distribution and conveyance of interests in SDG Macerich that owned 11 regional malls in a 50/50 partnership. Six of the eleven assets were distributed to the Company on December 31, 2011. The Company received 100% ownership of Eastland Mall in Evansville, Indiana, Lake Square Mall in Leesburg, Florida, SouthPark Mall in Moline, Illinois, Southridge Mall in Des Moines, Iowa, NorthPark Mall in Davenport, Iowa and Valley Mall in Harrisonburg, Virginia (collectively referred to herein as the "SDG Acquisition Properties"). These wholly-owned assets were recorded at fair value at the date of transfer, which resulted in a gain of $188.3 million. The gain reflected the fair value of the net assets received in excess of the book value of the Company's interest in SDG Macerich. The distribution and conveyance of the properties from SDG Macerich to the Company is referred to herein as the "SDG Transaction".

Desert Sky Mall, the Kohl's store at Capitola Mall, the land under Superstition Springs Center and the Fashion Outlets of Niagara are referred to herein as the "Acquisition Properties".

Mervyn's:

In December 2007, the Company purchased a portfolio of ground leasehold interest and/or fee interests in 39 freestanding Mervyn's stores located in the Southwest United States. In January 2008, the Company purchased a ground leasehold interest in a freestanding Mervyn's store located in Hayward, California and in February 2008, the Company purchased a fee simple interest in a freestanding Mervyn's store located in Monrovia, California. These former Mervyn's stores are referred to herein as the "Mervyn's Properties." Mervyn's filed for bankruptcy protection in July 2008 and rejected all of its leases during the remainder of the year.

In June 2009, the Company recorded an impairment charge of $26.0 million, as it relates to the fee and/or ground leasehold interests in five former Mervyn's stores due to the anticipated loss on the sale of these properties in July 2009. The Company subsequently sold the properties in July 2009 for $52.7 million in total proceeds, resulting in an additional $0.5 million loss related to transaction costs. The Company used the proceeds from the sales to pay down the Company's term loan and for general corporate purposes.

On September 29, 2009, the Company sold a leasehold interest in a former Mervyn's store for $4.5 million, resulting in a gain on sale of $4.1 million. The Company used the proceeds from the sale to pay down the Company's line of credit and for general corporate purposes.

On March 4, 2011, the Company sold a fee interest in a former Mervyn's store for $3.7 million, resulting in a loss on sale of $1.9 million. The Company used the proceeds from the sale for general corporate purposes.

On June 3, 2011, the Company disposed of five former Mervyn's stores in connection with the GGP Exchange (See "Acquisitions").

On October 14, 2011, the Company sold a former Mervyn's store in Salt Lake City, Utah, for $8.1 million, resulting in a gain of $3.8 million. The proceeds from the sale were used for general corporate purposes.

On November 30, 2011, the Company sold a former Mervyn's store in West Valley City, Utah, for $2.3 million, resulting in a loss of $0.2 million. The proceeds from the sale were used for general corporate purposes.

As of December 31, 2011, five former Mervyn's stores in the Company's portfolio remain vacant. The Company is currently seeking replacement tenants for these spaces.

Other Transactions and Events:

On July 15, 2010, a court appointed receiver assumed operational control of Valley View Center and responsibility for managing all aspects of the property. The Company anticipates the disposition of the asset, which is under the control of the receiver, will be executed through foreclosure, deed-in-lieu of foreclosure, or by some other means, and will be completed in the near future. Although the Company is no longer funding any cash shortfall, it continues to record the operations of Valley View Center until the title for the Center is transferred and its obligation for the loan is discharged. Once title to the Center is transferred, the Company will remove the net assets and liabilities from the Company's consolidated balance sheets. The mortgage note payable on Valley View Center is non-recourse to the Company.

On April 1, 2011, the Company's joint venture in SDG Macerich conveyed Granite Run Mall to the mortgage note lender by a deed-in-lieu of foreclosure. The mortgage note was non-recourse. The Company's pro rata share of gain on early extinguishment of debt was $7.8 million.

On May 11, 2011, the non-recourse mortgage note payable on Shoppingtown Mall went into maturity default. As a result of the maturity default and the corresponding reduction of the estimated holding period, the Company recognized an impairment charge of $35.7 million to write-down the carrying value of the long-lived assets to its estimated fair value. On September 14, 2011, the Company exercised its right and redeemed the outside ownership interests in Shoppingtown Mall for a cash payment of $11.4 million. On December 30, 2011, the Company conveyed Shoppingtown Mall to the mortgage note lender by a deed-in-lieu of foreclosure. As a result of the conveyance, the Company recognized an additional $3.9 million loss on the disposal of the property.

As of December 1, 2011, the Prescott Gateway non-recourse loan was in maturity default. The Company is negotiating with the lender and the outcome is uncertain at this time.

Redevelopment and Development Activity:

In August 2011, the Company entered into a joint venture agreement with a subsidiary of AWE/Talisman for the development of the Fashion Outlets of Chicago in the Village of Rosemont, Illinois. The Company will own 60% of the joint venture and AWE/Talisman will own 40%. The Center will be a fully enclosed two level, 528,000 square foot outlet center. The site is located within a mile of O'Hare International Airport. The project broke ground in November, 2011 and is expected to be completed in Summer 2013. The total estimated project cost is approximately $200.0 million.

Inflation:

In the last five years, inflation has not had a significant impact on the Company because of a relatively low inflation rate. Most of the leases at the Centers have rent adjustments periodically throughout the lease term. These rent increases are either in fixed increments or based on using an annual multiple of increases in the Consumer Price Index ("CPI"). In addition, approximately 6% to 15% of the leases expire each year, which enables the Company to replace existing leases with new leases at higher base rents if the rents of the existing leases are below the then existing market rate. The Company has generally entered into leases that require tenants to pay a stated amount for operating expenses, generally excluding property taxes, regardless of the expenses actually incurred at any Center, which places the burden of cost control on the Company. Additionally, certain leases require the tenants to pay their pro rata share of operating expenses.

Seasonality:

The shopping center industry is seasonal in nature, particularly in the fourth quarter during the holiday season when retailer occupancy and retail sales are typically at their highest levels. In addition, shopping malls achieve a substantial portion of their specialty (temporary retailer) rents during the holiday season and the majority of percentage rent is recognized in the fourth quarter. As a result of the above, earnings are generally higher in the fourth quarter.

Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Some of these estimates and assumptions include judgments on revenue recognition, estimates for common area maintenance and real estate tax accruals, provisions for uncollectible accounts, impairment of long-lived assets, the allocation of purchase price between tangible and intangible assets, and estimates for environmental matters. The Company's significant accounting policies are described in more detail in Note 2—Summary of Significant Accounting Policies in the Company's Notes to the Consolidated Financial Statements. However, the following policies are deemed to be critical.

Revenue Recognition:

Minimum rental revenues are recognized on a straight-line basis over the term of the related lease. The difference between the amount of rent due in a year and the amount recorded as rental income is referred to as the "straight line rent adjustment." Currently, 62% of the Mall Store and Freestanding Store leases contain provisions for CPI rent increases periodically throughout the term of the lease. The Company believes that using an annual multiple of CPI increases, rather than fixed contractual rent increases, results in revenue recognition that more closely matches the cash revenue from each lease and will provide more consistent rent growth throughout the term of the leases. Percentage rents are recognized when the tenants' specified sales targets have been met. Estimated recoveries from certain tenants for their pro rata share of real estate taxes, insurance and other shopping center operating expenses are recognized as revenues in the period the applicable expenses are incurred. Other tenants pay a fixed rate and these tenant recoveries' revenues are recognized on a straight-line basis over the term of the related leases.

Property:

The Company capitalizes costs incurred in redevelopment and development of properties. The costs of land and buildings under development include specifically identifiable costs. The capitalized costs include pre-construction costs essential to the development of the property, development costs, construction costs, interest costs, real estate taxes, salaries and related costs and other costs incurred during the period of development. Capitalized costs are allocated to the specific components of a project that are benefited. The Company considers a construction project as completed and held available for occupancy and ceases capitalization of costs when the areas under development have been substantially completed.

Maintenance and repair expenses are charged to operations as incurred. Costs for major replacements and betterments, which includes HVAC equipment, roofs, parking lots, etc., are capitalized and depreciated over their estimated useful lives. Gains and losses are recognized upon disposal or retirement of the related assets and are reflected in earnings.

Property is recorded at cost and is depreciated using a straight-line method over the estimated useful lives of the assets as follows:

Buildings and improvements	5 - 40 years
Tenant improvements	5 - 7 years
Equipment and furnishings	5 - 7 years

Accounting for Acquisitions:

The Company first determines the value of land and buildings utilizing an "as if vacant" methodology. The Company then assigns a fair value to any debt assumed at acquisition. The Company then allocates the purchase price based on fair value of the land, building, tenant improvements and identifiable intangible assets received and liabilities assumed. Tenant improvements represent the tangible assets associated with the existing leases valued on a fair value basis at the acquisition date prorated over the remaining lease terms. The tenant improvements are classified as an asset under property and are depreciated over the remaining lease terms. Identifiable intangible assets and liabilities relate to the value of in-place operating leases which come in three forms: (i) leasing commissions and legal costs, which represent the value associated with "cost avoidance" of acquiring in-place leases, such as lease commissions paid under terms generally experienced in the Company's markets; (ii) value of in-place leases, which represents the estimated loss of revenue and of costs incurred for the period required to lease the "assumed vacant" property to the occupancy level when purchased; and (iii) above or below market value of in-place leases, which represents the difference between the contractual rents and market rents at the time of the acquisition, discounted for tenant credit risks. Leasing commissions and legal costs are recorded in deferred charges and other assets and are amortized over the remaining lease terms. The value of in-place leases are recorded in deferred charges and other assets and amortized over the remaining lease terms plus an estimate of renewal of the acquired leases. Above or below market leases are classified in deferred charges and other assets or in other accrued liabilities, depending on whether the contractual terms are above or below market, and the asset or liability is amortized to minimum rents over the remaining terms of the leases.

The allocated values of above and below-market leases are amortized into minimum rents on a straight-line basis over the individual remaining lease terms. The remaining lease terms of below-market leases may include certain below-market fixed-rate renewal periods. In considering whether or not a lessee will execute a below-market fixed-rate lease renewal option, the Company evaluates economic factors and certain qualitative factors at the time of acquisition such as tenant mix in the center, the Company's relationship with the tenant and the availability of competing tenant space.

Asset Impairment:

The Company assesses whether an indicator of impairment in the value of its properties exists by considering expected future operating income, trends and prospects, as well as the effects of demand, competition and other economic factors. Such factors include projected rental revenue, operating costs and capital expenditures as well as estimated holding periods and capitalization rates. If an impairment indicator exists, the determination of recoverability is made based upon the estimated undiscounted future net cash flows, excluding interest expense. The amount of impairment loss, if any, is determined by comparing the fair value, as determined by a discounted cash flows analysis, with the carrying value of the related assets. The Company generally holds and operates its properties long-term, which decreases the likelihood of its carrying values not being recoverable. Properties classified as held for sale are measured at the lower of the carrying amount or fair value less cost to sell.

The Company reviews its investments in unconsolidated joint ventures for a series of operating losses and other factors that may indicate that a decrease in the value of its investments has occurred which is other-than-temporary. The investment in each unconsolidated joint venture is evaluated periodically, and as deemed necessary, for recoverability and valuation declines that are other than temporary.

Fair Value of Financial Instruments:

The fair value hierarchy distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity and the reporting entity's own assumptions about market participant assumptions.

Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, which is typically based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The Company calculates the fair value of financial instruments and includes this additional information in the notes to consolidated financial statements when the fair value is different than the carrying value of those financial instruments. When the fair value reasonably approximates the carrying value, no additional disclosure is made.

Deferred Charges:

Costs relating to obtaining tenant leases are deferred and amortized over the initial term of the agreement using the straight-line method. As these deferred leasing costs represent productive assets incurred in connection with the Company's provision of leasing arrangements at the Centers, the related cash flows are classified as investing activities within the Company's Consolidated Statements of Cash Flows. Costs relating to financing of shopping center properties are deferred and amortized over the life of the related loan using the straight-line method, which approximates the effective interest method. In-place lease values are amortized over the remaining lease term plus an estimate of the renewal term. Leasing commissions and legal costs are amortized on a straight-line basis over the individual remaining lease years. The ranges of the terms of the agreements are as follows:

Deferred lease costs	1 - 15 years
Deferred financing costs	1 - 15 years
In-place lease values	Remaining lease term plus an estimate for renewal
Leasing commissions and legal costs	5 - 10 years

Results of Operations

Many of the variations in the results of operations, discussed below, occurred due to the foregoing transactions involving the Acquisition Properties, the Joint Venture Centers, the Mervyn's Properties and the Redevelopment Center(s), as defined below. For the comparison of the year ended December 31, 2011 to the year ended December 31, 2010, the "Same Centers" include all Consolidated Centers, excluding the Mervyn's Properties, the Acquisition Properties and the Redevelopment Center as defined below. For the comparison of the year ended December 31, 2010 to the year ended December 31, 2009, the "Same Centers" include all Consolidated Centers, excluding the Mervyn's Properties, the Joint Venture Centers and the Redevelopment Centers as defined below.

For the comparison of the year ended December 31, 2011 to the year ended December 31, 2010, the "Redevelopment Center" is Santa Monica Place. For the comparison of the year ended December 31, 2010 to the year ended December 31, 2009, the "Redevelopment Centers" include Northgate Mall and Santa Monica Place.

One of the principal reasons for the changes in the results of operations, discussed below, from the year ended December 31, 2010 compared to the year ended December 31, 2009 is because of the change in how the Company classified the Joint Venture Centers. The Joint Venture Centers were classified as Consolidated Centers until the sale of a partial ownership interest in Queens Center and FlatIron Crossing on July 30, 2009 and September 3, 2009, respectively. Therefore, the results of operations of Queens Center for the period of January 1, 2009 to July 29, 2009 and FlatIron Crossing for the period of January 1, 2009 to September 2, 2009 are included in the Company's financial statements as Consolidated Centers. Results of operations subsequent to the sale of the ownership interest in each Joint Venture Center are included in "Equity in income of unconsolidated joint ventures" (See "Acquisitions and Dispositions" in Management's Overview and Summary).

The increase in revenue and expenses of the Redevelopment Center during the year ended December 31, 2011 in comparison to the year ended December 31, 2010 and during the year ended December 31, 2010 in comparison to the year ended December 31, 2009 is primarily due to the opening of Santa Monica Place in August 2010.

Unconsolidated joint ventures are reflected using the equity method of accounting. The Company's pro rata share of the results from these Centers is reflected in the Consolidated Statements of Operations as equity in income of unconsolidated joint ventures.

The Company considers tenant annual sales per square foot (for tenants in place for 12 months or longer and under 10,000 square feet), occupancy rates (excluding Anchors) for the Centers and releasing spreads (i.e. a comparison of average base rent per square foot on leases executed during the trailing twelve months to average base rent per square foot on leases expiring during the year) to be key performance indicators of the Company's internal growth.

Tenant sales per square foot increased from $433 for the year ended December 31, 2010 to $489 for the year ended December 31, 2011. Occupancy rate decreased from 93.1% at December 31, 2010 to 92.7% at December 31, 2011. Releasing spreads increased 13.7% for the year ended December 31, 2011 from the year ended December 31, 2010. These calculations exclude Valley View Center, Granite Run Mall, Shoppingtown Mall and Centers under development or redevelopment.

The Company's recent trend of retail sales growth continued this year with tenant sales per square foot increasing compared to the year ended December 31, 2010. The releasing spreads also increased for the year ended December 31, 2011 and the Company expects that releasing spreads will continue to increase during 2012 as it renews or relets leases that are scheduled to expire during the year. The Company's occupancy rate as of December 31, 2011 decreased compared to December 31, 2010 primarily because of the liquidation of one tenant. Although certain aspects of the U.S. economy, the retail industry as well as the Company's operating results improved during the year ended December 31, 2011, continued worldwide economic and political uncertainty remains. In addition, the U.S. economy is still experiencing weakness, high levels of unemployment have persisted and rental rates and valuations for retail space have not fully recovered to pre-recession levels. Any further continuation of these adverse conditions could harm the Company's business, results of operations and financial condition.

Comparison of Years Ended December 31, 2011 and 2010

Revenues:

Minimum and percentage rents (collectively referred to as "rental revenue") increased by $34.9 million, or 8.1%, from 2010 to 2011. The increase in rental revenue is attributed to an increase of $17.8 million from the Acquisition Properties, $11.6 million from the Redevelopment Center, $3.9 million from the Mervyn's Properties and $1.6 million from the Same Centers. The increase in rental revenue at the Mervyns' Properties is due to the leasing of former vacant spaces.

Rental revenue includes the amortization of above and below-market leases, the amortization of straight-line rents and lease termination income. The amortization of above and below-market leases increased from $7.3 million in 2010 to $9.7 million in 2011. The amortization of straight-lined rents increased from $4.8 million in 2010 to $5.1 million in 2011. Lease termination income increased from $4.4 million in 2010 to $5.9 million in 2011.

Tenant recoveries increased $11.8 million, or 5.0%, from 2010 to 2011. The increase in tenant recoveries is attributed to an increase of $7.4 million from the Redevelopment Center, $6.1 million from the Acquisition Properties and $0.3 million from the Mervyn's Properties offset in part by a decrease of $2.0 million from the Same Centers. The decrease in tenant recoveries from the Same Centers is primarily due to a decrease in recoverable expenses.

Management Companies revenue decreased from $42.9 million in 2010 to $40.4 million in 2011 primarily due to a decrease in development fees.

Shopping Center and Operating Expenses:

Shopping center and operating expenses increased $18.6 million, or 7.9%, from 2010 to 2011. The increase in shopping center and operating expenses is attributed to an increase of $10.1 million from the Acquisition Properties, $8.1 million from the Redevelopment Center and $1.2 million from the Mervyn's Properties offset in part by a decrease of $0.8 million from the Same Centers.

Management Companies' Operating Expenses:

Management Companies' operating expenses decreased $3.8 million from 2010 to 2011 due to a decrease in compensation costs.

REIT General and Administrative Expenses:

REIT general and administrative expenses increased by $0.4 million from 2010 to 2011.

Depreciation and Amortization:

Depreciation and amortization increased $25.3 million from 2010 to 2011. The increase in depreciation and amortization is primarily attributed to an increase of $10.1 million from the Redevelopment Center, $9.4 million from the Acquisition Properties and $5.8 million from the Same Centers.

Interest Expense:

Interest expense decreased $14.9 million from 2010 to 2011. The decrease in interest expense was primarily attributed to a decrease of $19.4 million from interest rate swap agreements, $6.2 million from the Same Centers and $2.3 million from the Senior Notes offset in part by an increase of $6.7 million from the Redevelopment Center, $3.5 million from the Acquisition Properties, $2.6 million from the borrowings under the line of credit and $0.2 million from the term loans. The decrease resulting from the interest rate swap agreements is due to the maturity of a $450.0 million interest rate swap agreement in April 2010 and the maturity of a $400.0 million interest rate swap agreement in April 2011.

The above interest expense items are net of capitalized interest, which decreased from $25.7 million in 2010 to $11.9 million in 2011, primarily due to a decrease in redevelopment activity.

Loss (Gain) on Early Extinguishment of Debt:

Loss on early extinguishment of debt increased $14.2 million from 2010 to 2011. The increase in loss on early extinguishment of debt is primarily attributed to a $9.1 million loss from the prepayment of the mortgage note payable on Chesterfield Towne Center in 2011 and a $1.4 million loss from the repurchase of the Senior Notes in 2011 offset in part by the $4.2 million gain on the refinancing of two mortgage notes payable in 2010.

Equity in Income of Unconsolidated Joint Ventures:

Equity in income of unconsolidated joint ventures increased $215.1 million from 2010 to 2011. The increase in equity in income of unconsolidated joint ventures is primarily attributed to the Company's pro rata share of the gain of $188.3 million in connection with the SDG Transaction (See "Acquisitions and Dispositions" in Management's Overview and Summary) in 2011. The remaining increase in equity in income from unconsolidated joint ventures is attributed to the Company's $12.5 million pro rata share of the remeasurement gain on the acquisition of an underlying ownership interest in Kierland Commons in 2011 (See "Acquisitions and Dispositions" in Management's Overview and Summary), and the Company's $7.8 million pro rata share of the gain on early extinguishment of debt of its joint venture in Granite Run Mall. (See "Other Transactions and Events" in Management's Overview and Summary).

(Loss) Gain on Remeasurement, Sale or Write down of Assets:

Loss on remeasurement, sale or write down of assets increased $42.8 million from 2010 to 2011. The increase in loss is primarily attributed to the $45.5 million impairment charge in 2011 (See Note 6—Property to the Company's Consolidated Financial Statements).

Loss from Discontinued Operations:

The loss from discontinued operations increased $37.0 million from 2010 to 2011. The increase in loss from discontinued operations is primarily attributed to the $39.6 million loss on the disposal of Shoppingtown Mall in 2011 (See "Other Transactions and Events" in Management's Overview and Summary).

Net Income:

Net income increased $140.7 million from 2010 to 2011. The increase in net income is primarily attributed to the Company's pro rata share of the $188.3 million gain on the SDG Transaction (See "Acquisitions and Dispositions" in Management's Overview and Summary) offset in part by the loss on the disposal of Shoppingtown Mall of $39.6 million (See "Other Transactions and Events" in Management's Overview and Summary).

Funds From Operations ("FFO"):

Primarily as a result of the factors mentioned above, FFO—diluted increased 13.7% from $351.3 million in 2010 to $399.6 million in 2011. For a reconciliation of FFO and FFO—diluted to net income available to common stockholders, the most directly comparable GAAP financial measure, see "Funds From Operations and Adjusted Funds From Operations."

Operating Activities:

Cash provided by operating activities increased from $200.4 million in 2010 to $237.3 million in 2011. The increase was primarily due to changes in assets and liabilities and the results at the Centers as discussed above.

Investing Activities:

Cash used in investing activities increased from $142.2 million in 2010 to $212.1 million in 2011. The increase was primarily due to an increase of $138.7 million in contributions to unconsolidated joint ventures offset in part by an increase of $102.5 million in distributions from unconsolidated joint ventures. The increase in contributions to unconsolidated joint ventures is primarily attributed to the Kierland Commons, The Shops at Atlas Park, Arrowhead Towne Center and Superstition Springs transactions (See "Acquisitions and Dispositions" in Management's Overview and Summary). The increase in distributions from the unconsolidated joint ventures is primarily due to the distribution of the Company's pro rata share of the excess refinancing proceeds of the loan on Arrowhead Towne Center in 2011 (See "Item 1. Business—Recent Developments—Financing Activity").

Financing Activities:

Cash from financing activities decreased from a surplus of $294.1 million in 2010 to a deficit of $403.6 million in 2011. The increase in cash used was primarily due to the $1.2 billion stock offering in 2010, a decrease in proceeds from mortgages, bank and other notes payable of $170.5 million, an increase in the repurchase of the Senior Notes of $162.1 million and an increase in dividends and distributions of $71.0 million offset in part by a decrease in payments on mortgages, bank and other notes payable of $940.8 million.

Comparison of Years Ended December 31, 2010 and 2009

Revenues:

Rental revenue decreased by $51.0 million, or 10.6%, from 2009 to 2010. The decrease in rental revenue is attributed to a decrease of $48.6 million from the Joint Venture Centers and $14.2 million from the Same Centers which was offset in part by an increase of $11.5 million from the Redevelopment Centers and $0.3 million from the Mervyn's Properties. The decrease in Same Centers rental revenue is primarily attributed to a decrease in lease termination income.

The amortization of above and below market leases decreased from $9.4 million in 2009 to $7.3 million in 2010. The amortization of straight-line rents decreased from $5.1 million in 2009 to $4.8 million in 2010. Lease termination income decreased from $16.1 million in 2009 to $4.4 million in 2010.

Tenant recoveries decreased by $1.7 million from 2009 to 2010. The decrease in tenant recoveries of $22.5 million from the Joint Venture Centers was offset by an increase of $12.6 million from the Same Centers, $7.5 million from the Redevelopment Centers and $0.7 million from the Mervyn's Properties.

Shopping Center and Operating Expenses:

Shopping center and operating expenses decreased $11.6 million, or 4.7%, from 2009 to 2010. The decrease in shopping center and operating expenses is attributed to a decrease of $25.7 million from the Joint Venture Centers and $0.9 million from the Mervyn's Properties offset in part by an increase of $8.0 million from the Same Centers and $7.0 million from the Redevelopment Centers.

Management Companies' Operating Expenses:

Management Companies' operating expenses increased $11.1 million from 2009 to 2010 due to an increase in compensation costs in 2010 offset in part by severance costs paid in connection with the implementation of the Company's workforce reduction plan in 2009.

REIT General and Administrative Expenses:

REIT general and administrative expenses decreased by $5.2 million from 2009 to 2010. The decrease is primarily due to closing costs incurred in connection with the formation of the co-venture arrangement in 2009 (See "Other Transactions and Events" in Management's Overview and Summary).

Depreciation and Amortization:

Depreciation and amortization decreased $15.2 million from 2009 to 2010. The decrease in depreciation and amortization is primarily attributed to a decrease of $17.0 million from the Mervyn's Properties and $13.0 million from the Joint Venture Centers offset in part by an increase of $8.3 million from the Redevelopment Centers and $5.0 million from the Same Centers.

Interest Expense:

Interest expense decreased $54.1 million from 2009 to 2010. The decrease in interest expense is attributed to a decrease of $20.0 million from the Joint Venture Centers, $14.0 million from interest rate swap agreements, $11.7 million from borrowings under the Company's line of credit, $5.5 million from term loans, $2.4 million from the Senior Notes, $0.4 million from Same Centers and $0.1 million from the Redevelopment Centers. The decrease from interest rate swap agreements is due to the maturity of a $450.0 million interest rate swap agreement in April 2010.

The above interest expense items are net of capitalized interest, which increased from $21.3 million in 2009 to $25.7 million in 2010 due to an increase in redevelopment activity in 2010.

Gain on Early Extinguishment of Debt:

The gain on early extinguishment of debt decreased from $29.2 million in 2009 to $3.7 million in 2010. The decrease in gain is due to a decrease in repurchases of the Senior Notes in 2010. (See Liquidity and Capital Resources).

Equity in Income of Unconsolidated Joint Ventures:

Equity in income of unconsolidated joint ventures increased $11.4 million from 2009 to 2010. The increase in equity in income from unconsolidated joint ventures is primarily attributed to the $7.6 million write-down at certain joint ventures in 2009 and the deconsolidation of the Joint Venture Centers upon sale in 2009 (See "Acquisitions and Dispositions" in Management's Overview and Summary).

Discontinued Operations:

Loss from discontinued operations decreased from $42.0 million in 2009 to $3.1 million in 2010. The decrease in loss is primarily attributed to a loss of $40.2 million on the sales of six former Mervyn's stores and five non-core community centers in 2009.

Net Income:

Net income decreased $110.8 million from 2009 to 2010. The decrease in net income is primarily attributed to the $154.2 million gain on the sale of the 49% ownership interest in Queens Center in 2009 (See "Acquisitions and Dispositions" in Management's Overview and Summary) offset in part by the $16.9 million loss on the sale of five non-core community centers in 2009 (See "Acquisitions and Dispositions" in Management's Overview and Summary) and a $19.2 million impairment charge in 2009 to reduce the carrying value of land held for development.

Funds From Operations:

Primarily as a result of the factors mentioned above, FFO—diluted decreased 7.6% from $380.0 million in 2009 to $351.3 million in 2010. For disclosure of net income, the most directly comparable GAAP financial measure, for the periods and a reconciliation of FFO and FFO—diluted to net income available to common stockholders, (See "Funds From Operations and Adjusted Funds From Operations").

Operating Activities:

Cash provided by operations increased from $120.9 million in 2009 to $200.4 million in 2010. The increase was primarily due to changes in assets and liabilities and the results at the Centers as discussed above and an increase of $8.4 million in distribution of income from unconsolidated joint ventures.

Investing Activities:

Cash from investing activities decreased from a surplus of $302.4 million in 2009 to a deficit of $142.2 million in 2010. The decrease was primarily due to the decrease in proceeds received from the sale of assets of $417.5 million in 2009, a decrease in distributions from unconsolidated joint ventures of $51.9 million, offset in part by a decrease in contributions to unconsolidated joint ventures of $33.7 million.

Financing Activities:

Cash from financing activities increased from a deficit of $396.5 million in 2009 to a surplus of $294.1 million in 2010. The increase was primarily attributed to the net proceeds from the stock offering of $1.2 billion in 2010 (See Liquidity and Capital Resources) and an increase in proceeds from the mortgages, bank and other notes payable of $501.8 million offset in part by net proceeds from the stock offering in 2009 of $383.5 million, an increase in payments on mortgages, bank and other notes payable of $339.1 million, a decrease in contributions from the co-venture partner of $168.2 million and an increase in dividends and distributions of $130.3 million.

Liquidity and Capital Resources

The Company anticipates meeting its liquidity needs for its operating expenses and debt service and dividend requirements for the next twelve months through cash generated from operations, working capital reserves and/or borrowings under its unsecured line of credit. On May 2, 2011, the Company obtained a new $1.5 billion revolving line of credit, which provides the Company with additional liquidity (See Item 1. Business—Recent Developments—"Financing Activity").

The following tables summarize capital expenditures and lease acquisition costs incurred at the Centers for the years ended December 31:

(Dollars in thousands)	2011	2010	2009
Consolidated Centers:			
Acquisitions of property and equipment	$314,575	$ 12,888	$ 11,001
Development, redevelopment and expansion of Centers	88,842	214,796	226,192
Tenant allowances	19,418	21,993	10,830
Deferred leasing charges	29,280	24,528	19,960
	$452,115	$274,205	$267,983
Joint Venture Centers (at Company's pro rata share):			
Acquisitions of property and equipment	$143,390	$ 6,095	$ 5,443
Development, redevelopment and expansion of Centers	37,712	42,289	61,184
Tenant allowances	8,406	8,130	5,092
Deferred leasing charges	4,910	4,664	3,852
	$194,418	$ 61,178	$ 75,571

The Company expects amounts to be incurred in future years for tenant allowances and deferred leasing charges to be comparable or less than 2011 and that capital for those expenditures will be available from working capital, cash flow from operations, borrowings on property specific debt or unsecured corporate borrowings. The Company expects to incur between $200 million and $300 million during the next twelve months for development, redevelopment, expansion and renovations. Capital for these major expenditures, developments and/or redevelopments has been, and is expected to continue to be obtained from a combination of debt or equity financings, which include borrowings under the Company's line of credit and construction loans. In addition to the Company's April 2010 equity offering and property refinancings, the Company has also generated additional liquidity in the past through joint venture transactions and the sale of non-core assets, and has plans to sell additional non-core assets in 2012. Furthermore, on September 9, 2011, the Company filed a shelf registration statement which registered an unspecified amount of common stock, preferred stock, depositary shares, debt securities, warrants, rights and units.

The capital and credit markets can fluctuate, and at times, limit access to debt and equity financing for companies. As demonstrated by the Company's recent activity, including its new $1.5 billion line of credit and April 2010 equity offering, the Company has recently been able to access capital; however, there is no assurance the Company will be able to do so in future periods or on similar terms and conditions. Many factors impact the Company's ability to access capital, such as its overall debt level, interest rates, interest coverage ratios and prevailing market conditions. In the event that the Company has significant tenant defaults as a result of the overall economy and general market conditions, the Company could have a decrease in cash flow from operations, which could create borrowings under its line of credit. These events could result in an increase in the Company's proportion of floating rate debt, which would cause it to be subject to interest rate fluctuations in the future.

The Company's total outstanding loan indebtedness at December 31, 2011 was $6.2 billion (including $852.8 million of unsecured debt and $1.9 billion of its pro rata share of joint venture debt). The majority of the Company's debt consists of fixed-rate conventional mortgages payable collateralized by individual properties. The Company expects that all of the maturities during the next twelve months, except the mortgage notes payable on Valley View Center and Prescott Gateway, will be refinanced, restructured, extended and/or paid off from the Company's line of credit or cash on hand. The Company's obligation for the loan on Valley View Center is expected to be discharged in the near future (See "Management's Overview and Summary—Other Transactions and Events").

The Senior Notes bear interest at 3.25%, payable semiannually, mature on March 15, 2012. The Senior Notes are senior to unsecured debt of the Company and are guaranteed by the Operating Partnership. In October 2011, the Company repurchased $180.3 million of Senior Notes at par value. The repurchases were funded by additional borrowings under the Company's line of credit. As of December 31, 2011, there were $437.8 million of the Senior Notes outstanding.

The Company believes it has various sources of liquidity to pay off the Senior Notes upon their maturity, including anticipated proceeds from the financing and refinancing of various properties and/or capacity under its line of credit. See Note 11—Bank and Other Notes Payable in the Company's Notes to the Consolidated Financial Statements.

The Company had, through the Operating Partnership, a $1.5 billion revolving line of credit that bore interest at LIBOR plus a spread of 0.75% to 1.10% that matured on April 25, 2011. On May 2, 2011, the Company, through the Operating Partnership, obtained a new $1.5 billion revolving line of credit that bears interest at LIBOR plus a spread of 1.75% to 3.0% depending on the Company's overall leverage and matures on May 2, 2015 with a one-year extension option. Based on the Company's current leverage levels, the borrowing rate on the new facility is LIBOR plus 2.0%. The line of credit can be expanded, depending on certain conditions, up to a total facility of $2.0 billion less the outstanding balance of the $125.0 million unsecured term loan, as discussed below. All obligations under the line of credit are unconditionally guaranteed by the Company and certain of its direct and indirect subsidiaries and are secured, subject to certain exceptions, by pledges of direct and indirect ownership interests in certain of the subsidiary guarantors. At December 31, 2011, total borrowings under the line of credit were $290.0 million with an average effective interest rate of 2.96%.

On December 8, 2011, the Company obtained a seven-year, $125.0 million unsecured term loan under the Company's line of credit that bears interest at LIBOR plus a spread of 1.95 to 3.20% depending on the Company's overall leverage and matures on December 8, 2018. Based on the Company's current leverage levels, the borrowing rate is LIBOR plus 2.20%. As of December 31, 2011, the total interest rate was 2.42%. The proceeds were used to pay down the Company's line of credit.

Cash dividends and distributions for the year ended December 31, 2011 were $296.9 million. A total of $237.3 million was funded by cash flows provided by operations. The remaining $59.6 million was funded through distributions received from unconsolidated joint ventures which are included in the cash flows from investing activities section of the Company's Consolidated Statement of Cash Flows.

At December 31, 2011, the Company was in compliance with all applicable loan covenants under its agreements.

At December 31, 2011, the Company had cash and cash equivalents available of $67.2 million.

Off-Balance Sheet Arrangements:

The Company accounts for its investments in joint ventures that it does not have a controlling interest or is not the primary beneficiary using the equity method of accounting and those investments are reflected on the Consolidated Balance Sheets of the Company as "Investments in Unconsolidated Joint Ventures."

In addition, certain joint ventures have secured debt that could become recourse debt to the Company or its subsidiaries, in excess of the Company's pro rata share, should the joint ventures be unable to discharge the obligations of the related debt. At December 31, 2011, the balance of the debt that could be recourse to the Company was $380.3 million offset in part by indemnity agreements from joint venture partners for $182.6 million. The maturities of the recourse debt, net of indemnification, are $169.8 million in 2013, $16.8 million in 2015 and $11.1 million in 2016.

Additionally, as of December 31, 2011, the Company is contingently liable for $19.6 million in letters of credit guaranteeing performance by the Company of certain obligations relating to the Centers. The Company does not believe that these letters of credit will result in a liability to the Company.

Contractual Obligations:

The following is a schedule of contractual obligations as of December 31, 2011 for the consolidated Centers over the periods in which they are expected to be paid (in thousands):

	Payment Due by Period				
Contractual Obligations	**Total**	**Less than 1 year**	**1 - 3 years**	**3 - 5 years**	**More than five years**
Long-term debt obligations (includes expected interest payments)	$4,400,388	$1,357,487	$1,171,017	$1,275,125	$ 596,759
Operating lease obligations(1)	846,723	14,641	28,358	24,916	778,808
Purchase obligations(1)	2,131	2,131	—	—	—
Other long-term liabilities	279,052	235,092	4,300	3,908	35,752
	$5,528,294	$1,609,351	$1,203,675	$1,303,949	$1,411,319

(1) See Note 19—Commitments and Contingencies in the Company's Notes to the Consolidated Financial Statements.

Funds From Operations ("FFO") and Adjusted Funds From Operations ("AFFO")

The Company uses FFO in addition to net income to report its operating and financial results and considers FFO and FFO-diluted as supplemental measures for the real estate industry and a supplement to Generally Accepted Accounting Principles ("GAAP") measures. The National Association of Real Estate Investment Trusts ("NAREIT") defines FFO as net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from extraordinary items and sales of depreciated operating properties, plus real estate related depreciation and amortization, impairment write-downs of real estate and write-downs of investments in an affiliate where the write-downs have been driven by a decrease in the value of real estate held by the affiliate and after adjustments for unconsolidated joint ventures. Adjustments for unconsolidated joint ventures are calculated to reflect FFO on the same basis. The Company also adjusts FFO for the noncontrolling interest due to redemption value on the Rochester Properties (See Item 6—Selected Financial Data).

AFFO excludes the negative FFO impact of Shoppingtown Mall and Valley View Center for the year ended December 31, 2011. In December 2011, the Company conveyed Shoppingtown Mall to the lender by a deed-in-lieu of foreclosure and Valley View Center is in receivership.

FFO and FFO on a diluted basis are useful to investors in comparing operating and financial results between periods. This is especially true since FFO excludes real estate depreciation and amortization, as the Company believes real estate values fluctuate based on market conditions rather than depreciating in value ratably on a straight-line basis over time. In addition, consistent with the key objective of FFO as a measure of operating performance, the adjustment of FFO for the noncontrolling interest in redemption value provides a more meaningful measure of the Company's operating performance between periods without reference to the non-cash charge related to the adjustment in noncontrolling interest due to redemption value. The Company believes that such a presentation also provides investors with a more meaningful measure of its operating results in comparison to the operating results of other REITs. The Company believes that AFFO and AFFO on a diluted basis provide useful supplemental information regarding the Company's performance as they show a more meaningful and consistent comparison of the Company's operating performance and allow investors to more easily compare the Company's results without taking into account the unrelated non-cash charges on properties controlled by either a receiver or loan servicer, which are non-routine items. FFO and AFFO on a diluted basis are measures investors find most useful in measuring the dilutive impact of outstanding convertible securities.

FFO and AFFO do not represent cash flow from operations as defined by GAAP, should not be considered as an alternative to net income as defined by GAAP, and are not indicative of cash available to fund all cash flow needs. The Company also cautions that FFO and AFFO, as presented, may not be comparable to similarly titled measures reported by other real estate investment trusts.

NAREIT recently clarified that under its definition of FFO, impairment write-downs of real estate should be added back to net income. Beginning with the year ended December 31, 2011, the Company has revised its definition of FFO to add back impairment write-downs of real estate to its net income. Accordingly, the Company removed the adjustment for impairment write-downs of $35.9 million and $27.5 million, as previously reported during the years ended December 31, 2009 and 2008, respectively. There was no impairment write-downs of real estate during the years ended December 31, 2010 and 2007. The reconciliation of FFO and AFFO and FFO and AFFO-diluted to net income available to common stockholders is provided below.

Management compensates for the limitations of FFO and AFFO by providing investors with financial statements prepared according to GAAP, along with this detailed discussion of FFO and AFFO and a reconciliation of FFO and AFFO and FFO and AFFO-diluted to net income available to common stockholders. Management believes that to further understand the Company's performance, FFO and AFFO should be compared with the Company's reported net income and considered in addition to cash flows in accordance with GAAP, as presented in the Company's Consolidated Financial Statements.

The following reconciles net income available to common stockholders to FFO and FFO-diluted for the years ended December 31, 2011, 2010, 2009, 2008 and 2007 and FFO and FFO—diluted to AFFO and AFFO—diluted for the same periods (dollars and shares in thousands):

	2011	2010	2009	2008	2007
Net income—available to common stockholders	$ 156,866	$ 25,190	$ 120,742	$161,925	$ 64,131
Adjustments to reconcile net income to FFO—basic:					
Noncontrolling interest in the Operating Partnership	13,529	2,497	17,517	27,230	11,238
Loss (gain) on remeasurement, sale or write-down of consolidated assets	76,338	(474)	(121,766)	(68,714)	(9,771)
Adjustment for redemption value of redeemable noncontrolling interests	—	—	—	—	2,046
Add: gain on undepreciated assets—consolidated assets	2,277	—	4,762	798	8,047
Add: noncontrolling interest share of (gain) loss on sale of consolidated joint ventures	(1,441)	2	310	185	760
(Gain) loss on remeasurement, sale of assets from unconsolidated joint ventures(1)	(200,828)	(823)	7,642	(3,432)	(400)
Add: gain (loss) on sale of undepreciated assets—from unconsolidated joint ventures(1)	51	613	(152)	3,039	2,793
Add noncontrolling interest on sale of undepreciated assets—consolidated joint ventures	—	—	—	487	—
Depreciation and amortization on consolidated assets	269,286	246,812	266,164	279,339	231,860
Less: depreciation and amortization attributable to noncontrolling interest on consolidated joint ventures	(18,022)	(17,979)	(7,871)	(3,395)	(4,769)
Depreciation and amortization on unconsolidated joint ventures(1)	115,431	109,906	106,435	96,441	88,807
Less: depreciation on personal property	(13,928)	(14,436)	(13,740)	(9,952)	(8,244)
FFO—basic	399,559	351,308	380,043	483,951	386,498
Additional adjustments to arrive at FFO—diluted:					
Impact of convertible preferred stock	—	—	—	4,124	10,058
Impact of non-participating convertible preferred units	—	—	—	979	—
FFO—diluted	399,559	351,308	380,043	489,054	396,556
Add: Shoppingtown Mall negative FFO	3,491	—	—	—	—
Add: Valley View Center negative FFO	8,786	—	—	—	—
AFFO and AFFO—diluted	$ 411,836	$351,308	$ 380,043	$489,054	$396,556
Weighted average number of FFO shares outstanding for:					
FFO—basic(2)	142,986	132,283	93,010	86,794	84,467
Adjustments for the impact of dilutive securities in computing FFO—diluted:					
Convertible preferred stock	—	—	—	1,447	3,512
Non-participating convertible preferred units	—	—	—	205	—
Share and unit-based compensation plans	—	—	—	—	293
FFO—diluted(3)	142,986	132,283	93,010	88,446	88,272

(1) Unconsolidated assets are presented at the Company's pro rata share.

(2) Calculated based upon basic net income as adjusted to reach basic FFO. As of December 31, 2011, 2010, 2009, 2008 and 2007, there were 11.0 million, 11.6 million, 12.0 million, 11.6 million and 12.5 million OP Units outstanding, respectively.

(3) The computation of FFO and AFFO—diluted shares outstanding includes the effect of share and unit-based compensation plans and the Senior Notes using the treasury stock method. It also assumes the conversion of MACWH, LP common and preferred units to the extent that they are dilutive to the FFO and AFFO-diluted computation. On February 25, 1998, the Company sold $100 million of its Series A Preferred Stock. The holder of the Series A Preferred Stock converted 0.6 million, 0.7 million, 1.3 million and 1.0 million shares to common shares on October 18, 2007, May 6, 2008, May 8, 2008 and September 17, 2008, respectively. The preferred stock was convertible on a one-for-one basis for common stock and was fully converted as of December 31, 2008. The then outstanding preferred shares were assumed converted for purposes of 2008 and 2007 FFO—diluted as they were dilutive to that calculation.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's primary market risk exposure is interest rate risk. The Company has managed and will continue to manage interest rate risk by (1) maintaining a ratio of fixed rate, long-term debt to total debt such that floating rate exposure is kept at an acceptable level, (2) reducing interest rate exposure on certain long-term floating rate debt through the use of interest rate caps and/or swaps with appropriately matching maturities, (3) using treasury rate locks where appropriate to fix rates on anticipated debt transactions, and (4) taking advantage of favorable market conditions for long-term debt and/or equity.

The following table sets forth information as of December 31, 2011 concerning the Company's long term debt obligations, including principal cash flows by scheduled maturity, weighted average interest rates and estimated fair value ("FV") (dollars in thousands):

	For the years ended December 31,							
	2012	2013	2014	2015	2016	Thereafter	Total	FV
CONSOLIDATED CENTERS:								
Long term debt:								
Fixed rate	$881,517	$ 247,170	$ 18,705	$471,961	$471,024	$552,633	$2,643,010	$2,769,914
Average interest rate	5.53%	5.48%	5.32%	6.14%	5.74%	4.83%	5.53%	
Floating rate	—	785,394	88,413	171,305	392,952	125,000	1,563,064	1,585,782
Average interest rate	—	2.62%	6.15%	4.32%	3.00%	2.42%	3.09%	
Total debt—Consolidated Centers	$881,517	$1,032,564	$107,118	$643,266	$863,976	$677,633	$4,206,074	$4,355,696
UNCONSOLIDATED JOINT VENTURE CENTERS:								
Long term debt (at Company's pro rata share):								
Fixed rate	$229,909	$ 530,855	$216,260	$265,452	$263,921	$282,031	$1,788,428	$1,904,545
Average interest rate	6.91%	6.13%	5.64%	5.61%	6.72%	4.44%	5.92%	
Floating rate	193	68,977	—	13,310	78,749	—	161,229	165,515
Average interest rate	3.11%	4.89%		3.25%	3.09%		3.88%	
Total debt—Unconsolidated Joint Venture Centers	$230,102	$ 599,832	$216,260	$278,762	$342,670	$282,031	$1,949,657	$2,070,060

The Consolidated Centers' total fixed rate debt at December 31, 2011 and 2010 was $2.6 billion and $3.1 billion, respectively. The average interest rate on such fixed rate debt at December 31, 2011 and 2010 was 5.53% and 5.98%, respectively. The Consolidated Centers' total floating rate debt at December 31, 2011 and 2010 was $1.6 billion and $766.9 million, respectively. The average interest rate on floating rate debt at December 31, 2011 and 2010 was 3.09% and 3.85%, respectively.

The Company's pro rata share of the Joint Venture Centers' fixed rate debt at December 31, 2011 and 2010 was $1.8 billion and $2.0 billion, respectively. The average interest rate on such fixed rate debt at December 31, 2011 and 2010 was 5.92% and 6.11%, respectively. The Company's pro rata share of the Joint Venture Centers' floating rate debt at December 31, 2011 and 2010 was $161.2 million and

$241.7 million, respectively. The average interest rate on such floating rate debt at December 31, 2011 and 2010 was 3.88% and 2.24%, respectively.

The Company uses derivative financial instruments in the normal course of business to manage or hedge interest rate risk and records all derivatives on the balance sheet at fair value (See Note 5—Derivative Instruments and Hedging Activities in the Company's Notes to the Consolidated Financial Statements).

The following derivative at December 31, 2011 was outstanding (amounts in thousands):

Property/Entity	Notional Amount	Product	Rate	Maturity	Company's Ownership	Fair Value
Westside Pavilion	175,000	Cap	5.50%	6/5/2012	100%	—

Interest rate cap agreements ("Cap") offer protection against floating rates on the notional amount from exceeding the rates noted in the above schedule, and interest rate swap agreements ("Swap") effectively replace a floating rate on the notional amount with a fixed rate as noted above.

In addition, the Company has assessed the market risk for its floating rate debt and believes that a 1% increase in interest rates would decrease future earnings and cash flows by approximately $17.2 million per year based on $1.7 billion of floating rate debt outstanding at December 31, 2011.

The fair value of the Company's long-term debt is estimated based on a present value model utilizing interest rates that reflect the risks associated with long-term debt of similar risk and duration. In addition, the method of computing fair value for mortgage notes payable included a credit value adjustment based on the estimated value of the property that serves as collateral for the underlying debt (See Note 10—Mortgage Notes Payable and Note 11—Bank and Other Notes Payable in the Company's Notes to the Consolidated Financial Statements).

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Refer to the Index to Financial Statements and Financial Statement Schedules for the required information appearing in Item 15.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Conclusion Regarding Effectiveness of Disclosure Controls and Procedures

As required by Rule 13a-15(b) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), management carried out an evaluation, under the supervision and with the participation of the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K. Based on their evaluation as of December 31, 2011, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) were effective to ensure that the information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is (a) recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms and (b) accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2011. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework. The Company's management concluded that, as of December 31, 2011, its internal control over financial reporting was effective based on this assessment.

KPMG LLP, the independent registered public accounting firm that audited the Company's 2011 and 2010 consolidated financial statements included in this Annual Report on Form 10-K, has issued an report on the Company's internal control over financial reporting which follows below.

Changes in Internal Control over Financial Reporting

There were no changes in the Company's internal control over financial reporting during the quarter ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
The Macerich Company:

We have audited The Macerich Company's (the "Company") internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, The Macerich Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission".

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2011 and 2010, and the related consolidated statements of operations, equity and redeemable noncontrolling interests and cash flows for each of the years in the two-year period ended December 31, 2011, and the related 2011 and 2010 information in the financial statement schedule III—Real Estate and Accumulated Depreciation, and our report dated February 24, 2012 expressed an unqualified opinion on those consolidated financial statements and the related 2011 and 2010 information in the financial statement schedule.

/s/ KPMG LLP

Los Angeles, California
February 24, 2012

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

There is hereby incorporated by reference the information which appears under the captions "Information Regarding our Director Nominees," "Executive Officers," "Section 16(a) Beneficial Ownership Reporting Compliance," "Audit Committee Matters" and "The Board of Directors and its Committees—Codes of Ethics" in the Company's definitive proxy statement for its 2012 Annual Meeting of Stockholders that is responsive to the information required by this Item.

During 2011, there were no material changes to the procedures described in the Company's proxy statement relating to the 2011 Annual Meeting of Stockholders by which stockholders may recommend nominees to the Company.

ITEM 11. EXECUTIVE COMPENSATION

There is hereby incorporated by reference the information which appears under the caption "Election of Directors" in the Company's definitive proxy statement for its 2012 Annual Meeting of Stockholders that is responsive to the information required by this Item. Notwithstanding the foregoing, the Compensation Committee Report set forth therein shall not be incorporated by reference herein, in any of the Company's prior or future filings under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent the Company specifically incorporates such report by reference therein and shall not be otherwise deemed filed under either of such Acts.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

There is hereby incorporated by reference the information which appears under the captions "Principal Stockholders," "Information Regarding Nominees and Directors," "Executive Officers" and "Equity Compensation Plan Information" in the Company's definitive proxy statement for its 2012 Annual Meeting of Stockholders that is responsive to the information required by this Item.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

There is hereby incorporated by reference the information which appears under the captions "Certain Transactions" and "The Board of Directors and its Committees" in the Company's definitive proxy statement for its 2012 Annual Meeting of Stockholders that is responsive to the information required by this Item.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

There is hereby incorporated by reference the information which appears under the captions "Principal Accountant Fees and Services" and "Audit Committee Pre-Approval Policy" in the Company's definitive proxy statement for its 2012 Annual Meeting of Stockholders that is responsive to the information required by this Item.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
The Macerich Company:

We have audited the accompanying consolidated balance sheets of The Macerich Company and subsidiaries (the "Company") as of December 31, 2011 and 2010, and the related consolidated statements of operations, equity and redeemable noncontrolling interests and cash flows for each of the years in the two-year period ended December 31, 2011. In connection with our audits of the consolidated financial statements, we have also audited the related 2011 and 2010 information in the Company's financial statement schedule III—Real Estate and Accumulated Depreciation listed in the Index at Item 15. These consolidated financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Macerich Company and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related 2011 and 2010 information in the financial statement schedule III—Real Estate and Accumulated Depreciation, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 24, 2012, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Los Angeles, California
February 24, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
The Macerich Company
Santa Monica, California

We have audited the accompanying consolidated statements of operations, equity and redeemable noncontrolling interests, and cash flows of The Macerich Company ("the Company") for the year ended December 31, 2009. Our audit also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the results of operations of The Macerich Company and subsidiaries and their cash flows for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 17 to the financial statements, the accompanying 2009 consolidated financial statements have been retrospectively adjusted for discontinued operations.

/s/ DELOITTE & TOUCHE LLP

Deloitte & Touche LLP
Los Angeles, California
February 26, 2010 (February 24, 2012 as to Notes 3 and 17)

THE MACERICH COMPANY

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except par value)

	December 31,	
	2011	2010
ASSETS:		
Property, net	$6,079,043	$5,674,127
Cash and cash equivalents	67,248	445,645
Restricted cash	68,628	71,434
Marketable securities	24,833	25,935
Tenant and other receivables, net	109,092	95,083
Deferred charges and other assets, net	483,763	316,969
Loans to unconsolidated joint ventures	3,995	3,095
Due from affiliates	3,387	6,599
Investments in unconsolidated joint ventures	1,098,560	1,006,123
Total assets	$7,938,549	$7,645,010
LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY:		
Mortgage notes payable:		
Related parties	$ 279,430	$ 302,344
Others	3,049,008	2,957,131
Total	3,328,438	3,259,475
Bank and other notes payable	877,636	632,595
Accounts payable and accrued expenses	72,870	70,585
Other accrued liabilities	299,098	257,678
Distributions in excess of investments in unconsolidated joint ventures	70,685	65,045
Co-venture obligation	125,171	160,270
Total liabilities	4,773,898	4,445,648
Redeemable noncontrolling interests	—	11,366
Commitments and contingencies		
Equity:		
Stockholders' equity:		
Common stock, $0.01 par value, 250,000,000 shares authorized, 132,153,444 and 130,452,032 shares issued and outstanding at December 31, 2011 and 2010, respectively	1,321	1,304
Additional paid-in capital	3,490,647	3,456,569
Accumulated deficit	(678,631)	(564,357)
Accumulated other comprehensive loss	—	(3,237)
Total stockholders' equity	2,813,337	2,890,279
Noncontrolling interests	351,314	297,717
Total equity	3,164,651	3,187,996
Total liabilities, redeemable noncontrolling interests and equity	$7,938,549	$7,645,010

The accompanying notes are an integral part of these consolidated financial statements.

THE MACERICH COMPANY

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands, except per share amounts)

	For The Years Ended December 31,		
	2011	2010	2009
Revenues:			
Minimum rents	$ 446,308	$ 413,702	$ 466,460
Percentage rents	20,172	17,881	16,109
Tenant recoveries	250,226	238,415	240,134
Management Companies	40,404	42,895	40,757
Other	34,140	30,500	29,588
Total revenues	791,250	743,393	793,048
Expenses:			
Shopping center and operating expenses	255,817	237,182	248,827
Management Companies' operating expenses	86,587	90,414	79,305
REIT general and administrative expenses	21,113	20,703	25,933
Depreciation and amortization	265,331	240,081	255,231
	628,848	588,380	609,296
Interest expense:			
Related parties	16,743	14,254	19,413
Other	178,542	195,909	244,862
	195,285	210,163	264,275
Loss (gain) on early extinguishment of debt, net	10,588	(3,661)	(29,161)
Total expenses	834,721	794,882	844,410
Equity in income of unconsolidated joint ventures	294,677	79,529	68,160
Co-venture expense	(5,806)	(6,193)	(2,262)
Income tax benefit	6,110	9,202	4,761
(Loss) gain on remeasurement, sale or write down of assets, net	(42,279)	497	161,937
Income from continuing operations	209,231	31,546	181,234
Discontinued operations:			
Loss on disposition of assets, net	(37,988)	(23)	(40,171)
Loss from discontinued operations	(2,168)	(3,103)	(1,813)
Loss from discontinued operations	(40,156)	(3,126)	(41,984)
Net income	169,075	28,420	139,250
Less net income attributable to noncontrolling interests	12,209	3,230	18,508
Net income attributable to the Company	$ 156,866	$ 25,190	$ 120,742
Earnings per common share attributable to Company—basic:			
Income from continuing operations	$ 1.46	$ 0.21	$ 1.90
Discontinued operations	(0.28)	(0.02)	(0.45)
Net income available to common stockholders	$ 1.18	$ 0.19	$ 1.45
Earnings per common share attributable to Company—diluted:			
Income from continuing operations	$ 1.46	$ 0.21	$ 1.90
Discontinued operations	(0.28)	(0.02)	(0.45)
Net income available to common stockholders	$ 1.18	$ 0.19	$ 1.45
Weighted average number of common shares outstanding:			
Basic	131,628,000	120,346,000	81,226,000
Diluted	131,628,000	120,346,000	81,226,000

The accompanying notes are an integral part of these consolidated financial statements.

THE MACERICH COMPANY

CONSOLIDATED STATEMENTS OF EQUITY AND REDEEMABLE NONCONTROLLING INTERESTS

(Dollars in thousands, except per share data)

	Stockholders' Equity								
	Common Stock								
	Shares	Par Value	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity	Noncontrolling Interests	Total Equity	Redeemable Noncontrolling Interests
Balance January 1, 2009	76,883,634	$769	$1,721,256	$(274,834)	$(53,425)	$1,393,766	$248,118	$1,641,884	$23,327
Comprehensive income:									
Net income	—	—	—	120,742	—	120,742	17,924	138,666	584
Interest rate swap/cap agreements	—	—	—	—	28,028	28,028	—	28,028	—
Total comprehensive income	—	—	—	120,742	28,028	148,770	17,924	166,694	584
Amortization of share and unit-based plans	213,288	2	17,961	—	—	17,963	—	17,963	—
Exercise of stock options	5,325	—	104	—	—	104	—	104	—
Employee stock purchases	38,174	—	611	—	—	611	—	611	—
Distributions paid ($2.60) per share	—	—	—	(191,838)	—	(191,838)	—	(191,838)	—
Distributions to noncontrolling interests	—	—	—	—	—	—	(30,291)	(30,291)	(584)
Stock dividend	5,712,928	58	121,215	—	—	121,273	—	121,273	—
Issuance of stock warrants	—	—	14,503	—	—	14,503	—	14,503	—
Stock offering	13,800,000	138	383,312	—	—	383,450	—	383,450	—
Contributions from noncontrolling interests	—	—	—	—	—	—	12,153	12,153	—
Conversion of noncontrolling interests to common shares	14,340	—	455	—	—	455	(455)	—	—
Redemption of noncontrolling interests	—	—	47	—	—	47	(444)	(397)	(2,736)
Other	—	—	(7,643)	—	—	(7,643)	—	(7,643)	—
Adjustment of noncontrolling interest in Operating Partnership	—	—	(23,890)	—	—	(23,890)	23,890	—	—
Balance December 31, 2009	96,667,689	$967	$2,227,931	$(345,930)	$(25,397)	$1,857,571	$270,895	$2,128,466	$20,591

The accompanying notes are an integral part of these consolidated financial statements.

THE MACERICH COMPANY

CONSOLIDATED STATEMENTS OF EQUITY AND REDEEMABLE NONCONTROLLING INTERESTS (Continued)

(Dollars in thousands, except per share data)

	Stockholders' Equity								
	Common Stock								
	Shares	Par Value	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity	Noncontrolling Interests	Total Equity	Redeemable Noncontrolling Interests
Balance December 31, 2009	96,667,689	$ 967	$2,227,931	$(345,930)	$(25,397)	$1,857,571	$270,895	$2,128,466	$20,591
Comprehensive income:									
Net income	—	—	—	25,190	—	25,190	2,811	28,001	419
Interest rate swap/cap agreements	—	—	—	—	22,160	22,160	—	22,160	—
Total comprehensive income	—	—	—	25,190	22,160	47,350	2,811	50,161	419
Amortization of share and unit-based plans	628,009	6	27,539	—	—	27,545	—	27,545	—
Exercise of stock options	5,400	—	99	—	—	99	—	99	—
Exercise of stock warrants	—	—	(17,639)	—	—	(17,639)	—	(17,639)	—
Employee stock purchases	28,450	—	803	—	—	803	—	803	—
Distributions paid ($2.10) per share	—	—	—	(243,617)	—	(243,617)	—	(243,617)	—
Distributions to noncontrolling interests	—	—	—	—	—	—	(26,908)	(26,908)	(419)
Stock dividend	1,449,542	14	43,072	—	—	43,086	—	43,086	—
Stock offering	31,000,000	310	1,220,519	—	—	1,220,829	—	1,220,829	—
Contributions from noncontrolling interests	—	—	—	—	—	—	5,159	5,159	—
Other	—	—	205	—	—	205	—	205	—
Conversion of noncontrolling interests to common shares	672,942	7	8,752	—	—	8,759	(8,759)	—	—
Redemption of noncontrolling interests	—	—	—	—	—	—	(193)	(193)	(9,225)
Adjustment of noncontrolling interest in Operating Partnership	—	—	(54,712)	—	—	(54,712)	54,712	—	—
Balance December 31, 2010	130,452,032	$1,304	$3,456,569	$(564,357)	$ (3,237)	$2,890,279	$297,717	$3,187,996	$11,366

The accompanying notes are an integral part of these consolidated financial statements.

THE MACERICH COMPANY

CONSOLIDATED STATEMENTS OF EQUITY AND REDEEMABLE NONCONTROLLING INTERESTS (Continued)

(Dollars in thousands, except per share data)

	Stockholders' Equity								
	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders' Equity	Noncontrolling Interests	Total Equity	Redeemable Noncontrolling Interests
	Shares	Par Value							
Balance December 31, 2010	130,452,032	$1,304	$3,456,569	$(564,357)	$(3,237)	$2,890,279	$297,717	$3,187,996	$ 11,366
Comprehensive income:									
Net income	—	—	—	156,866	—	156,866	12,044	168,910	165
Interest rate swap/cap agreements	—	—	—	—	3,237	3,237	—	3,237	—
Total comprehensive income	—	—	—	156,866	3,237	160,103	12,044	172,147	165
Amortization of share and unit-based plans	597,415	6	18,513	—	—	18,519	—	18,519	—
Exercise of stock options	10,800	—	266	—	—	266	—	266	—
Exercise of stock warrants	—	—	(1,278)	—	—	(1,278)	—	(1,278)	—
Employee stock purchases	17,285	—	766	—	—	766	—	766	—
Distributions paid ($2.05) per share	—	—	—	(271,140)	—	(271,140)	—	(271,140)	—
Distributions to noncontrolling interests	—	—	—	—	—	—	(25,643)	(25,643)	(165)
Contributions from noncontrolling interests	—	—	—	—	—	—	78,921	78,921	—
Other	—	—	4,139	—	—	4,139	—	4,139	—
Conversion of noncontrolling interests to common shares	1,075,912	11	21,687	—	—	21,698	(21,698)	—	—
Redemption of noncontrolling interests	—	—	(26)	—	—	(26)	(16)	(42)	(11,366)
Adjustment of noncontrolling interest in Operating Partnership	—	—	(9,989)	—	—	(9,989)	9,989	—	—
Balance December 31, 2011	132,153,444	$1,321	$3,490,647	$(678,631)	$ —	$2,813,337	$351,314	$3,164,651	$ —

The accompanying notes are an integral part of these consolidated financial statements.

THE MACERICH COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	For the Years Ended December 31,		
	2011	2010	2009
Cash flows from operating activities:			
Net income	$ 169,075	$ 28,420	$ 139,250
Adjustments to reconcile net income to net cash provided by operating activities:			
Loss (gain) on early extinguishment of debt, net	1,588	(3,661)	(29,161)
Loss (gain) on remeasurement, sale or write down of assets, net	42,279	(497)	(161,937)
Loss on disposition of assets, net from discontinued operations	37,988	23	40,171
Depreciation and amortization	282,643	260,252	277,472
Amortization of net discount on mortgages, bank and other notes payable	9,060	2,940	670
Amortization of share and unit-based plans	12,288	14,832	8,095
Provision for doubtful accounts	3,212	4,361	9,570
Income tax benefit	(6,110)	(9,202)	(4,761)
Equity in income of unconsolidated joint ventures	(294,677)	(79,529)	(68,160)
Co-venture expense	5,806	6,193	2,262
Distributions of income from unconsolidated joint ventures	12,778	20,634	12,252
Changes in assets and liabilities, net of acquisitions and dispositions:			
Tenant and other receivables	(8,049)	9,933	(7,794)
Other assets	(4,421)	(25,529)	5,982
Due from affiliates	3,106	(565)	3,090
Accounts payable and accrued expenses	(11,797)	(8,588)	(67,150)
Other accrued liabilities	(17,484)	(19,582)	(38,961)
Net cash provided by operating activities	237,285	200,435	120,890
Cash flows from investing activities:			
Acquisitions of property, development, redevelopment and property improvements	(247,011)	(185,789)	(197,483)
Redemption of redeemable non-controlling interests	(11,366)	(9,225)	(2,736)
Proceeds from note receivable	—	11,763	—
Maturities of marketable securities	1,362	1,316	1,283
Deferred leasing costs	(33,955)	(30,297)	(27,985)
Distributions from unconsolidated joint ventures	215,651	117,342	169,192
Contributions to unconsolidated joint ventures	(155,351)	(16,688)	(50,404)
Loans to unconsolidated joint ventures, net	(900)	(779)	(1,384)
Proceeds from sale of assets	16,960	—	417,450
Restricted cash	2,524	(29,815)	(5,577)
Net cash (used in) provided by investing activities	(212,086)	(142,172)	302,356

The accompanying notes are an integral part of these consolidated financial statements.

THE MACERICH COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Dollars in thousands)

	For the Years Ended December 31,		
	2011	2010	2009
Cash flows from financing activities:			
Proceeds from mortgages, bank and other notes payable	757,000	927,514	425,703
Payments on mortgages, bank and other notes payable	(627,369)	(1,568,161)	(1,229,081)
Repurchase of convertible senior notes	(180,314)	(18,191)	(55,029)
Deferred financing costs	(18,976)	(10,856)	(6,506)
Proceeds from share and unit-based plans	1,032	902	715
Net proceeds from common stock offering	—	1,220,829	383,450
Net proceeds from issuance of stock warrants to purchase common stock	—	—	14,503
Exercise of stock warrants	(1,278)	(17,639)	—
Redemption of noncontrolling interests	(42)	(341)	(397)
Contributions from noncontrolling interests	4,204	—	—
Contribution from co-venture partner	—	—	168,154
Dividends and distributions	(296,948)	(225,958)	(95,665)
Distributions to co-venture partner	(40,905)	(13,972)	(2,367)
Net cash (used in) provided by financing activities	(403,596)	294,127	(396,520)
Net (decrease) increase in cash and cash equivalents	(378,397)	352,390	26,726
Cash and cash equivalents, beginning of year	445,645	93,255	66,529
Cash and cash equivalents, end of year	$ 67,248	$ 445,645	$ 93,255
Supplemental cash flow information:			
Cash payments for interest, net of amounts capitalized	$ 175,902	$ 211,830	$ 258,151
Non-cash investing and financing activities:			
Accrued development costs included in accounts payable and accrued expenses and other accrued liabilities	$ 13,291	$ 45,224	$ 30,799
Property distributed from unconsolidated joint venture	$ 445,004	$ —	$ —
Assumption of mortgage notes payable and other liabilities from unconsolidated joint venture	$ 240,537	$ —	$ —
Contribution of development rights from noncontrolling interests	$ 74,717	$ —	$ —
Acquisition of properties by assumption of mortgage notes payable and other accrued liabilities	$ 192,566	$ —	$ —
Disposition of property in exchange for investments in unconsolidated joint ventures	$ 56,952	$ —	$ —
Mortgage note payable discharged by deed-in-lieu of foreclosure	$ 38,968		
Conversion of Operating Partnership Units to common stock	$ 21,698	$ 8,759	$ 455
Stock dividends	$ —	$ 43,086	$ 121,116
Retirement of tax indemnity escrow held for nonparticipating unitholders	$ —	$ —	$ 22,904

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization:

The Macerich Company (the "Company") is involved in the acquisition, ownership, development, redevelopment, management and leasing of regional and community shopping centers (the "Centers") located throughout the United States.

The Company commenced operations effective with the completion of its initial public offering on March 16, 1994. As of December 31, 2011, the Company was the sole general partner of and held a 92% ownership interest in The Macerich Partnership, L.P. (the "Operating Partnership"). The interests in the Operating Partnership are known as OP Units. OP Units not held by the Company are redeemable, at the election of the holder, on a one-for-one basis for the Company's stock or cash at the Company's option. The 8% limited partnership interest of the Operating Partnership not owned by the Company is reflected in these consolidated financial statements as noncontrolling interests in permanent equity. The Company was organized to qualify as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended.

The property management, leasing and redevelopment of the Company's portfolio is provided by the Company's management companies, Macerich Property Management Company, LLC, a single member Delaware limited liability company, Macerich Management Company, a California corporation, Macerich Arizona Partners LLC, a single member Arizona limited liability company, Macerich Arizona Management LLC, a single member Delaware limited liability company, Macerich Partners of Colorado, LLC, a Colorado limited liability company, MACW Mall Management, Inc., a New York corporation, and MACW Property Management, LLC, a single member New York limited liability company. All seven of the management companies are collectively referred to herein as the "Management Companies."

2. Summary of Significant Accounting Policies:

Basis of Presentation:

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in the United States of America. The accompanying consolidated financial statements include the accounts of the Company and the Operating Partnership. Investments in entities in which the Company retains a controlling financial interest or entities that meet the definition of a variable interest entity in which the Company has, as a result of ownership, contractual or other financial interests, both the power to direct activities that most significantly impact the economic performance of the variable interest entity and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the variable interest entity are consolidated; otherwise they are accounted for under the equity method of accounting and are reflected as "Investments in unconsolidated joint ventures." All intercompany accounts and transactions have been eliminated in the consolidated financial statements.

Cash and Cash Equivalents and Restricted Cash:

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents, for which cost approximates fair value. Restricted cash includes impounds of property taxes and other capital reserves required under the loan agreements.

(Dollars in thousands, except per share amounts)

2. Summary of Significant Accounting Policies: (Continued)

Revenues:

Minimum rental revenues are recognized on a straight-line basis over the term of the related lease. The difference between the amount of rent due in a year and the amount recorded as rental income is referred to as the "straight-line rent adjustment." Rental revenue was increased by $5,116, $4,854 and $5,069 due to the straight-line rent adjustment during the years ended December 31, 2011, 2010 and 2009, respectively. Percentage rents are recognized and accrued when tenants' specified sales targets have been met.

Estimated recoveries from certain tenants for their pro rata share of real estate taxes, insurance and other shopping center operating expenses are recognized as revenues in the period the applicable expenses are incurred. Other tenants pay a fixed rate and these tenant recoveries are recognized as revenues on a straight-line basis over the term of the related leases.

The Management Companies provide property management, leasing, corporate, development, redevelopment and acquisition services to affiliated and non-affiliated shopping centers. In consideration for these services, the Management Companies receive monthly management fees generally ranging from 1.5% to 5% of the gross monthly rental revenue of the properties managed.

Property:

Costs related to the development, redevelopment, construction and improvement of properties are capitalized. Interest incurred on development, redevelopment and construction projects is capitalized until construction is substantially complete.

Maintenance and repair expenses are charged to operations as incurred. Costs for major replacements and betterments, which includes HVAC equipment, roofs, parking lots, etc., are capitalized and depreciated over their estimated useful lives. Gains and losses are recognized upon disposal or retirement of the related assets and are reflected in earnings.

Property is recorded at cost and is depreciated using a straight-line method over the estimated useful lives of the assets as follows:

Buildings and improvements	5 - 40 years
Tenant improvements	5 - 7 years
Equipment and furnishings	5 - 7 years

Investment in Unconsolidated Joint Ventures:

The Company accounts for its investments in joint ventures using the equity method of accounting unless the Company retains a controlling financial interest in the joint venture or the joint venture meets the definition of a variable interest entity in which the Company is the primary beneficiary through both its power to direct activities that most significantly impact the economic performance of the variable interest entity and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the variable interest entity. Although the Company has a greater than 50% interest in Camelback Colonnade Associates LP, Corte Madera Village, LLC, East Mesa Mall, L.L.C., New River Associates, Pacific Premier Retail LP, Queens Mall Limited Partnership and Queens Mall

2. Summary of Significant Accounting Policies: (Continued)

Expansion Limited Partnership, the Company does not have a controlling financial interest in these joint ventures as it shares management control with the partners in these joint ventures and, therefore, accounts for its investments in these joint ventures using the equity method of accounting.

The Company had identified Shoppingtown Mall, L.P. ("Shoppingtown Mall") and Camelback Shopping Center Limited Partnership as variable interest entities that met the criteria for consolidation. On September 14, 2011, the Company redeemed the outside ownership interests in Shoppingtown Mall for a cash payment of $11,366 (See Note 13—Noncontrolling Interests). As a result of the redemption, the property became wholly-owned by the Company. The net assets and results of operations of Camelback Shopping Center Limited Partnership included in the accompanying consolidated financial statements were insignificant to the net assets and results of operations of the Company.

Acquisitions:

The Company first determines the value of the land and buildings utilizing an "as if vacant" methodology. The Company then assigns a fair value to any debt assumed at acquisition. The Company then allocates the purchase price based on the fair value of the land, building, tenant improvements and identifiable intangible assets received and liabilities assumed. Tenant improvements represent the tangible assets associated with the existing leases valued on a fair value basis at the acquisition date prorated over the remaining lease terms. The tenant improvements are classified as an asset under property and are depreciated over the remaining lease terms. Identifiable intangible assets and liabilities relate to the value of in-place operating leases which come in three forms: (i) leasing commissions and legal costs, which represent the value associated with "cost avoidance" of acquiring in-place leases, such as lease commissions paid under terms generally experienced in the Company's markets; (ii) value of in-place leases, which represents the estimated loss of revenue and of costs incurred for the period required to lease the "assumed vacant" property to the occupancy level when purchased; and (iii) above or below market value of in-place leases, which represents the difference between the contractual rents and market rents at the time of the acquisition, discounted for tenant credit risks. Leasing commissions and legal costs are recorded in deferred charges and other assets and are amortized over the remaining lease terms. The value of in-place leases are recorded in deferred charges and other assets and amortized over the remaining lease terms plus an estimate of renewal of the acquired leases. Above or below market leases are classified in deferred charges and other assets or in other accrued liabilities, depending on whether the contractual terms are above or below market, and the asset or liability is amortized to rental revenue over the remaining terms of the leases.

The allocated values of above and below-market leases are amortized into minimum rents on a straight-line basis over the individual remaining lease terms. The remaining lease terms of below-market leases may include certain below-market fixed-rate renewal periods. In considering whether or not a lessee will execute a below-market fixed-rate lease renewal option, the Company evaluates economic factors and certain qualitative factors at the time of acquisition such as tenant mix in the center, the Company's relationship with the tenant and the availability of competing tenant space.

Marketable Securities:

The Company accounts for its investments in marketable debt securities as held-to-maturity securities as the Company has the intent and the ability to hold these securities until maturity.

2. Summary of Significant Accounting Policies: (Continued)

Accordingly, investments in marketable securities are carried at their amortized cost. The discount on marketable securities is amortized into interest income on a straight-line basis over the term of the notes, which approximates the effective interest method.

Deferred Charges:

Costs relating to obtaining tenant leases are deferred and amortized over the initial term of the agreement using the straight-line method. As these deferred leasing costs represent productive assets incurred in connection with the Company's provision of leasing arrangements at the Centers, the related cash flows are classified as investing activities within the accompanying Consolidated Statements of Cash Flows. Costs relating to financing of shopping center properties are deferred and amortized over the life of the related loan using the straight-line method, which approximates the effective interest method. In-place lease values are amortized over the remaining lease term plus an estimate of renewal periods. Leasing commissions and legal costs are amortized on a straight-line basis over the individual lease terms.

The range of the terms of the agreements is as follows:

Deferred lease costs	1 - 15 years
Deferred financing costs	1 - 15 years
In-place lease values	Remaining lease term plus an estimate for renewal
Leasing commissions and legal costs	5 - 10 years

Accounting for Impairment:

The Company assesses whether an indicator of impairment in the value of its properties exists by considering expected future operating income, trends and prospects, as well as the effects of demand, competition and other economic factors. Such factors include projected rental revenue, operating costs and capital expenditures as well as estimated holding periods and capitalization rates. If an impairment indicator exists, the determination of recoverability is made based upon the estimated undiscounted future net cash flows, excluding interest expense. The amount of impairment loss, if any, is determined by comparing the fair value, as determined by a discounted cash flows analysis, with the carrying value of the related assets. The Company generally holds and operates its properties long-term, which decreases the likelihood of its carrying values not being recoverable. Properties classified as held for sale are measured at the lower of the carrying amount or fair value less cost to sell.

The Company reviews its investments in unconsolidated joint ventures for a series of operating losses and other factors that may indicate that a decrease in the value of its investments has occurred which is other-than-temporary. The investment in each unconsolidated joint venture is evaluated periodically, and as deemed necessary, for recoverability and valuation declines that are other than temporary.

(Dollars in thousands, except per share amounts)

2. Summary of Significant Accounting Policies: (Continued)

Derivative Instruments and Hedging Activities:

The Company recognizes all derivatives in the consolidated financial statements and measures the derivatives at fair value. The Company uses interest rate swap and cap agreements (collectively, "interest rate agreements") in the normal course of business to manage or reduce its exposure to adverse fluctuations in interest rates. The Company designs its hedges to be effective in reducing the risk exposure that they are designated to hedge. Any instrument that meets the cash flow hedging criteria is formally designated as a cash flow hedge at the inception of the derivative contract. On an ongoing quarterly basis, the Company adjusts its balance sheet to reflect the current fair value of its derivatives. To the extent they are effective, changes in fair value are recorded in comprehensive income. Ineffective portions, if any, are included in net income (loss).

Amounts paid (received) as a result of interest rate agreements are recorded as an addition (reduction) to (of) interest expense.

No ineffectiveness was recorded during the years ended December 31, 2011, 2010 or 2009. If any derivative instrument used for risk management does not meet the hedging criteria, it is marked-to-market each period with the change in value included in the consolidated statements of operations. As of December 31, 2011, the Company's single derivative instrument outstanding did not contain a credit risk related contingent feature or collateral arrangement.

Share and Unit-based Compensation Plans:

The cost of share and unit-based compensation awards is measured at the grant date based on the calculated fair value of the awards and is recognized on a straight-line basis over the requisite service period, which is generally the vesting period of the awards. For market-indexed LTIP awards, compensation cost is recognized under the graded attribution method.

Income Taxes:

The Company elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, commencing with its taxable year ended December 31, 1994. To qualify as a REIT, the Company must meet a number of organizational and operational requirements, including a requirement that it distribute at least 90% of its taxable income to its stockholders. It is management's current intention to adhere to these requirements and maintain the Company's REIT status. As a REIT, the Company generally will not be subject to corporate level federal income tax on taxable income it distributes currently to its stockholders. If the Company fails to qualify as a REIT in any taxable year, then it will be subject to federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not be able to qualify as a REIT for four subsequent taxable years. Even if the Company qualifies for taxation as a REIT, the Company may be subject to certain state and local taxes on its income and property and to federal income and excise taxes on its undistributed taxable income, if any.

Each partner is taxed individually on its share of partnership income or loss, and accordingly, no provision for federal and state income tax is provided for the Operating Partnership in the consolidated financial statements. The Company's taxable REIT subsidiaries ("TRSs") are subject to corporate level income taxes, which are provided for in the Company's consolidated financial statements.

2. Summary of Significant Accounting Policies: (Continued)

Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The deferred tax assets and liabilities of the TRSs relate primarily to differences in the book and tax bases of property and to operating loss carryforwards for federal and state income tax purposes. A valuation allowance for deferred tax assets is provided if the Company believes it is more likely than not that all or some portion of the deferred tax assets will not be realized. Realization of deferred tax assets is dependent on the Company generating sufficient taxable income in future periods.

Segment Information:

The Company currently operates in one business segment, the acquisition, ownership, development, redevelopment, management and leasing of regional and community shopping centers. Additionally, the Company operates in one geographic area, the United States.

Fair Value of Financial Instruments:

The fair value hierarchy distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity and the reporting entity's own assumptions about market participant assumptions.

Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, which is typically based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The Company calculates the fair value of financial instruments and includes this additional information in the notes to consolidated financial statements when the fair value is different than the carrying value of those financial instruments. When the fair value reasonably approximates the carrying value, no additional disclosure is made.

The fair values of interest rate agreements are determined using the market standard methodology of discounting the future expected cash receipts that would occur if variable interest rates fell below or rose above the strike rate of the interest rate agreements. The variable interest rates used in the calculation of projected receipts on the interest rate agreements are based on an expectation of future

2. Summary of Significant Accounting Policies: (Continued)

interest rates derived from observable market interest rate curves and volatilities. The Company incorporates credit valuation adjustments to appropriately reflect both its own nonperformance risk and the respective counterparty's nonperformance risk in the fair value measurements. In adjusting the fair value of its derivative contracts for the effect of nonperformance risk, the Company has considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees.

Concentration of Risk:

The Company maintains its cash accounts in a number of commercial banks. Accounts at these banks are guaranteed by the Federal Deposit Insurance Corporation ("FDIC") up to $250. At various times during the year, the Company had deposits in excess of the FDIC insurance limit.

No Center or tenant generated more than 10% of total revenues during 2011, 2010 or 2009.

Management Estimates:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Earnings per Share ("EPS"):

The following table reconciles the numerator and denominator used in the computation of earnings per share for the years ended December 31 (shares in thousands, except per share amounts):

	2011	2010	2009
Numerator			
Income from continuing operations	$209,231	$ 31,546	$181,234
Loss from discontinued operations	(40,156)	(3,126)	(41,984)
Net income attributable to noncontrolling interests	(12,209)	(3,230)	(18,508)
Net income attributable to the Company	156,866	25,190	120,742
Allocation of earnings to participating securities	(1,436)	(2,615)	(3,270)
Numerator for basic and diluted earnings per share—net income available to common stockholders	$155,430	$ 22,575	$117,472
Denominator			
Denominator for basic and diluted earnings per share—weighted average number of common shares outstanding(1)	131,628	120,346	81,226
Earnings per common share—basic:			
Income from continuing operations	$ 1.46	$ 0.21	$ 1.90
Discontinued operations	(0.28)	(0.02)	(0.45)
Net income available to common stockholders	$ 1.18	$ 0.19	$ 1.45
Earnings per common share—diluted:			
Income from continuing operations	$ 1.46	$ 0.21	$ 1.90
Discontinued operations	(0.28)	(0.02)	(0.45)
Net income available to common stockholders	$ 1.18	$ 0.19	$ 1.45

(1) The Senior Notes (See Note 11—Bank and Other Notes Payable) are excluded from diluted EPS for the years ended December 31, 2011, 2010 and 2009 as their effect would be antidilutive.

Diluted EPS excludes 208,640, 208,640 and 205,757 convertible non-participating preferred units for the years ended December 31, 2011, 2010 and 2009, respectively, as their impact was antidilutive.

Diluted EPS excludes 1,203,280, 1,150,172 and 1,226,447 of unexercised stock appreciation rights for the years ended December 31, 2011, 2010 and 2009, respectively, as their effect was antidilutive.

Diluted EPS excludes 94,685, 122,500 and 127,500 of unexercised stock options for the years ended December 31, 2011, 2010 and 2009, respectively, as their effect was antidilutive.

Diluted EPS excludes 933,650, 935,358 and 2,185,358 of unexercised stock warrants for the years ended December 31, 2011, 2010 and 2009, respectively, as their effect was antidilutive.

Diluted EPS excludes 11,356,922 and 11,596,953 and 11,990,731 operating partnership units for the years ended December 31, 2011, 2010 and 2009, respectively, as their effect was antidilutive.

(Dollars in thousands, except per share amounts)

4. Investments in Unconsolidated Joint Ventures:

The following are the Company's investments in various joint ventures or properties jointly owned with third parties. The Company's interest in each joint venture as of December 31, 2011 is as follows:

Joint Venture	Ownership %(1)
Biltmore Shopping Center Partners LLC	50.0%
Camelback Colonnade Associates LP	75.0%
Chandler Gateway Partners, LLC	50.0%
Chandler Village Center, LLC	50.0%
Coolidge Holding LLC	37.5%
Corte Madera Village, LLC	50.1%
East Mesa Mall, L.L.C.—Superstition Springs Center	66.7%
FlatIron Property Holding, L.L.C.—FlatIron Crossing	25.0%
Jaren Associates #4	12.5%
Kierland Commons Investment LLC	50.0%
Kierland Tower Lofts, LLC	15.0%
La Sandia Santa Monica LLC	50.0%
Macerich Northwestern Associates—Broadway Plaza	50.0%
MetroRising AMS Holding LLC	15.0%
New River Associates—Arrowhead Towne Center	66.7%
Norcino Santa Monica LLC	50.0%
North Bridge Chicago LLC	50.0%
NorthPark Land Partners, LP	50.0%
NorthPark Partners, LP	50.0%
One Scottsdale Investors LLC	50.0%
Pacific Premier Retail LP	51.0%
Propcor Associates	25.0%
Propcor II Associates, LLC—Boulevard Shops	50.0%
Primi Santa Monica LLC	50.0%
SanTan Festival, LLC—Chandler Festival	50.0%
SanTan Village Phase 2 LLC	34.9%
SDG Macerich Properties, L.P.	50.0%
Queens Mall Limited Partnership	51.0%
Queens Mall Expansion Limited Partnership	51.0%
Scottsdale Fashion Square Partnership	50.0%
The Market at Estrella Falls LLC	39.7%
Tysons Corner LLC	50.0%
Tysons Corner Property Holdings II LLC	50.0%
Tysons Corner Property LLC	50.0%
WM Inland LP	50.0%
West Acres Development, LLP	19.0%
Westcor/Gilbert, L.L.C.	50.0%
Westcor/Queen Creek LLC	37.8%
Westcor/Surprise Auto Park LLC	33.3%
Wilshire Building—Tenants in Common	30.0%
WMAP, L.L.C.—Atlas Park	50.0%
WM Ridgmar, L.P.	50.0%
Zengo Restaurant Santa Monica LLC	50.0%

(1) The Operating Partnership's ownership interest in this table reflects its legal ownership interest but may not reflect its economic interest since each joint venture has specific terms regarding cash flow, profits and losses, allocations, capital requirements and other matters.

(Dollars in thousands, except per share amounts)

4. Investments in Unconsolidated Joint Ventures: (Continued)

The Company has recently made the following investments and dispositions in unconsolidated joint ventures:

On July 30, 2009, the Company sold a 49% ownership interest in Queens Center to a third party for $152,654, resulting in a gain on sale of assets of $154,156 (See Note 6—Property.) The Company used the proceeds from the sale of the ownership interest in the property to pay down the $450,000 term loan (See "Term Loans" in Note 11—Bank and Other Notes Payable) and for general corporate purposes. The results of Queens Center are included below for the period subsequent to the sale of the ownership interest.

On September 3, 2009, the Company formed a joint venture with a third party whereby the Company sold a 75% interest in FlatIron Crossing. As part of this transaction, the Company issued three warrants for an aggregate of 1,250,000 shares of common stock of the Company (See Note 15—Stockholders' Equity). The Company received $123,750 in cash proceeds for the overall transaction, of which $8,068 was attributed to the warrants. The proceeds attributable to the interest sold exceeded the Company's carrying value in the interest sold by $28,720. However, due to certain contractual rights afforded to the buyer of the interest in FlatIron Crossing, the Company has only recognized a gain on sale of $2,506 (See Note 6—Property). The remaining net cash proceeds in excess of the Company's carrying value in the interest sold of $26,214 has been included in other accrued liabilities and will not be recognized until dissolution of the joint venture or disposition of the Company's or buyer's interest in the joint venture. The Company used the proceeds from the sale of the ownership interest to pay down the $450,000 term loan and for general corporate purposes. The results of FlatIron Crossing are included below for the period subsequent to the sale of the ownership interest.

On February 24, 2011, the Company's joint venture in Kierland Commons, a 434,642 square foot community center in Scottsdale, Arizona, acquired the ownership interest of another partner in the joint venture for $105,550. The Company's share of the purchase price consisted of a cash payment of $34,161 and the assumption of a pro rata share of debt of $18,613. As a result of the acquisition, the Company's ownership interest in Kierland Commons increased from 24.5% to 50%. The joint venture recognized a remeasurement gain of $25,019 on the acquisition based on the difference of the fair value received and its previously held investment in Kierland Commons. The Company's pro rata share of the gain recognized was $12,510.

On February 28, 2011, the Company in a 50/50 joint venture acquired The Shops at Atlas Park, a 377,924 square foot community center in Queens, New York, for a total purchase price of $53,750. The Company's share of the purchase price was $26,875. The results of The Shops at Atlas Park are included below for the period subsequent to the acquisition.

On February 28, 2011, the Company acquired the additional 50% ownership interest in Desert Sky Mall, an 893,863 square foot regional shopping center in Phoenix, Arizona, that it did not own for $27,625. The purchase price was funded by a cash payment of $1,875 and the assumption of the third party's pro rata share of the mortgage note payable on the property of $25,750. Concurrent with the purchase of the partnership interest, the Company paid off the $51,500 loan on the property. Prior to the acquisition, the Company had accounted for its investment in Desert Sky Mall under the equity method. Since the date of acquisition, the Company has included Desert Sky Mall in its consolidated financial statements (See Note 16—Acquisitions).

(Dollars in thousands, except per share amounts)

4. Investments in Unconsolidated Joint Ventures: (Continued)

On April 1, 2011, the Company's joint venture in SDG Macerich Properties, L.P. ("SDG Macerich") conveyed Granite Run Mall to the mortgage note lender with a deed-in-lieu of foreclosure. The mortgage note was non-recourse. The Company's pro rata share of gain on the early extinguishment of debt was $7,753.

On June 3, 2011, the Company entered into a transaction with General Growth Properties, Inc. ("General Growth"), whereby the Company acquired an additional 33.3% ownership interest in Arrowhead Towne Center, an additional 33.3% ownership interest in Superstition Springs Center, and an additional 50% ownership interest in the land under Superstition Springs Center ("Superstition Springs Land") that it did not own in exchange for six anchor locations, including five former Mervyn's stores (See Note 17—Discontinued Operations) and a cash payment of $75,000. As a result of this transaction, the Company now owns a 66.7% ownership interest in Arrowhead Towne Center, a 66.7% ownership interest in Superstition Springs Center and a 100% ownership interest in Superstition Springs Land. Although the Company had a 66.7% ownership interest in Arrowhead Towne Center and Superstition Springs Center upon completion of the transaction, the Company does not have a controlling financial interest in these joint ventures due to the substantive participation rights of the outside partner and, therefore, continues to account for its investments in these joint ventures under the equity method of accounting. Accordingly, no remeasurement gain was recorded on the increase in ownership. The Company has consolidated its investment in Superstition Springs Land since the date of acquisition (See Note 16—Acquisitions) and has recorded a remeasurement gain of $1,734 (See Note 6—Property) as a result of the increase in ownership. This transaction is referred herein as the "GGP Exchange".

On December 31, 2011, the Company and its joint venture partner reached agreement for the distribution and conveyance of interests in SDG Macerich that owned 11 regional shopping centers in a 50/50 partnership. Six of the eleven assets were distributed to the Company on December 31, 2011. The Company received 100% ownership of Eastland Mall in Evansville, Indiana, Lake Square Mall in Leesburg, Florida, SouthPark Mall in Moline, Illinois, Southridge Mall in Des Moines, Iowa, NorthPark Mall in Davenport, Iowa and Valley Mall in Harrisonburg, Virginia (collectively referred to herein as the "SDG Acquisition Properties"). The ownership interests in the remaining five regional malls were distributed to the outside partner. The remaining net assets of SDG Macerich will be distributed during the year ended December 31, 2012. The SDG Acquisition Properties were recorded at fair value at the date of transfer, which resulted in a gain of $188,264, which is included in equity in income of unconsolidated joint ventures, based on the fair value of the assets acquired and the liabilities assumed in excess of the book value of the Company's interest in SDG Macerich. The distribution and conveyance of the 11 regional shopping centers is referred to herein as the "SDG Transaction". Prior to the SDG Transaction, the Company accounted for its investment in the SDG Acquisition Properties under the equity method of accounting. Since the date of distribution and conveyance, the Company has included the SDG Acquisition Properties in its consolidated financial statements (See Note 16—Acquisitions).

Combined and condensed balance sheets and statements of operations are presented below for all unconsolidated joint ventures.

(Dollars in thousands, except per share amounts)

4. Investments in Unconsolidated Joint Ventures: (Continued)

Combined and Condensed Balance Sheets of Unconsolidated Joint Ventures as of December 31:

	2011	2010
Assets(1):		
Properties, net	$4,328,953	$5,047,022
Other assets	469,039	470,922
Total assets	$4,797,992	$5,517,944
Liabilities and partners' capital(1):		
Mortgage notes payable(2)	$3,896,418	$4,617,127
Other liabilities	161,827	211,942
Company's capital	327,461	349,175
Outside partners' capital	412,286	339,700
Total liabilities and partners' capital	$4,797,992	$5,517,944
Investment in unconsolidated joint ventures:		
Company's capital	$ 327,461	$ 349,175
Basis adjustment(3)	700,414	591,903
	$1,027,875	$ 941,078
Assets—Investments in unconsolidated joint ventures	$1,098,560	$1,006,123
Liabilities—Distributions in excess of investments in unconsolidated joint ventures	(70,685)	(65,045)
	$1,027,875	$ 941,078

(1) These amounts include the assets and liabilities of the following joint ventures as of December 31, 2011 and 2010:

	SDG Macerich	Pacific Premier Retail LP	Tysons Corner LLC
As of December 31, 2011:			
Total Assets	$ 12,772	$1,078,226	$339,324
Total Liabilities	$ 226	$1,005,479	$319,247
As of December 31, 2010:			
Total Assets	$817,995	$1,101,186	$330,117
Total Liabilities	$815,884	$1,019,513	$324,527

(2) Certain mortgage notes payable could become recourse debt to the Company should the joint venture be unable to discharge the obligations of the related debt. As of December 31, 2011 and 2010, a total of $380,354 and $348,658, respectively, could become recourse debt to the Company. As of December 31, 2011 and 2010, the Company

(Dollars in thousands, except per share amounts)

4. Investments in Unconsolidated Joint Ventures: (Continued)

has indemnity agreements from joint venture partners for $182,638 and $162,451, respectively, of the guaranteed amount.

Included in mortgage notes payable are amounts due to affiliates of Northwestern Mutual Life ("NML") of $663,543 and $573,239 as of December 31, 2011 and 2010, respectively. NML is considered a related party because it is a joint venture partner with the Company in Macerich Northwestern Associates—Broadway Plaza. Interest expense incurred on these borrowings amounted to $42,451, $40,876 and $33,947 for the years ended December 31, 2011, 2010 and 2009, respectively.

(3) The Company amortizes the difference between the cost of its investments in unconsolidated joint ventures and the book value of the underlying equity into income on a straight-line basis consistent with the lives of the underlying assets. The amortization of this difference was $9,257, $7,327 and $9,214 for the years ended December 31, 2011, 2010 and 2009, respectively.

(Dollars in thousands, except per share amounts)

4. Investments in Unconsolidated Joint Ventures: (Continued)

Combined and Condensed Statements of Operations of Unconsolidated Joint Ventures:

	SDG Macerich	Pacific Premier Retail LP	Tysons Corner LLC	Other Joint Ventures	Total
Year Ended December 31, 2011					
Revenues:					
Minimum rents	$ 84,523	$133,191	$ 63,950	$351,982	$ 633,646
Percentage rents	4,742	6,124	2,068	18,491	31,425
Tenant recoveries	43,845	55,088	41,286	169,516	309,735
Other	3,668	5,248	3,061	37,743	49,720
Total revenues	136,778	199,651	110,365	577,732	1,024,526
Expenses:					
Shopping center and operating expenses	51,037	59,723	34,519	218,981	364,260
Interest expense	41,300	50,174	14,237	154,382	260,093
Depreciation and amortization	27,837	41,448	20,115	126,267	215,667
Total operating expenses	120,174	151,345	68,871	499,630	840,020
Gain on sale or distribution of assets	366,312	—	—	23,395	389,707
Gain on early extinguishment of debt	15,704	—	—	—	15,704
Net income	$398,620	$ 48,306	$ 41,494	$101,497	$ 589,917
Company's equity in net income	$204,439	$ 24,568	$ 16,209	$ 49,461	$ 294,677
Year Ended December 31, 2010					
Revenues:					
Minimum rents	$ 90,187	$131,204	$ 59,587	$354,369	$ 635,347
Percentage rents	4,411	5,487	1,585	17,402	28,885
Tenant recoveries	44,651	50,626	38,162	183,349	316,788
Other	3,653	6,688	2,975	31,428	44,744
Total revenues	142,902	194,005	102,309	586,548	1,025,764
Expenses:					
Shopping center and operating expenses	51,004	55,680	32,025	227,959	366,668
Interest expense	46,530	51,796	16,204	155,775	270,305
Depreciation and amortization	30,796	38,928	18,745	122,195	210,664
Total operating expenses	128,330	146,404	66,974	505,929	847,637
Gain on sale of assets	6	468	—	102	576
Loss on early extinguishment of debt	—	(1,352)	—	—	(1,352)
Net income	$ 14,578	$ 46,717	$ 35,335	$ 80,721	$ 177,351
Company's equity in net income	$ 7,290	$ 23,972	$ 13,917	$ 34,350	$ 79,529
Year Ended December 31, 2009					
Revenues:					
Minimum rents	$ 92,253	$131,785	$ 62,293	$310,526	$ 596,857
Percentage rents	4,615	5,039	1,353	15,949	26,956
Tenant recoveries	48,626	50,074	37,475	152,772	288,947
Other	3,774	4,583	2,617	24,183	35,157
Total revenues	149,268	191,481	103,738	503,430	947,917
Expenses:					
Shopping center and operating expenses	56,189	54,722	31,675	189,223	331,809
Interest expense	46,686	51,466	15,761	128,755	242,668
Depreciation and amortization	30,898	36,345	17,953	113,746	198,942
Total operating expenses	133,773	142,533	65,389	431,724	773,419
Loss on sale of assets	(931)	—	—	(2,085)	(3,016)
Net income	$ 14,564	$ 48,948	$ 38,349	$ 69,621	$ 171,482
Company's equity in net income	$ 7,282	$ 24,894	$ 19,175	$ 16,809	$ 68,160

(Dollars in thousands, except per share amounts)

4. Investments in Unconsolidated Joint Ventures: (Continued)

Significant accounting policies used by the unconsolidated joint ventures are similar to those used by the Company.

5. Derivative Instruments and Hedging Activities:

The Company recorded other comprehensive income related to the marking-to-market of interest rate agreements of $3,237, $22,160 and $28,028 for the years ended December 31, 2011, 2010 and 2009, respectively. The amount expected to be reclassified to interest expense in the next 12 months is immaterial.

The following derivative was outstanding at December 31, 2011:

Property/Entity(1)	Notional Amount	Product	Rate	Maturity	Fair Value
Westside Pavilion	175,000	Cap	5.50%	6/5/2012	—

(1) See additional disclosure in Note 10—Mortgage Notes Payable.

The Company had an interest rate swap agreement designated as a hedging instrument with a fair value of $3,237 that was included in other accrued liabilities at December 31, 2010. This instrument expired during the year ended December 31, 2011.

6. Property:

Property at December 31, 2011 and 2010 consists of the following:

	2011	2010
Land	$ 1,273,649	$ 1,158,139
Building improvements	5,440,394	4,934,391
Tenant improvements	442,862	398,556
Equipment and furnishings	123,098	124,530
Construction in progress	209,732	292,891
	7,489,735	6,908,507
Less accumulated depreciation	(1,410,692)	(1,234,380)
	$ 6,079,043	$ 5,674,127

Depreciation expense for the years ended December 31, 2011, 2010 and 2009 was $220,392, $201,452 and $215,831, respectively.

The Company recognized a (loss) gain on the sale of assets of ($423), $497 and $5,275 for the years ended December 31, 2011, 2010 and 2009, respectively.

During the year ended December 31, 2011, the Company recognized a gain of $1,734 on the purchase of Superstition Springs Land (See Note 16—Acquisitions) in connection with the GGP Exchange (See Note 4—Investments in Unconsolidated Joint Ventures) and a gain of $1,868 on the purchase of a 50% interest in Desert Sky Mall (See Note 16—Acquisitions).

(Dollars in thousands, except per share amounts)

6. Property: (Continued)

During the year ended December 31, 2011, the Company also recorded a loss on impairment of $45,458 due to the reduction in the estimated holding period of certain long-lived assets.

During the year ended December 31, 2009, the Company recorded a gain of $154,156 on the sale of a 49% interest in Queens Center and a gain of $2,506 on the sale of a 75% interest in FlatIron Crossing. (See Note 4—Investments in Unconsolidated Joint Ventures.)

7. Marketable Securities:

Marketable Securities at December 31, 2011 and 2010 consists of the following:

	2011	2010
Government debt securities, at par value	$25,147	$26,509
Less discount	(314)	(574)
	24,833	25,935
Unrealized gain	1,803	2,612
Fair value	$26,636	$28,547

Future contractual maturities of marketable securities at December 31, 2011 are as follows:

1 year or less	$ 1,378
2 to 5 years	23,769
	$25,147

The proceeds from maturities and interest receipts from the marketable securities are restricted to the service of the Greeley Note (See Note 11—Bank and Other Notes Payable).

8. Tenant and Other Receivables, net:

Included in tenant and other receivables, net, is an allowance for doubtful accounts of $4,626 and $5,411 at December 31, 2011 and 2010, respectively. Also included in tenant and other receivables, net, are accrued percentage rents of $7,583 and $5,827 at December 31, 2011 and 2010, respectively.

Included in tenant and other receivables, net, are the following notes receivable:

On March 31, 2006, the Company received a note receivable that is secured by a deed of trust, bears interest at 5.5% and matures on March 31, 2031. At December 31, 2011 and 2010, the note had a balance of $8,743 and $8,992, respectively.

On January 1, 2008, in connection with the redemption of participating preferred units then outstanding, the Company received an unsecured note receivable of $11,763 that bore interest at 9.0%. The note was paid off in full on June 30, 2010.

On August 18, 2009, the Company received a note receivable from J&R Holdings XV, LLC ("Pederson") that bears interest at 11.55% and matures on December 31, 2013. Pederson is considered a related party because it has an ownership interest in Promenade at Casa Grande. The note is secured

(Dollars in thousands, except per share amounts)

8. Tenant and Other Receivables, net: (Continued)

by Pederson's interest in Promenade at Casa Grande. Interest income on the note was $413 and $138 for the years ended December 31, 2011 and 2010, respectively. The balance on the note at December 31, 2011 and 2010 was $3,445.

9. Deferred Charges And Other Assets, net:

Deferred charges and other assets, net at December 31, 2011 and 2010 consist of the following:

	2011	2010
Leasing	$ 281,340	$ 189,853
Financing	40,638	57,564
Intangible assets(1):		
In-place lease values	121,320	99,328
Leasing commissions and legal costs	32,242	29,088
Other assets	198,596	152,167
	674,136	528,000
Less accumulated amortization(2)	(190,373)	(211,031)
	$ 483,763	$ 316,969

(1) The estimated amortization of these intangible assets for the next five years and thereafter is as follows:

Year Ending December 31,	
2012	$22,431
2013	15,399
2014	10,787
2015	7,841
2016	6,037
Thereafter	34,121
	$96,616

(2) Accumulated amortization includes $56,946 and $60,859 relating to intangible assets at December 31, 2011 and 2010, respectively. Amortization expense for intangible assets was $15,492, $14,886 and $19,815 for the years ended December 31, 2011, 2010 and 2009, respectively.

(Dollars in thousands, except per share amounts)

9. Deferred Charges And Other Assets, net: (Continued)

The allocated values of above-market leases included in deferred charges and other assets, net and below-market leases included in other accrued liabilities at December 31, 2011 and 2010 consist of the following:

	2011	2010
Above-Market Leases		
Original allocated value	$ 97,297	$ 50,615
Less accumulated amortization	(39,057)	(36,935)
	$ 58,240	$ 13,680
Below-Market Leases		
Original allocated value	$156,778	$121,813
Less accumulated amortization	(91,400)	(83,780)
	$ 65,378	$ 38,033

The allocated values of above and below-market leases will be amortized into minimum rents on a straight-line basis over the individual remaining lease terms. The estimated amortization of these values for the next five years and thereafter is as follows:

Year Ending December 31,	Above Market	Below Market
2012	$10,745	$15,739
2013	8,864	13,165
2014	7,378	11,505
2015	6,053	9,521
2016	4,536	7,533
Thereafter	20,664	7,915
	$58,240	$65,378

(Dollars in thousands, except per share amounts)

10. Mortgage Notes Payable:

Mortgage notes payable at December 31, 2011 and 2010 consist of the following:

	Carrying Amount of Mortgage Notes(1)						
	2011		2010				
	Related Party	Other	Related Party	Other	Interest Rate(2)	Monthly Debt Service(3)	Maturity Date(4)
Capitola Mall(5)	$ —	$ —	$ 33,459	$ —	—	$ —	—
Chandler Fashion Center(6)	—	155,489	—	159,360	5.50%	1,043	2012
Chesterfield Towne Center(7)	—	—	—	50,462	—	—	—
Danbury Fair Mall(8)	122,382	122,381	109,657	109,657	5.53%	1,538	2020
Deptford Mall	—	172,500	—	172,500	5.41%	778	2013
Deptford Mall	—	15,030	—	15,248	6.46%	101	2016
Eastland Mall(9)	—	168,000	—	—	5.79%	811	2016
Fashion Outlets of Niagara(10)	—	129,025	—	—	4.89%	727	2020
Fiesta Mall	—	84,000	—	84,000	4.98%	341	2015
Flagstaff Mall	—	37,000	—	37,000	5.03%	153	2015
Freehold Raceway Mall(6)	—	232,900	—	232,900	4.20%	805	2018
Fresno Fashion Fair	81,733	81,734	82,791	82,792	6.76%	1,104	2015
Great Northern Mall	—	37,256	—	38,077	5.19%	234	2013
Hilton Village(11)	—	—	—	8,581	—	—	—
La Cumbre Plaza(12)	—	—	—	23,113	—	—	—
Northgate, The Mall at(13)	—	38,115	—	38,115	7.00%	191	2015
Oaks, The(14)	—	257,264	—	257,264	2.26%	433	2013
Pacific View(15)	—	—	—	84,096	—	—	—
Paradise Valley Mall(16)	—	84,000	—	85,000	6.30%	406	2014
Prescott Gateway(17)	—	60,000	—	60,000	5.86%	289	2011
Promenade at Casa Grande(18)	—	76,598	—	79,104	5.21%	287	2013
Rimrock Mall(19)	—	—	—	40,650	—	—	—
Salisbury, Center at	—	115,000	—	115,000	5.83%	555	2016
SanTan Village Regional Center(20)	—	138,087	—	138,087	2.69%	273	2013
Shoppingtown Mall(21)	—	—	—	39,675	—	—	—
South Plains Mall	—	102,760	—	104,132	6.55%	648	2015
South Towne Center	—	86,525	—	87,726	6.39%	554	2015
Towne Mall	—	12,801	—	13,348	4.99%	100	2012
Tucson La Encantada(22)	75,315	—	76,437	—	5.84%	448	2012
Twenty Ninth Street(23)	—	107,000	—	106,244	3.12%	259	2016
Valley Mall(24)	—	43,543	—	—	5.85%	280	2016
Valley River Center	—	120,000	—	120,000	5.59%	558	2016
Valley View Center(25)	—	125,000	—	125,000	5.72%	596	2011
Victor Valley, Mall of(26)	—	97,000	—	100,000	2.13%	151	2013
Vintage Faire Mall(27)	—	135,000	—	135,000	3.56%	368	2015
Westside Pavilion(28)	—	175,000	—	175,000	2.53%	331	2013
Wilton Mall(29)	—	40,000	—	40,000	1.28%	32	2013
	$279,430	$3,049,008	$302,344	$2,957,131			

(1) The mortgage notes payable balances include the unamortized debt premiums (discounts). Debt premiums (discounts) represent the excess (deficiency) of the fair value of debt over (under) the principal value of debt

(Dollars in thousands, except per share amounts)

10. Mortgage Notes Payable: (Continued)

assumed in various acquisitions and are amortized into interest expense over the remaining term of the related debt in a manner that approximates the effective interest method.

Debt premiums (discounts) as of December 31, 2011 and 2010 consist of the following:

Property Pledged as Collateral	2011	2010
Deptford Mall	$ (25)	$(30)
Fashion Outlets of Niagara	8,198	—
Great Northern Mall	(55)	(82)
Hilton Village	—	(19)
Shoppingtown Mall	—	482
Towne Mall	88	183
Valley Mall	(365)	—
	$7,841	$534

(2) The interest rate disclosed represents the effective interest rate, including the debt premiums (discounts) and deferred finance costs.

(3) The payment term represents the monthly payment of principal and interest.

(4) The maturity date assumes that all extension options are fully exercised and that the Company does not opt to refinance the debt prior to these dates. These extension options are at the Company's discretion, subject to certain conditions, which the Company believes will be met.

(5) On March 15, 2011, the loan was paid off in full.

(6) A 49.9% interest in the loan has been assumed by a third party in connection with a co-venture arrangement with that unrelated party. See Note 12—Co-Venture Arrangement.

(7) On February 1, 2011, the loan was paid off in full. As a result of the pay-off of the debt, the Company recognized a loss on early extinguishment of debt of $9,133, which included a $9,000 prepayment penalty and $133 of unamortized financing costs then outstanding.

(8) On February 23, 2011 and November 28, 2011, the Company exercised options to borrow an additional $20,000 and $10,000, respectively.

(9) On December 31, 2011, the Company acquired Eastland Mall as part of the SDG Transaction (See Note 16—Acquisitions). In connection with the transaction, the Company assumed the loan on the property with a fair value of $168,000 that bears interest at an effective rate of 5.79% and matures on June 1, 2016.

(10) On July 22, 2011, the Company purchased the Fashion Outlets of Niagara (See Note 16—Acquisitions). In connection with the acquisition, the Company assumed the loan on the property with a fair value of $130,005 that bears interest at an effective rate of 4.89% and matures on October 6, 2020.

(11) On September 30, 2011, the loan was paid off in full.

(12) On December 9, 2011, the loan was paid off in full.

(13) The loan bears interest at LIBOR plus 4.50% with a total interest rate floor of 6.0% and matures on January 1, 2013, with two one-year extension options. The loan also includes options for additional borrowings of up to $20,000 depending on certain conditions. The total interest rate was 7.00% at December 31, 2011 and 2010.

(Dollars in thousands, except per share amounts)

10. Mortgage Notes Payable: (Continued)

(14) The loan bears interest at LIBOR plus 1.75% and matures on July 10, 2012 with an additional one-year extension option. At December 31, 2011 and 2010, the total interest rate was 2.26% and 2.50%, respectively.

(15) On June 1, 2011, the loan was paid off in full.

(16) The loan bears interest at LIBOR plus 4.0% with a total interest rate floor of 5.50% and matures on August 31, 2012 with two one-year extension options. At December 31, 2011 and 2010, the total interest rate was 6.30%.

(17) As of December 1, 2011, the loan was in maturity default. The Company is negotiating with the lender and the outcome is uncertain at this time. The loan is nonrecourse to the Company.

(18) The loan bears interest at LIBOR plus 4.0% with a LIBOR rate floor of 0.50% and matures on December 30, 2013. At December 31, 2011 and 2010, the total interest rate was 5.21%.

(19) On July 1, 2011, the loan was paid off in full.

(20) The loan bears interest at LIBOR plus 2.10% and matures on June 13, 2012, with a one-year extension option. At December 31, 2011 and 2010, the total interest rate was 2.69% and 2.94%, respectively.

(21) On December 30, 2011, the Company conveyed the property to the lender by a deed-in-lieu of foreclosure. As a result, the Company has been discharged from the non-recourse loan. (See Note 17—Discontinued Operations).

(22) On February 1, 2012, the Company replaced the existing loan on the property with a new $75,135 loan that bears interest at 4.22% and matures on March 1, 2022.

(23) On January 18, 2011, the Company replaced the existing loan on the property with a new $107,000 loan that bears interest at LIBOR plus 2.63% and matures on January 18, 2016. At December 31, 2011, the total interest rate was 3.12%.

(24) On December 31, 2011, the Company acquired Valley Mall as part of the SDG Transaction (See Note 16—Acquisitions). In connection with the transaction, the Company assumed the loan on the property with a fair value of $43,543 that bears interest at an effective rate of 5.85% and matures on June 1, 2016.

(25) On July 15, 2010, a court appointed receiver assumed operational control and managerial responsibility for Valley View Center. The Company anticipates the disposition of the asset, which is under the control of the receiver, will be executed through foreclosure, deed-in-lieu of foreclosure, or by some other means, and is expected to be completed in the near future. Although the Company is no longer funding any cash shortfall, it will continue to record the operations of the property until the title for the Center is transferred and its obligation for the loan is discharged. Once title to the Center is transferred, the Company will remove the net assets and liabilities from the Company's consolidated balance sheets. The loan is non-recourse to the Company.

(26) The loan bears interest at LIBOR plus 1.60% and was due to mature on May 6, 2012, with a one-year extension option. At December 31, 2011 and 2010, the total interest rate on the loan was 2.13% and 6.94%, respectively.

(27) The loan bears interest at LIBOR plus 3.0% and matures on April 27, 2015. At December 31, 2011 and 2010, the total interest rate was 3.56% and 8.37%, respectively.

(28) The loan bears interest at LIBOR plus 2.00% and matures on June 5, 2012 with a one-year extension option. The loan is covered by an interest rate cap agreement that effectively prevents LIBOR from exceeding 5.50%

(Dollars in thousands, except per share amounts)

10. Mortgage Notes Payable: (Continued)

over the loan term. See Note 5—Derivative Instruments and Hedging Activities. At December 31, 2011 and 2010, the total interest rate on the loan was 2.53% and 7.81%, respectively.

(29) The loan bears interest at LIBOR plus 0.675% and matures on August 1, 2013. As additional collateral for the loan, the Company is required to maintain a deposit of $40,000 with the lender, which has been included in restricted cash. The interest on the deposit is not restricted. At December 31, 2011 and 2010, the total interest rate on the loan was 1.28% and 1.26%, respectively.

Most of the mortgage loan agreements contain a prepayment penalty provision for the early extinguishment of the debt.

The Company expects all loan maturities during the next twelve months, except Valley View Center and Prescott Gateway, will be refinanced, restructured, extended and/or paid-off from the Company's line of credit or with cash on hand.

Total interest expense capitalized during the years ended December 31, 2011, 2010 and 2009 was $11,905, $25,664 and $21,294, respectively.

Related party mortgage notes payable are amounts due to affiliates of NML. See Note 20—Related-Party Transactions for interest expense associated with loans from NML.

The fair value of mortgage notes payable at December 31, 2011 and 2010 was $3,477,483 and $3,438,674, respectively, based on current interest rates for comparable loans. The method for computing fair value was determined using a present value model and an interest rate that included a credit value adjustment based on the estimated value of the property that serves as collateral for the underlying debt.

The future maturities of mortgage notes payable are as follows:

2012	$ 442,005
2013	1,007,720
2014	106,275
2015	642,423
2016	573,078
Thereafter	549,096
	3,320,597
Debt premium, net	7,841
	$3,328,438

The future maturities reflected above reflect the extension options that the Company believes will be exercised.

(Dollars in thousands, except per share amounts)

11. Bank and Other Notes Payable:

Bank and other notes payable consist of the following:

Convertible Senior Notes ("Senior Notes"):

On March 16, 2007, the Company issued $950,000 in Senior Notes that are to mature on March 15, 2012. The Senior Notes bear interest at 3.25%, payable semiannually, are senior to unsecured debt of the Company and are guaranteed by the Operating Partnership. Prior to December 14, 2011, upon the occurrence of certain specified events, the Senior Notes were convertible at the option of the holder into cash, shares of the Company's common stock or a combination of cash and shares of the Company's common stock, at the election of the Company, at an initial conversion rate of 8.9702 shares per $1 principal amount. The conversion right was not exercised prior to December 14, 2011. On and after December 15, 2011, the Senior Notes are convertible at any time prior to the second business day preceding the maturity date at the option of the holder at the initial conversion rate. The initial conversion price of approximately $111.48 per share represented a 20% premium over the closing price of the Company's common stock on March 12, 2007. In addition, the Senior Notes are covered by two capped calls that effectively increased the conversion price of the Senior Notes to approximately $130.06, which represents a 40% premium to the March 12, 2007 closing price of $92.90 per common share of the Company. The initial conversion rate is subject to adjustment under certain circumstances. Holders of the Senior Notes do not have the right to require the Company to repurchase the Senior Notes prior to maturity except in connection with the occurrence of certain fundamental change transactions.

During the years ended December 31, 2011, 2010 and 2009, the Company repurchased and retired $180,314, $18,468 and $89,065, respectively, of the Senior Notes for $180,792, $18,283 and $54,135, respectively, and recorded a (loss) gain on the early extinguishment of debt of ($1,449), ($489) and $29,824, respectively. The repurchases were funded by borrowings under the Company's line of credit and/or from cash proceeds from the Company's April 2010 common stock offering.

The carrying value of the Senior Notes at December 31, 2011 and 2010 was $437,788 and $606,971, respectively, which included an unamortized discount of $1,530 and $12,661, respectively. The unamortized discount is amortized into interest expense over the term of the Senior Notes in a manner that approximates the effective interest method. As of December 31, 2011 and 2010, the effective interest rate was 5.41%. The fair value of the Senior Notes at December 31, 2011 and 2010 was $437,788 and $619,632, respectively, based on the quoted market price on each date.

Line of Credit:

The Company had a $1,500,000 revolving line of credit that bore interest at LIBOR plus a spread of 0.75% to 1.10% that matured on April 25, 2011. On May 2, 2011, the Company obtained a new $1,500,000 revolving line of credit that bears interest at LIBOR plus a spread of 1.75% to 3.0% depending on the Company's overall leverage and matures on May 2, 2015 with a one-year extension option. Based on the Company's current leverage levels, the borrowing rate on the new facility is LIBOR plus 2.0%. The line of credit can be expanded, depending on certain conditions, up to a total facility of $2,000,000 less the outstanding balance of the $125,000 unsecured term loan as described below. As of December 31, 2011, borrowings under the line of credit were $290,000 at an average

(Dollars in thousands, except per share amounts)

11. Bank and Other Notes Payable: (Continued)

interest rate of 2.96%. The fair value of the line of credit at December 31, 2011 was $292,366 based on a present value model using a credit interest rate spread offered to the Company for comparable debt.

Term Loans:

On April 25, 2005, the Company obtained a five-year, $450,000 term loan that bore interest at LIBOR plus 1.50%. The loan was paid off during the year ended December 31, 2009 from the proceeds of sales of ownership interests in Queens Center and FlatIron Crossing (See Note 4—Investments in Unconsolidated Joint Ventures) and through additional borrowings under the Company's line of credit.

On December 8, 2011, the Company obtained a seven-year, $125,000 unsecured term loan under the line of credit that bears interest at LIBOR plus a spread of 1.95% to 3.20% depending on the Company's overall leverage and matures on December 8, 2018. Based on the Company's current leverage levels, the borrowing rate is LIBOR plus 2.20%. As of December 31, 2011, the total interest rate was 2.42%. The fair value of the term loan at December 31, 2011 was $120,019 based on a present value model using a credit interest rate spread offered to the Company for comparable debt.

Greeley Note:

On July 27, 2006, concurrent with the sale of Greeley Mall, the Company provided marketable securities to replace Greeley Mall as collateral for the mortgage note payable on the property (See Note 7—Marketable Securities). As a result of this transaction, the mortgage note payable was reclassified to bank and other notes payable. This note bears interest at an effective rate of 6.34% and matures in September 2013. At December 31, 2011 and 2010, the Greeley note had a balance outstanding of $24,848 and $25,624, respectively. The fair value of the note at December 31, 2011 and 2010 was $26,510 and $23,967, respectively, based on current interest rates for comparable loans. The method for computing fair value was determined using a present value model and an interest rate that included a credit value adjustment based on the estimated value of the collateral for the underlying debt.

As of December 31, 2011 and 2010, the Company was in compliance with all applicable financial loan covenants.

The future maturities of bank and other notes payable are as follows:

2012	$440,139
2013	24,027
2016	290,000
Thereafter	125,000
	879,166
Debt discount	(1,530)
	$877,636

The future maturities reflected above reflect an extension option that the Company believes will be exercised.

(Dollars in thousands, except per share amounts)

12. Co-Venture Arrangement:

On September 30, 2009, the Company formed a joint venture, whereby a third party acquired a 49.9% interest in Freehold Raceway Mall and Chandler Fashion Center. As part of this transaction, the Company issued a warrant in favor of the third party to purchase 935,358 shares of common stock of the Company at an exercise price of $46.68 per share. See "Warrants" in Note 15—Stockholders' Equity. The Company received approximately $174,650 in cash proceeds for the overall transaction, of which $6,496 was attributed to the warrants. The Company used the proceeds from this transaction to pay down the line of credit and for general corporate purposes.

As a result of the Company having certain rights under the agreement to repurchase the assets after the seventh year of the venture formation, the transaction did not qualify for sale treatment. The Company, however, is not obligated to repurchase the assets. The transaction has been accounted for as a profit-sharing arrangement, and accordingly the assets, liabilities and operations of the properties remain on the books of the Company and a co-venture obligation was established for the amount of $168,154, representing the net cash proceeds received from the third party less costs allocated to the warrant. The co-venture obligation is increased for the allocation of income to the co-venture partner and decreased for distributions to the co-venture partner. The co-venture obligation was $125,171 and $160,270 at December 31, 2011 and 2010, respectively.

13. Noncontrolling Interests:

The Company allocates net income of the Operating Partnership based on the weighted average ownership interest during the period. The net income of the Operating Partnership that is not attributable to the Company is reflected in the consolidated statements of operations as noncontrolling interests. The Company adjusts the noncontrolling interests in the Operating Partnership at the end of each period to reflect its ownership interest in the Company. The Company had a 92% ownership interest in the Operating Partnership as of December 31, 2011 and 2010. The remaining 8% limited partnership interest as of December 31, 2011 and 2010 was owned by certain of the Company's executive officers and directors, certain of their affiliates, and other third party investors in the form of OP Units. The OP Units may be redeemed for shares of stock or cash, at the Company's option. The redemption value for each OP Unit as of any balance sheet date is the amount equal to the average of the closing price per share of the Company's common stock, par value $0.01 per share, as reported on the New York Stock Exchange for the ten trading days ending on the respective balance sheet date. Accordingly, as of December 31, 2011 and 2010, the aggregate redemption value of the then-outstanding OP Units not owned by the Company was $554,341 and $538,794, respectively.

The Company issued common and preferred units of MACWH, LP in April 2005 in connection with the acquisition of the Wilmorite portfolio. The common and preferred units of MACWH, LP are redeemable at the election of the holder, the Company may redeem them for cash or shares of the Company's stock at the Company's option, and they are classified as permanent equity.

Included in permanent equity are outside ownership interests in various consolidated joint ventures. The joint ventures do not have rights that require the Company to redeem the ownership interests in either cash or stock.

The outside ownership interests in the Company's joint venture in Shoppingtown Mall had a purchase option for $11,366. Due to the redemption feature of the ownership interest in Shoppingtown

(Dollars in thousands, except per share amounts)

13. Noncontrolling Interests: (Continued)

Mall, these noncontrolling interests were included in temporary equity. The Company exercised its right to redeem the outside ownership interests in the partnership in cash and the redemption closed on September 14, 2011.

14. Cumulative Convertible Redeemable Preferred Stock:

On February 25, 1998, the Company issued 3,627,131 shares of Series A cumulative convertible redeemable preferred stock ("Series A Preferred Stock") for proceeds totaling $100,000 in a private placement. The preferred stock was convertible on a one-for-one basis into common stock and paid a quarterly dividend equal to the greater of $0.46 per share, or the dividend then payable on a share of common stock.

On October 18, 2007, the holder of the Series A Preferred Stock converted 560,000 shares to common shares. On May 6, 2008, the holder of the Series A Preferred Stock converted 684,000 shares to common shares. On May 8, 2008, the holder of the Series A Preferred Stock converted 1,338,860 shares to common shares. On September 17, 2008, the holder of the Series A Preferred Stock converted the remaining 1,044,271 shares to common shares.

15. Stockholders' Equity:

Stock Dividends:

On June 22, 2009, the Company issued 2,236,954 common shares to its common stockholders and OP Unit holders in connection with a declaration of a quarterly dividend of $0.60 per share of common stock to holders of record on May 11, 2009, consisting of a combination of cash and shares of the Company's common stock. The cash component of the dividend (not including cash paid in lieu of fractional shares) was 10% in the aggregate, or $0.06 per share, with the balance paid in shares of the Company's common stock.

On September 21, 2009, the Company issued 1,658,023 common shares to its common stockholders and OP Unit holders in connection with a declaration of a quarterly dividend of $0.60 per share of common stock to holders of record on August 12, 2009, consisting of a combination of cash and shares of the Company's common stock. The cash component of the dividend (not including cash paid in lieu of fractional shares) was 10% in the aggregate, or $0.06 per share, with the balance paid in shares of the Company's common stock.

On December 21, 2009, the Company issued 1,817,951 common shares to its common stockholders and OP Unit holders in connection with a declaration of a quarterly dividend of $0.60 per share of common stock to holders of record on November 12, 2009, consisting of a combination of cash and shares of the Company's common stock. The cash component of the dividend (not including cash paid in lieu of fractional shares) was 10% in the aggregate, or $0.06 per share, with the balance paid in shares of the Company's common stock.

On March 22, 2010, the Company issued 1,449,542 common shares to its common stockholders and OP Unit holders in connection with a declaration of a quarterly dividend of $0.60 per share of common stock to holders of record on February 16, 2010, consisting of a combination of cash and shares of the Company's common stock. The cash component of the dividend (not including cash paid

(Dollars in thousands, except per share amounts)

15. Stockholders' Equity: (Continued)

in lieu of fractional shares) was 10% in the aggregate, or $0.06 per share, with the balance paid in shares of the Company's common stock.

In accordance with the provisions of Internal Revenue Service Revenue Procedure 2009-15 and 2010-12, stockholders were asked to make an election to receive the dividends all in cash or all in shares. To the extent that more than 10% of cash was elected in the aggregate, the cash portion was prorated. Stockholders who elected to receive the dividends in cash received a cash payment of at least $0.06 per share. Stockholders who did not make an election received 10% in cash and 90% in shares of common stock. The number of shares issued on June 22, 2009 as a result of the dividend was calculated based on the volume weighted average trading prices of the Company's common stock on the New York Stock Exchange on June 10, 2009 through June 12, 2009 of $19.9927. The number of shares issued on September 21, 2009 as a result of the dividend was calculated based on the volume weighted average trading prices of the Company's common stock on the New York Stock Exchange on September 9, 2009 through September 11, 2009 of $28.51. The number of shares issued on December 21, 2009 as a result of the dividend was calculated based on the volume weighted average trading prices of the Company's common stock on the New York Stock Exchange on December 9, 2009 through December 11, 2009 of $30.16. The number of shares issued on March 22, 2010 as a result of the dividend was calculated based on the volume weighted average trading prices of the Company's common stock on the New York Stock Exchange on March 10, 2010 through March 12, 2010 of $38.53.

Warrants:

On September 3, 2009, the Company issued three warrants in connection with the sale of a 75% ownership interest in FlatIron Crossing. (See Note 4—Investments in Unconsolidated Joint Ventures.) The warrants provide for a purchase in the aggregate of 1,250,000 shares of the Company's common stock. The warrants were valued at $8,068 and recorded as a credit to additional paid-in capital. Each warrant had a three-year term and was immediately exercisable upon its issuance. In May 2010, the warrants were exercised pursuant to the holders' net issue exercise request and the Company elected to deliver a cash payment of $17,589 in exchange for the warrants.

On September 30, 2009, the Company issued a warrant in connection with its formation of a co-venture to own and operate Freehold Raceway Mall and Chandler Fashion Center. (See Note 12—Co-Venture Arrangement.) The warrant provides for the purchase of 935,358 shares of the Company's common stock. The warrant was valued at $6,496 and recorded as a credit to additional paid-in capital. The warrant was immediately exercisable upon its issuance and will expire 30 days after the refinancing or repayment of each loan encumbering the Centers has closed. The warrant has an exercise price of $46.68 per share, with such price subject to anti-dilutive adjustments. The warrant allows for either gross or net issue settlement at the option of the warrant holder. In the event that the warrant holder elects a net issue settlement, the Company may elect to settle the warrant in cash or shares; provided, however, that in the event the Company elects to deliver cash, the holder may elect to instead have the exercise of the warrant satisfied in shares. In addition, the Company has entered into a registration rights agreement with the warrant holders requiring the Company to provide certain registration rights regarding the resale of shares of common stock underlying the warrant. In December 2011, holders requested a net issue exercise of 311,786 shares of the warrant and the Company elected to deliver a cash payment of $1,278 in exchange for the portion of the warrant exercised.

(Dollars in thousands, except per share amounts)

15. Stockholders' Equity: (Continued)

The issuance of the warrants was exempt from registration under the Securities Act of 1933, as amended ("Securities Act"), pursuant to Section 4(2) of the Securities Act. Each investor represented that it was an accredited investor, as defined in Rule 501 of Regulation D, and that it was acquiring the securities for its own account, not as nominee or agent, and not with a view to the resale or distribution of any part thereof in violation of the Securities Act.

Stock Offering:

On October 27, 2009, the Company completed an offering of 12,000,000 newly issued shares of its common stock, as well as an additional 1,800,000 newly issued shares of common stock in connection with the underwriters' exercise of its over-allotment option. The net proceeds of the offering, after giving effect to the issuance and sale of all 13,800,000 shares of common stock at an initial price to the public of $29.00 per share, were approximately $383,450 after deducting underwriting discounts, commissions and other transaction costs. The Company used the net proceeds of the offering to pay down its line of credit.

On April 20, 2010, the Company completed an offering of 30,000,000 newly issued shares of its common stock and on April 23, 2010 issued an additional 1,000,000 newly issued shares of common stock in connection with the underwriters' exercise of its over-allotment option. The net proceeds of the offering, after giving effect to the issuance and sale of all 31,000,000 shares of common stock at an initial price to the public of $41.00 per share, were approximately $1,220,829 after deducting underwriting discounts, commissions and other transaction costs. The Company used the net proceeds of the offering to pay down its line of credit in full, reduce certain property indebtedness and for general corporate purposes.

16. Acquisitions:

Desert Sky Mall:

On February 28, 2011, the Company acquired the additional 50% ownership interest in Desert Sky Mall, an 893,863 square foot regional shopping center in Phoenix, Arizona, that it did not own for $27,625. The acquisition was completed in order to gain 100% ownership and control over this well located asset. The purchase price was funded by a cash payment of $1,875 and the assumption of the third party's pro rata share of the mortgage note payable on the property of $25,750. Concurrent with the purchase of the partnership interest, the Company paid off the $51,500 loan on the property. Prior to the acquisition, the Company had accounted for its investment under the equity method (See Note 4—Investments in Unconsolidated Joint Ventures). As a result of this transaction, the Company obtained 100% ownership of Desert Sky Mall.

(Dollars in thousands, except per share amounts)

16. Acquisitions: (Continued)

The following is a summary of the allocation of the fair value of Desert Sky Mall:

Property	$46,603
Deferred charges, net	5,474
Cash and cash equivalents	6,057
Tenant receivables	202
Other assets, net	4,481
Total assets acquired	62,817
Mortgage note payable	51,500
Accounts payable	33
Other accrued liabilities	3,017
Total liabilities assumed	54,550
Fair value of acquired net assets (at 100% ownership)	$ 8,267

The Company determined that the purchase price represented the fair value of the additional ownership interest in Desert Sky Mall that was acquired. Accordingly, the Company also determined that the fair value of the acquired ownership interest in Desert Sky Mall equaled the fair value of the Company's existing ownership interest.

Fair value of existing ownership interest (at 50% ownership)	$ 4,164
Carrying value of investment in Desert Sky Mall	(2,296)
Gain on remeasurement	$ 1,868

The Company has included the gain in (loss) gain on remeasurement, sale or write down of assets, net for the year ended December 31, 2011 (See Note 6—Property).

Since the date of acquisition, the Company has included Desert Sky Mall in its consolidated financial statements. Desert Sky Mall has generated incremental revenue of $9,235 and incremental expense of $8,171.

Superstition Springs Land:

On June 3, 2011, the Company acquired the additional 50% ownership interest in Superstition Springs Land that it did not own in connection with the GGP Exchange (See Note 4—Investments in Unconsolidated Joint Ventures). Prior to the acquisition, the Company had accounted for its investment in Superstition Springs Land under the equity method. As a result of this transaction, the Company obtained 100% ownership of the land.

The Company recorded the fair value of Superstition Springs Land at $12,914. As a result of obtaining control of this property, the Company recognized a gain of $1,734, which is included in (loss) gain on remeasurement, sale or write down of assets, net for the year ended December 31, 2011 (See Note 6—Property). Since the date of acquisition, the Company has included Superstition Springs Land in its consolidated financial statements.

(Dollars in thousands, except per share amounts)

16. Acquisitions: (Continued)

Fashion Outlets of Niagara:

On July 22, 2011, the Company acquired the Fashion Outlets of Niagara, a 529,059 square foot outlet center in Niagara Falls, New York. The initial purchase price of $200,000 was funded by a cash payment of $78,579 and the assumption of the mortgage note payable with a carrying value of $121,421 and a fair value of $130,006. The cash purchase price was funded from borrowings under the Company's line of credit.

The purchase and sale agreement includes contingent consideration based on the performance of the Fashion Outlets of Niagara from the acquisition date through July 21, 2014 that could increase the purchase price from the initial $200,000 up to a maximum of $218,667. The Company estimated the fair value of the contingent consideration as of December 31, 2011 to be $14,786, which has been included in other accrued liabilities as part of the fair value of the total liabilities assumed.

The following is a summary of the allocation of the fair value of the Fashion Outlets of Niagara:

Property	$228,720
Restricted cash	5,367
Deferred charges	10,383
Other assets, net	3,090
Total assets acquired	247,560
Mortgage note payable	130,006
Accounts payable	231
Other accrued liabilities	38,037
Total liabilities assumed	168,274
Fair value of acquired net assets	$ 79,286

The Company determined that the purchase price, including the estimated fair value of contingent consideration, represented the fair value of the assets acquired and liabilities assumed.

Since the date of acquisition, the Company has included the Fashion Outlets of Niagara in its consolidated financial statements. The Fashion Outlets of Niagara has generated incremental revenue of $11,021 and incremental expense of $11,961.

SDG Acquisition Properties:

On December 31, 2011, the Company acquired the SDG Acquisition Properties as a result of the SDG Transaction. The Company completed the SDG Transaction in order to gain 100% control of the SDG Acquisition Properties. In connection with the acquisition, the Company assumed the mortgage notes payable on Eastland Mall and Valley Mall. Prior to the acquisition, the Company had accounted for its investment in SDG Macerich under the equity method (See Note 4—Investments in Unconsolidated Joint Ventures). As a result of this transaction, the Company obtained 100% ownership of the SDG Acquisition Properties.

(Dollars in thousands, except per share amounts)

16. Acquisitions: (Continued)

The following is a summary of the allocation of the fair value of the SDG Acquisition Properties:

Property	$371,344
Tenant receivables	10,048
Deferred charges	30,786
Other assets, net	32,826
Total assets acquired	445,004
Mortgage notes payable	211,543
Accounts payable	10,416
Other accrued liabilities	18,578
Total liabilities assumed	240,537
Fair value of acquired net assets	$204,467

The Company determined that the purchase price represented the fair value of the assets acquired and liabilities assumed.

Other:

On April 29, 2011, the Company purchased a fee interest in a freestanding Kohl's store at Capitola Mall for $28,500. The purchase price was paid from cash on hand.

17. Discontinued Operations:

Mervyn's:

In June 2009, the Company recorded an impairment charge of $25,958, as it relates to the fee and/or ground leasehold interests in five former Mervyn's stores due to the anticipated loss on the sale of these properties in July 2009. The Company subsequently sold the properties in July 2009 for $52,689, resulting in an additional $456 loss related to transaction costs. The Company used the proceeds from the sales to pay down the Company's term loan and for general corporate purposes.

In June 2009, the Company recorded an impairment charge of $1,037 related to the anticipated loss on the sale of Village Center, a 170,801 square foot urban village property, in July 2009. The Company subsequently sold the property on July 14, 2009 for $11,912 in total proceeds, resulting in a gain of $144 related to a change in estimate in transaction costs. The Company used the proceeds from the sale to pay down the term loan and for general corporate purposes.

On September 29, 2009, the Company sold a leasehold interest in a former Mervyn's store for $4,510, resulting in a gain on sale of $4,087. The Company used the proceeds from the sale to pay down the Company's line of credit and for general corporate purposes.

On March 4, 2011, the Company sold a former Mervyn's store in Santa Fe, New Mexico, for $3,732, resulting in a loss of $1,913. The proceeds from the sale were used for general corporate purposes.

(Dollars in thousands, except per share amounts)

17. Discontinued Operations: (Continued)

On June 3, 2011, the Company disposed of six anchor stores at centers not owned by the Company (collectively referred to as the "GGP Anchor Stores"), including five former Mervyn's stores, as part of the GGP Exchange (See Note 4—Investments in Unconsolidated Joint Ventures). The Company determined that the fair value received in exchange for the GGP Anchor Stores was equal to their carrying value.

On October 14, 2011, the Company sold a former Mervyn's store in Salt Lake City, Utah for $8,061, resulting in a gain of $3,783. The proceeds from the sale were used for general corporate purposes.

On November 30, 2011, the Company sold a former Mervyn's store in West Valley City, Utah for $2,300, resulting in a loss of $200. The proceeds from the sale were used for general corporate purposes.

Shoppingtown Mall:

In June 2011, the Company recorded an impairment charge of $35,729 related to Shoppingtown Mall. As a result of the maturity default on the mortgage note payable (See Note 10—Mortgage Notes Payable) and the corresponding reduction of the estimated holding period, the Company wrote down the carrying value of the long-lived assets to its estimated fair value of $38,968. The Company had classified the estimated fair value as a Level 3 measurement due to the highly subjective nature of computation, which involve estimates of holding period, market conditions, future occupancy levels, rental rates, capitalization rates, lease-up periods and capital improvements.

On December 30, 2011, the Company conveyed Shoppingtown Mall to the mortgage note lender by a deed-in-lieu of foreclosure. As a result of the conveyance, the Company recognized an additional $3,929 loss on the disposal of the property.

Other:

During the fourth quarter 2009, the Company sold five non-core community centers for $71,275, resulting in an aggregate loss on sale of $16,933. The Company used the proceeds from the sale to pay down the Company's line of credit and for general corporate purposes.

The Company has classified the results of operations and gain or loss on sale for all of the above dispositions as discontinued operations for the years ended December 31, 2011, 2010 and 2009.

Revenues from discontinued operations were $12,052, $15,166 and $25,686 for the years ended December 31, 2011, 2010 and 2009, respectively. Loss from discontinued operations, including the net loss from disposition of assets, was $40,156, $3,126 and $41,984 for the years ended December 31, 2011, 2010 and 2009, respectively.

(Dollars in thousands, except per share amounts)

18. Future Rental Revenues:

Under existing non-cancelable operating lease agreements, tenants are committed to pay the following minimum rental payments to the Company:

Year Ending December 31,	
2012	$ 423,290
2013	371,049
2014	328,355
2015	289,347
2016	251,328
Thereafter	813,711
	$2,477,080

19. Commitments and Contingencies:

The Company has certain properties subject to non-cancelable operating ground leases. The leases expire at various times through 2107, subject in some cases to options to extend the terms of the lease. Certain leases provide for contingent rent payments based on a percentage of base rental income, as defined in the lease. Ground rent expenses were $8,607, $6,494 and $7,818 for the years ended December 31, 2011, 2010 and 2009, respectively. No contingent rent was incurred for the years ended December 31, 2011, 2010 or 2009.

Minimum future rental payments required under the leases are as follows:

Year Ending December 31,	
2012	$ 14,641
2013	14,774
2014	13,584
2015	12,441
2016	12,475
Thereafter	778,808
	$846,723

As of December 31, 2011 and 2010, the Company was contingently liable for $19,721 in letters of credit guaranteeing performance by the Company of certain obligations relating to the Centers. The Company does not believe that these letters of credit will result in a liability to the Company.

The Company has entered into a number of construction agreements related to its redevelopment and development activities. Obligations under these agreements are contingent upon the completion of the services within the guidelines specified in the agreement. At December 31, 2011, the Company had $2,131 in outstanding obligations, which it believes will be settled in 2012.

A putative class action complaint was filed on September 1, 2010 involving a single plaintiff based on alleged wage and hour violations. The parties reached a court approved settlement on December 9, 2011, which was not material to the Company's Consolidated Financial Statements.

(Dollars in thousands, except per share amounts)

20. Related-Party Transactions:

Certain unconsolidated joint ventures have engaged the Management Companies to manage the operations of the Centers. Under these arrangements, the Management Companies are reimbursed for compensation paid to on-site employees, leasing agents and project managers at the Centers, as well as insurance costs and other administrative expenses. The following are fees charged to unconsolidated joint ventures for the years ended December 31:

	2011	2010	2009
Management Fees	$26,838	$26,781	$24,323
Development and Leasing Fees	9,955	11,488	9,228
	$36,793	$38,269	$33,551

Certain mortgage notes on the properties are held by NML (See Note 10—Mortgage Notes Payable). Interest expense in connection with these notes was $16,743, $14,254 and $19,413 for the years ended December 31, 2011, 2010 and 2009, respectively. Included in accounts payable and accrued expenses is interest payable to these partners of $1,379 and $1,439 at December 31, 2011 and 2010, respectively.

As of December 31, 2011 and 2010, the Company had loans to unconsolidated joint ventures of $3,995 and $3,095, respectively. Interest income associated with these notes was $276, $184 and $46 for the years ended December 31, 2011, 2010 and 2009, respectively. These loans represent initial funds advanced to development stage projects prior to construction loan funding. Correspondingly, loan payables in the same amount have been accrued as an obligation by the various joint ventures.

Due from affiliates of $3,387 and $6,599 at December 31, 2011 and 2010, respectively, represents unreimbursed costs and fees due from unconsolidated joint ventures under management agreements.

21. Share and Unit-Based Plans:

The Company has established share and unit-based compensation plans for the purpose of attracting and retaining executive officers, directors and key employees.

2003 Equity Incentive Plan:

The 2003 Equity Incentive Plan ("2003 Plan") authorizes the grant of stock awards, stock options, stock appreciation rights, stock units, stock bonuses, performance-based awards, dividend equivalent rights and operating partnership units or other convertible or exchangeable units. As of December 31, 2011, stock awards, stock units, LTIP Units (as defined below), stock appreciation rights ("SARs") and stock options have been granted under the 2003 Plan. All stock options or other rights to acquire common stock granted under the 2003 Plan have a term of 10 years or less. These awards were generally granted based on certain performance criteria for the Company and the employees. None of the awards have performance requirements other than a service condition of continued employment unless otherwise provided. All awards are subject to restrictions determined by the Company's compensation committee. The aggregate number of shares of common stock that may be issued under the 2003 Plan is 13,825,428 shares. As of December 31, 2011, there were 7,827,542 shares available for issuance under the 2003 Plan.

(Dollars in thousands, except per share amounts)

21. Share and Unit-Based Plans: (Continued)

Stock Awards:

The value of the stock awards was determined by the market price of the common stock on the date of the grant. The following table summarizes the activity of non-vested stock awards during the years ended December 31, 2011, 2010 and 2009:

	2011		2010		2009	
	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Balance at beginning of year	63,351	$53.69	126,137	$69.53	275,181	$74.68
Granted	11,350	48.47	11,664	38.58	6,500	8.21
Vested	(53,571)	57.36	(74,143)	78.48	(155,077)	76.09
Forfeited	—	—	(307)	61.17	(467)	70.19
Balance at end of year	21,130	$40.68	63,351	$53.69	126,137	$69.53

Stock Units:

The stock units represent the right to receive upon vesting one share of the Company's common stock for one stock unit. The value of the outstanding stock units was determined by the market price of the Company's common stock on the date of the grant. The following table summarizes the activity of non-vested stock units during the years ended December 31, 2011, 2010 and 2009:

	2011		2010		2009	
	Units	Weighted Average Grant Date Fair Value	Units	Weighted Average Grant Date Fair Value	Units	Weighted Average Grant Date Fair Value
Balance at beginning of year	1,038,549	$ 7.17	1,567,597	$7.17	—	$ —
Granted	64,463	48.36	—	—	1,600,002	7.17
Vested	(519,272)	7.17	(529,048)	7.17	(32,405)	7.17
Forfeited	(7,400)	12.35	—	—	—	—
Balance at end of year	576,340	$11.71	1,038,549	$7.17	1,567,597	$7.17

SARs:

The SARs vested on March 15, 2011. The executives have up to 10 years from the grant date to exercise the SARs. Upon exercise, the executives will receive unrestricted common shares for the appreciation in value of the SARs from the grant date to the exercise date. The Company measured the grant date value of each SAR to be $7.68 using the Black-Scholes Option Pricing Model based upon the following assumptions: volatility of 22.52%, dividend yield of 5.23%, risk free rate of 3.15%, current value of $61.17 and an expected term of 8 years. The assumptions for volatility and dividend yield were based on the Company's historical experience as a publicly traded company, the current value was based on the closing price on the date of grant and the risk free rate was based upon the

(Dollars in thousands, except per share amounts)

21. Share and Unit-Based Plans: (Continued)

interest rate of the 10-year Treasury bond on the date of grant. The following table summarizes the activity of SARs awards during the years ended December 31, 2011, 2010 and 2009:

	2011		2010		2009	
	Units	Weighted Average Exercise Price	Units	Weighted Average Exercise Price	Units	Weighted Average Exercise Price
Balance at beginning of year	1,242,314	$56.56	1,324,700	$56.56	1,326,792	$56.63
Granted	—	—	—	—	31,323	$53.72
Exercised	—	—	—	—	—	—
Forfeited	(85,329)	$56.63	(82,386)	$56.63	(33,415)	$56.63
Balance at end of year	1,156,985	$56.55	1,242,314	$56.56	1,324,700	$56.56

Long-Term Incentive Plan Units:

Under the Long-Term Incentive Plan ("LTIP"), each award recipient is issued a form of operating partnership units ("LTIP Units") in the Operating Partnership. Upon the occurrence of specified events and subject to the satisfaction of applicable vesting conditions, LTIP Units are ultimately redeemable for common stock, or cash at the Company's option, on a one-unit for one-share basis. LTIP Units receive cash dividends based on the dividend amount paid on the common stock. The LTIP provides for both market-indexed awards and service-based awards.

On February 28, 2011, the Company granted 190,000 market-indexed LTIP Units to four executive officers at a weighted average grant date fair value of $43.30 per LTIP Unit. The new grants vest over a service period ending January 31, 2012.

The market-indexed LTIP Units vest based on the percentile ranking of the Company in terms of total return to stockholders (the "Total Return") per common stock share relative to the Total Return of a group of peer REITs, as measured in accordance with the award agreement. The service-based LTIP Units vest straight-line over the service period. The compensation cost is recognized under the graded attribution method for market-indexed LTIP awards and the straight-line method for the service-based LTIP awards.

(Dollars in thousands, except per share amounts)

21. Share and Unit-Based Plans: (Continued)

The fair value of the market-based LTIP Units is estimated on the date of grant using a Monte Carlo Simulation model. The stock price of the Company, along with the stock prices of the group of peer REITs (for market-indexed awards), is assumed to follow the Multivariate Geometric Brownian Motion Process. Multivariate Geometric Brownian Motion is a common assumption when modeling in financial markets, as it allows the modeled quantity (in this case, the stock price) to vary randomly from its current value and take any value greater than zero. The volatilities of the returns on the share price of the Company and the peer group REITs were estimated based on a look-back period. The expected growth rate of the stock prices over the "derived service period" is determined with consideration of the risk free rate as of the grant date.

The following table summarizes the activity of non-vested LTIP Units during the years ended December 31, 2011, 2010 and 2009:

	2011		2010		2009	
	Units	Weighted Average Grant Date Fair Value	Units	Weighted Average Grant Date Fair Value	Units	Weighted Average Grant Date Fair Value
Balance at beginning of year	272,226	$50.68	252,940	$55.50	299,350	$57.02
Granted	422,631	46.48	232,632	48.89	—	—
Vested	(504,857)	49.85	(213,346)	54.45	(46,410)	65.29
Forfeited	—	—	—	—	—	—
Balance at end of year	190,000	$43.30	272,226	$50.68	252,940	$55.50

Stock Options:

The following table summarizes the activity of stock options for the years ended December 31, 2011, 2010 and 2009:

	2011		2010		2009	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Balance at beginning of year	110,711	$75.08	110,711	$75.08	110,711	$75.08
Granted	—	—	—	—	—	—
Exercised	—	—	—	—	—	—
Forfeited	(108,011)	$76.05	—	—	—	—
Balance at end of year	2,700	$36.51	110,711	$75.08	110,711	$75.08

At December 31, 2011, all the stock options were fully vested. The weighted average remaining contractual life for the stock options outstanding was one and a half years.

(Dollars in thousands, except per share amounts)

21. Share and Unit-Based Plans: (Continued)

Directors' Phantom Stock Plan:

The Directors' Phantom Stock Plan offers non-employee members of the board of directors ("Directors") the opportunity to defer their cash compensation and to receive that compensation in common stock rather than in cash after termination of service or a predetermined period. Compensation generally includes the annual retainers payable by the Company to the Directors. Deferred amounts are generally credited as units of phantom stock at the beginning of each three-year deferral period by dividing the present value of the deferred compensation by the average fair market value of the Company's common stock at the date of award. Compensation expense related to the phantom stock award was determined by the amortization of the value of the stock units on a straight-line basis over the applicable three-year service period. The stock units (including dividend equivalents) vest as the Directors' services (to which the fees relate) are rendered. Vested phantom stock units are ultimately paid out in common stock on a one-unit for one-share basis. To the extent elected by a director, stock units receive dividend equivalents in the form of additional stock units based on the dividend amount paid on the common stock. The aggregate number of phantom stock units that may be granted under the Directors' Phantom Stock Plan is 500,000. As of December 31, 2011, there were 265,856 units available for grant under the Directors' Phantom Stock Plan. As of December 31, 2011, there was $549 of unrecognized cost related to non-vested phantom stock units.

The following table summarizes the activity of the non-vested phantom stock units for the years ended December 31, 2011, 2010 and 2009:

	2011		2010		2009	
	Units	Weighted Average Grant Date Fair Value	Units	Weighted Average Grant Date Fair Value	Units	Weighted Average Grant Date Fair Value
Balance at beginning of year	29,783	$34.18	—	$ —	3,209	$83.88
Granted	10,534	48.51	54,602	35.33	25,036	14.99
Vested	(24,572)	39.89	(24,819)	36.72	(28,245)	22.82
Forfeited	—	—	—	—	—	—
Balance at end of year	15,745	$34.84	29,783	$34.18	—	$ —

Employee Stock Purchase Plan ("ESPP"):

The ESPP authorizes eligible employees to purchase the Company's common stock through voluntary payroll deductions made during periodic offering periods. Under the ESPP common stock is purchased at a 10% discount from the lesser of the fair value of common stock at the beginning and ending of the offering period. A maximum of 750,000 shares of common stock is available for purchase under the ESPP. The number of shares available for future purchase under the plan at December 31, 2011 was 607,809.

Other Share-Based Plans:

Prior to the adoption of the 2003 Plan, the Company had several other share-based plans. Under these plans, 10,800 stock options were outstanding as of December 31, 2011. No additional shares may

(Dollars in thousands, except per share amounts)

21. Share and Unit-Based Plans: (Continued)

be issued under these plans. All stock options outstanding under these plans were fully vested as of December 31, 2005. As of December 31, 2011, all of the outstanding shares are exercisable at a weighted average price of $26.60. The weighted average remaining contractual life for options outstanding and exercisable was one year.

Compensation:

The following summarizes the compensation cost under the share and unit-based plans:

	2011	2010	2009
Stock awards	$ 749	$ 3,086	$ 6,964
Stock units	7,526	8,048	3,291
LTIP units	8,955	12,780	3,800
SARs	626	2,318	2,669
Stock options	—	402	596
Phantom stock units	980	911	643
	$18,836	$27,545	$17,963

On February 25, 2009, the Company reduced its workforce by 142 employees out of a total of approximately 2,845 regular and temporary employees. This reduction in workforce was a result of the Company's review and realignment of its strategic priorities, including its expectation of reduced development and redevelopment activity in the near future. As part of the plan, the Company accelerated the vesting of the share and unit-based awards of certain terminated employees. As a result of the modification of the awards, the Company recorded a reduction in compensation cost of $487.

On March 26, 2010, as part of a separation agreement with a former executive, the Company modified the terms of the awards of 83,794 stock units and 5,109 LTIP Units granted under the LTIP. In addition, on September 14, 2010, as part of a separation agreement with another former executive, the Company modified the terms of the awards of 37,242 stock units, 2,385 stock awards and 43,204 SARs then outstanding. As a result of these modifications, the Company recognized an additional $5,281 of compensation cost during the year ended December 31, 2010.

During the year ended December 31, 2011, as part of the separation agreements with six former employees, the Company modified the terms of 61,570 stock units, 2,281 stock awards and 43,204 SARs then outstanding. As a result of these modifications, the Company recognized additional compensation cost of $3,333.

The Company capitalized share and unit-based compensation costs of $6,231, $12,713 and $9,868 for the years ended December 31, 2011, 2010 and 2009, respectively.

The fair value of the stock awards and stock units that vested during the years ended December 31, 2011, 2010 and 2009 was $27,160, $23,469 and $2,217, respectively. Unrecognized compensation cost of share and unit-based plans at December 31, 2011 consisted of $565 from stock awards, $1,986 from stock units, $755 from LTIP Units and $549 from phantom stock units.

(Dollars in thousands, except per share amounts)

22. Employee Benefit Plans:

Profit Sharing Plan:

The Company has a retirement profit sharing plan that covers substantially all of its eligible employees. The plan is qualified in accordance with section 401(a) of the Internal Revenue Code. Effective January 1, 1995, this plan was modified to include a 401(k) plan whereby employees can elect to defer compensation subject to Internal Revenue Service withholding rules. This plan was further amended effective February 1, 1999 to add The Macerich Company Common Stock Fund as a new investment alternative under the plan. A total of 150,000 shares of common stock were reserved for issuance under the plan. Contributions by the Company to the plan were made at the discretion of the Board of Directors and were based upon a specified percentage of employee compensation. On January 1, 2004, the plan adopted the "Safe Harbor" provision under Sections 401(k)(12) and 401(m)(11) of the Internal Revenue Code. In accordance with these newly adopted provisions, the Company began matching contributions equal to 100 percent of the first three percent of compensation deferred by a participant and 50 percent of the next two percent of compensation deferred by a participant. During the years ended December 31, 2011, 2010 and 2009, these matching contributions made by the Company were $3,077, $3,502 and $3,189, respectively. Contributions are recognized as compensation in the period they are made.

Deferred Compensation Plans:

The Company has established deferred compensation plans under which key executives of the Company may elect to defer receiving a portion of their cash compensation otherwise payable in one calendar year until a later year. The Company may, as determined by the Board of Directors in its sole discretion prior to the beginning of the plan year, credit a participant's account with a matching amount equal to a percentage of the participant's deferral. The Company contributed $570, $586 and $698 to the plans during the years ended December 31, 2011, 2010 and 2009, respectively. Contributions are recognized as compensation in the periods they are made.

23. Income Taxes:

For income tax purposes, distributions paid to common stockholders consist of ordinary income, capital gains, unrecaptured Section 1250 gain and return of capital or a combination thereof. The following table details the components of the distributions, on a per share basis, for the years ended December 31:

	2011		2010		2009	
Ordinary income	$0.85	41.5%	$0.57	27.1%	$0.09	3.3%
Capital gains	0.01	0.5%	0.04	1.9%	1.12	43.2%
Unrecaptured Section 1250 gain	0.04	2.0%	—	0.0%	0.93	35.8%
Return of capital	1.15	56.0%	1.49	71.0%	0.46	17.7%
Dividends paid	$2.05	100.0%	$2.10	100.0%	$2.60	100.0%

The Company has made Taxable REIT Subsidiary elections for all of its corporate subsidiaries other than its Qualified REIT Subsidiaries. The elections, effective for the year beginning January 1, 2001 and future years were made pursuant to Section 856(l) of the Internal Revenue Code.

(Dollars in thousands, except per share amounts)

23. Income Taxes: (Continued)

The income tax benefit of the TRSs for the years ended December 31, 2011, 2010 and 2009 are as follows:

	2011	2010	2009
Current	$ —	$ (11)	$ (264)
Deferred	6,110	9,213	5,025
Income tax benefit	$6,110	$9,202	$4,761

Income tax benefit of the TRSs for the years ended December 31, 2011, 2010 and 2009 are reconciled to the amount computed by applying the Federal Corporate tax rate as follows:

	2011	2010	2009
Book loss for TRSs	$(19,558)	$(19,896)	$(15,371)
Tax at statutory rate on earnings from continuing operations before income taxes	$ 6,650	$ 6,765	$ 5,226
Other	(540)	2,437	(465)
Income tax benefit	$ 6,110	$ 9,202	$ 4,761

The net operating loss carryforwards are currently scheduled to expire through 2031, beginning in 2021. Net deferred tax assets of $26,829 and $19,525 were included in deferred charges and other assets, net at December 31, 2011 and 2010, respectively. The tax effects of temporary differences and carryforwards of the TRSs included in the net deferred tax assets at December 31, 2011 and 2010 are summarized as follows:

	2011	2010
Net operating loss carryforwards	$29,045	$20,292
Property, primarily differences in depreciation and amortization, the tax basis of land assets and treatment of certain other costs	(4,442)	(3,097)
Other	2,226	2,330
Net deferred tax assets	$26,829	$19,525

The following is a reconciliation of the unrecognized tax benefits for the years ended December 31, 2011, 2010 and 2009:

	2011	2010	2009
Unrecognized tax benefits at beginning of year	$—	$ 2,420	$2,201
Gross increases for tax positions of current year	—	—	651
Gross decreases for tax positions of current year	—	(2,420)	(432)
Unrecognized tax benefits at end of year	$—	$ —	$2,420

(Dollars in thousands, except per share amounts)

23. Income Taxes: (Continued)

The tax years 2008 through 2010 remain open to examination by the taxing jurisdictions to which the Company is subject. The Company does not expect that the total amount of unrecognized tax benefit will materially change within the next 12 months.

24. Quarterly Financial Data (Unaudited):

The following is a summary of quarterly results of operations for the years ended December 31, 2011 and 2010:

	2011 Quarter Ended				2010 Quarter Ended			
	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
Revenues(1)	$215,315	$202,683	$190,940	$191,069	$200,334	$189,471	$181,226	$182,114
Net income (loss) available to common stockholders(2)	$163,107	$ 12,941	$ (19,216)	$ 34	$ 23,558	$ 8,429	$ (440)	$ (6,357)
Net income (loss) available to common stockholders per share-basic	$ 1.23	$ 0.10	$ (0.15)	$ —	$ 0.18	$ 0.06	$ (0.01)	$ (0.08)
Net income (loss) available to common stockholders per share-diluted	$ 1.23	$ 0.10	$ (0.15)	$ —	$ 0.18	$ 0.06	$ (0.01)	$ (0.08)

(1) Revenues as reported on the Company's Quarterly Reports on Form 10-Q have been reclassified to reflect adjustments for discontinued operations.

(2) Net income available to common stockholders for the quarter ended December 31, 2011 includes a gain of $188,264 from the SDG Transaction (See Note 4—Investments in Unconsolidated Joint Ventures) and an impairment loss of $45,458 related to the reduction of the expected holding period of certain long-lived assets (See Note 6—Property).

25. Subsequent Events:

On January 27, 2012, the Company announced a dividend/distribution of $0.55 per share for common stockholders and OP Unit holders of record on February 22, 2012. All dividends/distributions will be paid 100% in cash on March 8, 2012.

Report of Independent Registered Public Accounting Firm

The Board of Advisors and Partners of
Pacific Premier Retail LP:

We have audited the accompanying consolidated balance sheets of Pacific Premier Retail LP and subsidiaries (a Delaware limited partnership) (the "Partnership") as of December 31, 2011 and 2010, and the related consolidated statements of operations, capital and cash flows for each of the years in the two-year period ended December 31, 2011. In connection with our audits of the consolidated financial statements, we have also audited the related 2011 and 2010 information in the Partnership's financial statement schedule III—Real Estate and Accumulated Depreciation listed in the Index at Item 15. These consolidated financial statements and the financial statement schedule are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pacific Premier Retail LP and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related 2011 and 2010 information in the financial statement schedule III—Real Estate and Accumulated Depreciation, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Los Angeles, Califonia
February 24, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees and Stockholders of
Pacific Premier Retail Trust

We have audited the consolidated statements of operations, equity, and cash flows of Pacific Premier Retail Trust, a Maryland Real Estate Investment Trust (the "Trust"), for the year ended December 31, 2009. Our audit also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Trust's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the results of the Trust's operations and its cash flows for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As set forth in Note 1 to the accompanying financial statements, the Trust became a wholly-owned subsidiary of Pacific Premier Retail LP.

/s/ DELOITTE & TOUCHE LLP

Deloitte & Touche LLP
Los Angeles, California
February 26, 2010

PACIFIC PREMIER RETAIL LP

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except par values)

	December 31,	
	2011	2010
ASSETS:		
Property, net	$ 980,774	$1,004,003
Cash and cash equivalents	40,150	37,572
Restricted cash	1,532	—
Tenant receivables, net	5,549	5,705
Deferred rent receivable	11,746	11,987
Deferred charges, net	31,423	33,750
Other assets	7,052	8,169
Total assets	$1,078,226	$1,101,186
LIABILITIES AND CAPITAL:		
Mortgage notes payable:		
Related parties	$ 157,650	$ 59,748
Others	816,483	922,950
Total	974,133	982,698
Accounts payable	924	1,723
Accrued interest payable	4,041	3,885
Tenant security deposits	1,711	1,707
Other accrued liabilities	23,874	28,275
Due to related parties	796	1,225
Total liabilities	1,005,479	1,019,513
Commitments and contingencies		
Capital:		
Partners' capital:		
General Partner	—	—
Limited Partners:		
Preferred capital (250 and 625 Series A Preferred Units issued and outstanding at December 31, 2011 and 2010, respectively)	625	2,500
Common capital (111,691 Class A and 107,920 Class B Units issued and outstanding at December 31, 2011 and 2010)	72,178	79,315
Total partners' capital	72,803	81,815
Noncontrolling interests	(56)	(142)
Total capital	72,747	81,673
Total liabilities and capital	$1,078,226	$1,101,186

The accompanying notes are an integral part of these consolidated financial statements.

PACIFIC PREMIER RETAIL LP

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands)

	For the years ended December 31,		
	2011	2010	2009
Revenues:			
Minimum rents	$133,191	$131,204	$131,785
Percentage rents	6,124	5,487	5,039
Tenant recoveries	55,088	50,626	50,074
Other	5,248	6,688	4,583
Total revenues	199,651	194,005	191,481
Expenses:			
Maintenance and repairs	12,268	12,082	11,232
Real estate taxes	16,578	16,266	15,547
Management fees	6,810	6,677	6,634
General and administrative	8,791	5,540	6,043
Ground rent	1,587	1,580	1,467
Insurance	2,070	2,008	2,172
Utilities	5,921	5,896	6,074
Security	5,516	5,419	5,329
Interest	50,174	51,796	51,466
Depreciation and amortization	41,448	38,928	36,345
Total expenses	151,163	146,192	142,309
Gain on disposition of assets	—	468	—
Loss on early extinguishment of debt	—	(1,352)	—
Net income	48,488	46,929	49,172
Less net income attributable to noncontrolling interests	182	212	224
Net income attributable to the Partnership	$ 48,306	$ 46,717	$ 48,948

The accompanying notes are an integral part of these consolidated financial statements.

PACIFIC PREMIER RETAIL LP

CONSOLIDATED STATEMENTS OF CAPITAL

(Dollars in thousands)

	Partners' Capital						
	General Partner's Capital	Limited Partners' Preferred Capital	Limited Partners' Common Capital	Accumulated Other Comprehensive Loss	Total Partners' Capital	Noncontrolling Interests	Total Capital
Balance January 1, 2009	$ —	$ 2,500	$169,825	$ —	$172,325	$ 1,250	$173,575
Comprehensive income:							
Net income	—	375	48,573	—	48,948	224	49,172
Interest rate cap agreement	—	—	—	(30)	(30)	—	(30)
Total comprehensive income	—	375	48,573	(30)	48,918	224	49,142
Distributions to Macerich PPR Corp.	—	(152)	(65,295)	—	(65,447)	—	(65,447)
Distributions to Ontario Teachers' Pension Plan Board	—	(148)	(63,090)	—	(63,238)	—	(63,238)
Distributions to noncontrolling interests	—	—	—	—	—	(2,230)	(2,230)
Other distributions	—	(75)	—	—	(75)	—	(75)
Adjustment of noncontrolling interests in the Partnership	—	—	(965)	—	(965)	965	—
Balance December 31, 2009	—	2,500	89,048	(30)	91,518	209	91,727
Comprehensive income:							
Net income	—	375	46,342	—	46,717	212	46,929
Interest rate cap agreement	—	—	—	30	30	—	30
Total comprehensive income	—	375	46,342	30	46,747	212	46,959
Distributions to Macerich PPR Corp.	—	(152)	(28,517)	—	(28,669)	—	(28,669)
Distributions to Ontario Teachers' Pension Plan Board	—	(148)	(27,554)	—	(27,702)	—	(27,702)
Distributions to noncontrolling interests	—	—	—	—	—	(567)	(567)
Other distributions	—	(75)	—	—	(75)	—	(75)
Adjustment of noncontrolling interests in the Partnership	—	—	(4)	—	(4)	4	—
Balance December 31, 2010	—	2,500	79,315	—	81,815	(142)	81,673
Net income	—	225	48,081	—	48,306	182	48,488
Distributions to Macerich PPR Corp.	—	(76)	(29,100)	—	(29,176)	—	(29,176)
Distributions to Ontario Teachers' Pension Plan Board	—	(74)	(28,118)	—	(28,192)	—	(28,192)
Distributions to noncontrolling interests	—	—	—	—	—	(96)	(96)
Exchange of Preferred Units for common units	—	(2,000)	2,000	—	—	—	—
Other distributions	—	(75)	—	—	(75)	—	(75)
Series A preferred units issued	—	125	—	—	125	—	125
Balance December 31, 2011	$ —	$ 625	$ 72,178	$ —	$ 72,803	$ (56)	$ 72,747

The accompanying notes are an integral part of these consolidated financial statements.

PACIFIC PREMIER RETAIL LP
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	For the years ended December 31,		
	2011	2010	2009
Cash flows from operating activities:			
Net income	$ 48,488	$ 46,929	$ 49,172
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for doubtful accounts	1,297	1,088	1,270
Gain on disposition of asset	—	(468)	—
Depreciation and amortization	44,140	41,402	37,589
Changes in assets and liabilities:			
Tenant receivables	(1,141)	19	(3,192)
Deferred rent receivable	241	(1,034)	(923)
Other assets	1,117	12,596	(12,890)
Accounts payable	(548)	(197)	143
Accrued interest payable	156	(143)	390
Tenant security deposits	4	(20)	(857)
Other accrued liabilities	(3,876)	4,549	7,840
Due to related parties	(429)	1,379	(1,331)
Net cash provided by operating activities	89,449	106,100	77,211
Cash flows from investing activities:			
Acquistions of property and improvements	(14,619)	(27,185)	(33,881)
Deferred leasing costs	(4,061)	(17,309)	(3,015)
Restricted cash	(1,532)	1,455	153
Net cash used in investing activities	(20,212)	(43,039)	(36,743)
Cash flows from financing activities:			
Proceeds from mortgage notes payable	—	350,000	72,428
Payments on mortgage notes payable	(8,565)	(365,433)	(5,148)
Proceeds from issuance of Series A Preferred Units	125	—	—
Distributions	(57,314)	(56,638)	(147,765)
Dividends to preferred unitholders	(225)	(375)	(375)
Deferred financing costs	(680)	(1,555)	(5,563)
Net cash used in financing activities	(66,659)	(74,001)	(86,423)
Net increase (decrease) in cash and cash equivalents	2,578	(10,940)	(45,955)
Cash and cash equivalents, beginning of year	37,572	48,512	94,467
Cash and cash equivalents, end of year	$ 40,150	$ 37,572	$ 48,512
Supplemental cash flow information:			
Cash payment for interest, net of amounts capitalized	$ 47,473	$ 49,814	$ 50,381

The accompanying notes are an integral part of these consolidated financial statements.

(Dollars in thousands, except per share amounts)

1. Organization:

On February 12, 1999, Macerich PPR Corp. (the "Corp"), an indirect wholly owned subsidiary of The Macerich Company (the "Company"), and Ontario Teachers' Pension Plan Board ("Ontario Teachers") formed the Pacific Premier Retail Trust (the "Trust") to acquire and operate a portfolio of regional shopping centers (the "Centers"). The Trust was organized to qualify as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended.

During 2011, Pacific Premier Retail LP (the "Partnership") was formed as a holding company for the partners' investment in the Trust, a wholly owned subsidiary of the Partnership. There was no change in the partners' ownership interests in the Partnership as compared to their historical ownership in the Trust. The Partnership is owned 51% by the Corp and 49% by Ontario Teachers. Accordingly, there was no financial accounting impact as these are entities under common control and carryover basis was used for the Partnership. The accompanying consolidated financial statements are referred to as the Partnership's for all periods presented.

Included in the Centers is a 99% interest in Los Cerritos Center and Stonewood Center, all other Centers are held at 100%.

The Centers as of December 31, 2011 and their locations are as follows:

Center	Location
Cascade Mall	Burlington, Washington
Creekside Crossing	Redmond, Washington
Cross Court Plaza	Burlington, Washington
Kitsap Mall	Silverdale, Washington
Kitsap Place	Silverdale, Washington
Lakewood Center	Lakewood, California
Los Cerritos Center	Cerritos, California
North Point Plaza	Silverdale, Washington
Redmond Town Center	Redmond, Washington
Redmond Office	Redmond, Washington
Stonewood Center	Downey, California
Washington Square	Portland, Oregon
Washington Square Too	Portland, Oregon

2. Summary of Significant Accounting Policies:

Basis of Presentation:

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in the United States of America. All intercompany accounts and transactions have been eliminated in the consolidated financial statements.

Cash and Cash Equivalents:

The Partnership considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents, for which cost approximates fair value.

(Dollars in thousands, except per share amounts)

2. Summary of Significant Accounting Policies: (Continued)

Tenant Receivables:

Included in tenant receivables are accrued percentage rents of $1,990 and $1,678 and an allowance for doubtful accounts of $708 and $619 at December 31, 2011 and 2010, respectively.

Revenues:

Minimum rental revenues are recognized on a straight-line basis over the terms of the related lease. The difference between the amount of rent due in a year and the amount recorded as rental income is referred to as the "straight-line rent adjustment." Rental income was (decreased) increased by ($241), $1,034, and $923 during the years ended December 31, 2011, 2010 and 2009, respectively, due to the straight-line rent adjustment. Percentage rents are recognized on an accrual basis and are accrued when tenants' specified sales targets have been met.

Estimated recoveries from certain tenants for their pro rata share of real estate taxes, insurance and other shopping center operating expenses are recognized as revenues in the period the applicable expenses are incurred. Other tenants pay a fixed rate and these tenant recoveries are recognized into revenue on a straight-line basis over the term of the related leases.

Property:

Costs related to the redevelopment, construction and improvement of properties are capitalized. Interest incurred on redevelopment and construction projects is capitalized until construction is substantially complete.

Maintenance and repair expenses are charged to operations as incurred. Costs for major replacements and betterments, which includes HVAC equipment, roofs, parking lots, etc. are capitalized and depreciated over their estimated useful lives. Gains and losses are recognized upon disposal or retirement of the related assets and are reflected in earnings.

Property is recorded at cost and is depreciated using a straight-line method over the estimated lives of the assets as follows:

Building and improvements	5 - 40 years
Tenant improvements	5 - 7 years
Equipment and furnishings	5 - 7 years

Accounting for Impairment:

The Partnership assesses whether an indicator of impairment in the value of its properties exists by considering expected future operating income, trends and prospects, as well as the effects of demand, competition and other economic factors. Such factors include projected rental revenue, operating costs and capital expenditures as well as estimated holding periods and capitalization rates. If an impairment indicator exists, the determination of recoverability is made based upon the estimated undiscounted future net cash flows, excluding interest expense. The amount of impairment loss, if any, is determined by comparing the fair value, as determined by a discounted cash flows analysis, with the carrying value of the related assets. The Partnership generally holds and operates its properties long-term, which

(Dollars in thousands, except per share amounts)

2. Summary of Significant Accounting Policies: (Continued)

decreases the liklihood of its carrying values not being recoverable. Properties classified as held for sale are measured at the lower of the carrying amount or fair value less cost to sell. There was no impairment of properties during the years ended December 31, 2011, 2010 or 2009.

Deferred Charges:

Costs relating to obtaining tenant leases are deferred and amortized over the initial term of the agreement using the straight-line method. Costs relating to financing of properties are deferred and amortized over the life of the related loan using the straight-line method, which approximates the effective interest method. The range of terms of the agreements is as follows:

Deferred lease costs	1 - 9 years
Deferred finance costs	1 - 12 years

Included in deferred charges is accumulated amortization of $17,376 and $13,806 at December 31, 2011 and 2010, respectively.

Derivatives and Hedging Activities:

The Partnership recognizes all derivatives in the consolidated financial statements and measures the derivatives at fair value. The Partnership uses interest rate swap and cap agreements (collectively, "interest rate agreements") in the normal course of business to manage or reduce its exposure to adverse fluctuations in interest rates. The Partnership designs its hedges to be effective in reducing the risk exposure that they are designated to hedge. Any instrument that meets the cash flow hedging criteria is formally designated as a cash flow hedge at the inception of the derivative contract. On an ongoing quarterly basis, the Partnership adjusts its balance sheet to reflect the current fair value of its derivatives. To the extent they are effective, changes in fair value of derivatives are recorded in comprehensive income. Ineffective portions, if any, are included in net income. If any derivative instrument used for risk management does not meet the hedging criteria, it is marked-to-market each period in the consolidated statements of operations.

Fair Value of Financial Instruments:

Fair value hierarchy distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity and the reporting entity's own assumptions about market participant assumptions.

Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities that the Partnership has the ability to access. Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair

(Dollars in thousands, except per share amounts)

2. Summary of Significant Accounting Policies: (Continued)

value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Partnership's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The Partnership calculates the fair value of financial instruments and includes this additional information in the notes to consolidated financial statements when the fair value is different than the carrying value of those financial instruments. When the fair value reasonably approximates the carrying value, no additional disclosure is made.

The fair values of interest rate agreements are determined using the market standard methodology of discounting the future expected cash receipts that would occur if variable interest rates fell below or rose above the strike rate of the interest rate agreements. The variable interest rates used in the calculation of projected receipts on the interest rate agreements are based on an expectation of future interest rates derived from observable market interest rate curves and volatilities. The Partnership incorporates credit valuation adjustments to appropriately reflect both its own nonperformance risk and the respective counterparty's nonperformance risk in the fair value measurements. In adjusting the fair value of its derivative contracts for the effect of nonperformance risk, the Partnership has considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees.

Concentration of Risk:

The Partnership maintains its cash accounts in a number of commercial banks. Accounts at these banks are guaranteed by the Federal Deposit Insurance Corporation ("FDIC") up to $250. At various times during the year, the Partnership had deposits in excess of the FDIC insurance limit.

No tenants represented more than 10% of total minimum rents during the years ended December 31, 2011, 2010 or 2009.

Management Estimates:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Derivative Instruments and Hedging Activities:

As of December 31, 2011 and 2010, the Partnership did not have any outstanding derivative instruments.

Amounts paid (received) as a result of interest rate agreements are recorded as an addition (reduction) to (of) interest expense. The Partnership recorded other comprehensive income (loss) related to the marking-to-market of an interest rate agreement of $0, $30 and ($30) for the years ended December 31, 2011, 2010 and 2009, respectively.

(Dollars in thousands, except per share amounts)

4. Property:

Property at December 31, 2011 and 2010 consists of the following:

	2011	2010
Land	$ 269,508	$ 267,673
Building improvements	955,624	953,241
Tenant improvements	64,122	55,891
Equipment and furnishings	11,981	10,560
Construction in progress	3,447	5,425
	1,304,682	1,292,790
Less accumulated depreciation	(323,908)	(288,787)
	$ 980,774	$1,004,003

Depreciation expense for the years ended December 31, 2011, 2010 and 2009 was $37,051, $35,018 and $32,973, respectively.

5. Mortgage Notes Payable:

Mortgage notes payable at December 31, 2011 and 2010 consist of the following:

	Carrying Amount of Mortgage Notes						
	2011		2010				
Property Pledged as Collateral	Related Party	Other	Related Party	Other	Interest Rate(a)	Monthly Payment Term(b)	Maturity Date
Lakewood Center	$ —	$250,000	$ —	$250,000	5.43%	1,127	2015
Los Cerritos Center(c)	99,467	99,467	—	200,000	4.50%	474	2018
Redmond Office(d)	58,183	—	59,748	—	7.52%	500	2014
Stonewood Center	—	111,510	—	114,000	4.67%	640	2017
Washington Square	—	240,506	—	243,950	6.04%	1,499	2016
Pacific Premier Retail Trust(e)	—	115,000	—	115,000	5.16%	363	2013
	$157,650	$816,483	$59,748	$922,950			

(a) The interest rate disclosed represents the effective interest rate, including the deferred finance costs.

(b) This represents the monthly payment of principal and interest.

(c) On July 1, 2011, the Partnership replaced the existing loan with a new $200,000 loan that bears interest at 4.50% and matures on July 1, 2018. Half of the loan proceeds were funded by Northwestern Mutual Life ("NML"), which is a joint venture partner of the Company (See Note 6—Related Party Transactions).

(d) The note is payable to NML (See Note 6—Related Party Transactions).

(e) The credit facility is cross-collateralized by Cascade Mall, Kitsap Mall and Redmond Town Center. The total interest rate was 5.16% and 5.06% at December 31, 2011 and 2010, respectively.

(Dollars in thousands, except per share amounts)

5. Mortgage Notes Payable: (Continued)

Certain mortgage loan agreements contain a prepayment penalty provision for the early extinguishment of the debt.

Total interest costs capitalized for the years ended December 31, 2011, 2010 and 2009 were $126, $380 and $549, respectively.

The fair value of mortgage notes payable at December 31, 2011 and 2010 was $1,044,345 and $1,043,447, respectively, based on current interest rates for comparable loans. The method for computing fair value was determined using a present value model and an interest rate that included a credit value adjustment based on the estimated value of the property that serves as collateral for the underlying debt.

The above debt matures as follows:

Year Ending December 31,	Amount
2012	$ 11,245
2013	126,876
2014	65,261
2015	261,135
2016	231,549
Thereafter	278,067
	$974,133

6. Related Party Transactions:

The Partnership engages Macerich Management Company ("Management Company"), which is owned by the Company, to manage the operations of the Partnership. The Management Company provides property management, leasing, corporate, redevelopment and acquisitions services to the properties of the Partnership. Under these arrangements, the Management Company is reimbursed for compensation paid to on-site employees, leasing agents and project managers at the properties, as well as insurance costs and other administrative expenses. In consideration of these services, the Management Company receives monthly management fees of 4.0% of the gross monthly rental revenue of the properties. During the years ended 2011, 2010 and 2009, the Partnership incurred management fees of $6,810, $6,677 and $6,634, respectively, to the Management Company.

A portion of the mortgage note payable collateralized by Los Cerritos Center and the mortgage note collateralized by Redmond Office are held by NML, one of the Company's joint venture partners. In connection with these notes, interest expense was $6,649, $4,536 and $4,450, during the years ended December 31, 2011, 2010 and 2009, respectively.

7. Income Taxes:

The Trust elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, commencing with its taxable year ended December 31, 1999. To qualify as a REIT, the Trust must meet a number of organizational and operational requirements, including a requirement that it distribute at least 90% of its taxable income to its stockholders. It is the Trust's current intention to adhere to these

(Dollars in thousands, except per share amounts)

7. Income Taxes: (Continued)

requirements and maintain the Trust's REIT status. As a REIT, the Trust generally will not be subject to corporate level federal income tax on net income it distributes currently to its stockholders. As such, no provision for federal income taxes has been included in the accompanying consolidated financial statements. If the Trust fails to qualify as a REIT in any taxable year, then it will be subject to federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not be able to qualify as a REIT for four subsequent taxable years. Even if the Trust qualifies for taxation as a REIT, the Trust may be subject to certain state and local taxes on its income and property and to federal income and excise taxes on its undistributed taxable income, if any.

For income tax purposes, distributions consist of ordinary income, capital gains, return of capital or a combination thereof. The following table details the components of the distributions, on a per share basis, for the years ended December 31:

	2011		2010		2009	
Ordinary income	$258.64	99.5%	$237.04	92.8%	$267.98	40.5%
Return of capital	1.22	0.5%	18.28	7.2%	394.03	59.5%
Dividends paid	$259.86	100.0%	$255.32	100.0%	$662.01	100.0%

8. Future Rental Revenues:

Under existing non-cancelable operating lease agreements, tenants are committed to pay the following minimum rental payments to the Partnership:

Year Ending December 31,	Amount
2012	$119,892
2013	102,473
2014	81,849
2015	68,688
2016	55,980
Thereafter	202,231
	$631,113

9. Preferred Units:

On October 6, 1999, the Trust issued 125 Series A Preferred Units of Beneficial Interest ("Preferred Units") for proceeds totaling $500 in a private placement that pay a semiannual dividend equal to $300 per unit. On October 26, 1999, the Trust issued 254 and 246 additional Preferred Units to the Corp and Ontario Teachers, respectively. The Preferred Units can be redeemed by the Trust at any time with 15 days notice for $4,000 per unit plus accumulated and unpaid dividends and the applicable redemption premium. The Preferred Units have limited voting rights.

On November 4, 2011, the Corp and Ontario Teachers contributed their common units and Preferred Units in the Trust to the Partnership in exchange for common units in the Partnership.

(Dollars in thousands, except per share amounts)

9. Preferred Units: (Continued)

On December 16, 2011, in connection with its formation, PPRT Redmond Office REIT I LP ("Redmond Office REIT"), an affiliate of the Partnership, issued 125 Preferred Units to qualified purchasers. These units can be redeemed by the Redmond Office REIT at any time for $1,000 per unit plus any accumulated but unpaid dividends and the applicable redemption premium. These Preferred Units pay an annual dividend equal to $125 per unit.

10. Commitments:

The Partnership has certain properties subject to non-cancelable operating ground leases. The leases expire at various times through 2069, subject in some cases to options to extend the terms of the lease. Ground rent expense was $1,587, $1,580 and $1,467 for the years ended December 31, 2011, 2010 and 2009, respectively.

Minimum future rental payments required under the leases are as follows:

Year Ending December 31,	Amount
2012	$ 1,599
2013	1,598
2014	1,599
2015	1,598
2016	1,599
Thereafter	64,971
	$72,964

11. Noncontrolling Interests:

Included in permanent equity are outside ownership interests in Los Cerritos Center and Stonewood Center. The joint venture partners do not have rights that require the Partnership to redeem the ownership interests in either cash or stock.

12. Subsequent Events:

The Partnership evaluated activity through February 24, 2012 (the issue date of these Consolidated Financial Statements) and concluded that no subsequent events have occurred that would require recognition or additional disclosure.

THE MACERICH COMPANY

Schedule III—Real Estate and Accumulated Depreciation

December 31, 2011

(Dollars in thousands)

	Initial Cost to Company				Gross Amount at Which Carried at Close of Period						
Shopping Centers/Entities	Land	Building and Improvements	Equipment and Furnishings	Cost Capitalized Subsequent to Acquisition	Land	Building and Improvements	Equipment and Furnishings	Construction in Progress	Total	Accumulated Depreciation	Total Cost Net of Accumulated Depreciation
Black Canyon Auto Park	$ 20,600	$ —	$ —	$ 7,102	$ 19,555	$ —	$ —	$ 8,147	$ 27,702	$ —	$ 27,702
Black Canyon Retail	—	—	—	518	—	—	—	518	518	—	518
Borgata, The	3,667	28,080	—	(11,512)	1,162	18,946	127	—	20,235	11,360	8,875
Cactus Power Center	15,374	—	—	17,632	12,358	—	—	20,648	33,006	—	33,006
Capitola Mall	20,395	59,221	—	8,644	20,392	66,690	1,107	71	88,260	23,909	64,351
Carmel Plaza	9,080	36,354	—	15,841	9,080	52,001	194	—	61,275	18,864	42,411
Chandler Fashion Center	24,188	223,143	—	7,959	24,188	228,938	2,083	81	255,290	62,157	193,133
Chesterfield Towne Center	18,517	72,936	2	40,621	18,517	110,818	2,423	318	132,076	56,468	75,608
Coolidge Holding	—	—	—	73	—	—	—	73	73	—	73
Danbury Fair Mall	130,367	316,951	—	82,236	141,795	379,143	4,155	4,461	529,554	65,256	464,298
Deptford Mall	48,370	194,250	—	26,373	61,029	206,421	1,164	379	268,993	30,910	238,083
Desert Sky Mall	9,447	37,245	12	630	9,447	37,585	298	4	47,334	1,424	45,910
Eastland Mall	22,050	151,605	—	—	22,050	151,605	—	—	173,655	—	173,655
Estrella Falls	10,550	—	—	68,468	10,747	38	—	68,233	79,018	4	79,014
Estrella Falls, The Market at	—	—	—	9,675	—	9,675	—	—	9,675	1,129	8,546
Fashion Outlets of Chicago	—	—	—	8,591	—	—	—	8,591	8,591	—	8,591
Fashion Outlets of Niagara	18,581	210,139	—	152	18,581	209,876	—	415	228,872	3,616	225,256
Fiesta Mall	19,445	99,116	—	56,573	36,601	138,341	192	—	175,134	25,149	149,985
Flagstaff Mall	5,480	31,773	—	16,307	5,480	47,558	349	173	53,560	11,206	42,354
Flagstaff Mall, The Marketplace at	—	—	—	52,836	—	52,830	6	—	52,836	9,370	43,466
Freehold Raceway Mall	164,986	362,841	—	87,342	168,098	443,611	2,582	878	615,169	87,906	527,263
Fresno Fashion Fair	17,966	72,194	—	43,572	17,966	114,262	1,504	—	133,732	43,970	89,762
Great Northern Mall	12,187	62,657	—	7,541	12,635	68,607	408	735	82,385	16,121	66,264
Green Tree Mall	4,947	14,925	332	35,414	4,947	49,800	871	—	55,618	37,529	18,089
Hilton Village	—	19,067	—	1,266	—	20,206	127	—	20,333	3,762	16,571
La Cumbre Plaza	18,122	21,492	—	21,647	17,280	43,753	228	—	61,261	13,546	47,715
Lake Square Mall	6,386	14,739	—	—	6,386	14,739	—	—	21,125	—	21,125

See accompanying reports of independent registered public accounting firms

THE MACERICH COMPANY

Schedule III—Real Estate and Accumulated Depreciation (Continued)

December 31, 2011

(Dollars in thousands)

	Initial Cost to Company			Cost Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at Close of Period						
Shopping Centers/Entities	Land	Building and Improvements	Equipment and Furnishings		Land	Building and Improvements	Equipment and Furnishings	Construction in Progress	Total	Accumulated Depreciation	Total Cost Net of Accumulated Depreciation
Macerich Cerritos Adjacent, LLC	—	6,448	—	(5,692)	—	756	—	—	756	212	544
Macerich Management Company	—	2,237	26,562	47,309	1,907	5,709	62,889	5,603	76,108	45,392	30,716
MACWH, LP	—	25,771	—	24,361	10,777	30,704	223	8,428	50,132	4,823	45,309
Mervyn's (former locations)	37,252	119,850	—	17,177	37,253	127,011	302	9,713	174,279	16,575	157,704
Northgate Mall	8,400	34,865	841	97,010	13,414	124,583	3,077	42	141,116	43,879	97,237
Northridge Mall	20,100	101,170	—	13,227	20,100	113,197	1,200	—	134,497	29,092	105,405
NorthPark Mall	7,746	74,661	—	—	7,746	74,661	—	—	82,407	—	82,407
Oaks, The	32,300	117,156	—	231,420	56,064	322,398	2,135	279	380,876	62,729	318,147
One Scottsdale	—	—	—	90	—	—	—	90	90	—	90
Pacific View	8,697	8,696	—	124,909	7,854	132,719	1,729	—	142,302	39,971	102,331
Panorama Mall	4,373	17,491	—	5,232	4,857	21,416	359	464	27,096	6,287	20,809
Paradise Valley Mall	24,565	125,996	—	41,416	35,921	154,057	1,999	—	191,977	40,121	151,856
Paradise Village Ground Leases	8,880	2,489	—	(5,570)	4,516	1,283	—	—	5,799	251	5,548
Prasada	6,365	—	—	21,874	6,531	—	—	21,708	28,239	—	28,239
Prescott Gateway	5,733	49,778	—	8,653	5,733	58,189	242	—	64,164	18,507	45,657
Prescott Peripheral	—	—	—	5,586	1,345	4,241	—	—	5,586	1,023	4,563
Promenade at Casa Grande	15,089	—	—	100,433	11,360	104,115	47	—	115,522	18,568	96,954
PVOP II	1,150	1,790	—	3,532	2,300	3,877	295	—	6,472	2,003	4,469
Rimrock Mall	8,737	35,652	—	11,877	8,737	46,703	738	88	56,266	19,520	36,746
Rotterdam Square	7,018	32,736	—	2,864	7,285	35,025	308	—	42,618	8,593	34,025

See accompanying reports of independent registered public accounting firms

THE MACERICH COMPANY

Schedule III—Real Estate and Accumulated Depreciation (Continued)

December 31, 2011

(Dollars in thousands)

	Initial Cost to Company			Cost Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at Close of Period						
Shopping Centers/Entities	Land	Building and Improvements	Equipment and Furnishings		Land	Building and Improvements	Equipment and Furnishings	Construction in Progress	Total	Accumulated Depreciation	Total Cost Net of Accumulated Depreciation
Salisbury, The Center at	15,290	63,474	31	25,902	15,284	87,390	834	1,189	104,697	35,193	69,504
Santa Monica Place	26,400	105,600	—	282,841	48,374	359,681	6,723	63	414,841	20,185	394,656
SanTan Village Regional Center	7,827	—	—	189,310	6,344	190,091	702	—	197,137	41,190	155,947
SanTan Adjacent Land	29,414	—	—	4,439	29,506	—	—	4,347	33,853	—	33,853
Somersville Towne Center	4,096	20,317	1,425	13,798	4,099	34,995	542	—	39,636	21,685	17,951
South Park Mall	7,035	38,215	—	—	7,035	38,215	—	—	45,250	—	45,250
South Plains Mall	23,100	92,728	—	25,417	23,100	115,158	972	2,015	141,245	39,694	101,551
South Towne Center	19,600	78,954	—	25,992	20,360	103,039	1,147	—	124,546	39,813	84,733
SouthRidge Mall	6,764	—	—	—	6,764	—	—	—	6,764	—	6,764
Superstition Springs Power Center	1,618	4,420	—	(11)	1,618	4,326	83	—	6,027	1,090	4,937
Superstition Springs Land	9,273	—	—	—	9,273	—	—	—	9,273	—	9,273
The Macerich Partnership, L.P	—	2,534	—	16,393	902	5,880	5,847	6,298	18,927	2,059	16,868
The Shops at Tangerine (Marana)	36,158	—	—	(3,015)	16,922	—	—	16,221	33,143	—	33,143
Towne Mall	6,652	31,184	—	2,130	6,890	32,927	149	—	39,966	7,908	32,058
Tucson La Encantada	12,800	19,699	—	55,280	12,800	74,787	192	—	87,779	28,292	59,487
Twenty Ninth Street	—	37,843	64	207,895	23,599	221,288	915	—	245,802	67,824	177,978

See accompanying reports of independent registered public accounting firms

THE MACERICH COMPANY

Schedule III—Real Estate and Accumulated Depreciation (Continued)

December 31, 2011

(Dollars in thousands)

	Initial Cost to Company			Cost Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at Close of Period						Total Cost Net of Accumulated Depreciation
Shopping Centers Entities	Land	Building and Improvements	Equipment and Furnishings		Land	Building and Improvements	Equipment and Furnishings	Construction in Progress	Total	Accumulated Depreciation	
Valley Mall	16,045	26,098	—	—	16,045	26,098	—	—	42,143	—	42,143
Valley River Center	24,854	147,715	—	11,945	24,854	158,450	1,210	—	184,514	29,046	155,468
Valley View Center	17,100	68,687	—	48,965	23,764	108,472	2,212	304	134,752	46,712	88,040
Victor Valley, Mall of	15,700	75,230	—	46,097	22,564	111,593	1,402	1,468	137,027	24,157	112,870
Vintage Faire Mall	14,902	60,532	—	51,893	17,647	108,674	1,006	—	127,327	41,850	85,477
Wadell Center West	12,056	—	—	4,619	—	—	—	16,675	16,675	—	16,675
Westcor / Queen Creek	—	—	—	350	—	—	—	350	350	—	350
Westside Pavilion	34,100	136,819	—	69,480	34,100	200,734	5,551	14	240,399	67,860	172,539
Wilton Mall	19,743	67,855	—	8,482	19,811	75,371	250	648	96,080	14,932	81,148
	$1,157,637	$3,863,418	$29,269	$2,439,411	$1,273,649	$5,883,256	$123,098	$209,732	$7,489,735	$1,410,692	$6,079,043

See accompanying reports of independent registered public accounting firms

THE MACERICH COMPANY

Schedule III—Real Estate and Accumulated Depreciation

December 31, 2011

(Dollars in thousands)

Depreciation of the Company's investment in buildings and improvements reflected in the statements of income are calculated over the estimated useful lives of the asset as follows:

Buildings and improvements	5 - 40 years
Tenant improvements	5 - 7 years
Equipment and furnishings	5 - 7 years

The changes in total real estate assets for the three years ended December 31, 2011 are as follows:

	2011	2010	2009
Balances, beginning of year	6,908,507	$6,697,259	$7,355,703
Additions	784,717	239,362	241,025
Dispositions and retirements	(203,489)	(28,114)	(899,469)
Balances, end of year	7,489,735	$6,908,507	$6,697,259

The changes in accumulated depreciation for the three years ended December 31, 2011 are as follows:

	2011	2010	2009
Balances, beginning of year	$1,234,380	$1,039,320	$ 984,384
Additions	223,630	206,913	224,279
Dispositions and retirements	(47,318)	(11,853)	(169,343)
Balances, end of year	$1,410,692	$1,234,380	$1,039,320

See accompanying reports of independent registered public accounting firms

PACIFIC PREMIER RETAIL LP

Schedule III—Real Estate and Accumulated Depreciation

December 31, 2011

(Dollars in thousands)

	Initial Cost to Partnership			Cost Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at Close of Period						Total Cost Net of Accumulated Depreciation
Shopping Centers Entities	**Land**	**Building and Improvements**	**Equipment and Furnishings**		**Land**	**Building and Improvements**	**Furniture, Fixtures and Equipment**	**Construction in Progress**	**Total**	**Accumulated Depreciation**	
Cascade Mall	$ 8,200	$ 32,843	$—	$ 5,723	$ 8,200	$ 37,385	$ 1,115	$ 66	$ 46,766	$ 13,804	$ 32,962
Creekside Crossing	620	2,495	—	343	620	2,838	—	—	3,458	958	2,500
Cross Court Plaza	1,400	5,629	—	428	1,400	6,057	—	—	7,457	2,142	5,315
Kitsap Mall	13,590	56,672	—	8,776	13,486	65,092	430	30	79,038	22,617	56,421
Kitsap Place	1,400	5,627	—	3,008	1,400	8,635	—	—	10,035	2,735	7,300
Lakewood Center	48,025	125,759	—	83,750	58,657	194,018	1,646	3,213	257,534	57,238	200,296
Los Cerritos Center	65,179	146,497	—	57,014	75,882	190,154	2,569	85	268,690	51,808	216,882
North Point Plaza	1,400	5,627	—	681	1,397	6,311	—	—	7,708	2,292	5,416
Redmond Town Center	18,381	73,868	—	24,099	17,864	97,747	684	53	116,348	33,222	83,126
Redmond Office	20,676	90,929	—	15,235	20,676	106,164	—	—	126,840	33,427	93,413
Stonewood Center	30,902	72,104	—	12,249	30,902	82,228	2,125	—	115,255	28,510	86,745
Washington Square	33,600	135,084	—	76,414	33,599	208,150	3,349	—	245,098	70,184	174,914
Washington Square Too	4,000	16,087	—	368	5,425	14,967	63	—	20,455	4,971	15,484
	$247,373	$769,221	$—	$288,088	$269,508	$1,019,746	$11,981	$3,447	$1,304,682	$323,908	$980,774

See accompanying reports of independent registered public accounting firms

PACIFIC PREMIER RETAIL LP

Schedule III—Real Estate and Accumulated Depreciation (Continued)

December 31, 2011

(Dollars in thousands)

Depreciation of the Partnership's investment in buildings and improvements reflected in the statements of income are calculated over the estimated useful lives of the asset as follows:

Buildings and improvements	5 - 40 years
Tenant improvements	5 - 7 years
Equipment and furnishings	5 - 7 years

The changes in total real estate assets for the three years ended December 31, 2011 are as follows:

	2011	2010	2009
Balances, beginning of year	$1,292,790	$1,268,551	$1,236,688
Additions	13,843	26,715	32,336
Dispositions and retirements	(1,951)	(2,476)	(473)
Balances, end of year	1,304,682	$1,292,790	$1,268,551

The changes in accumulated depreciation for the three years ended December 31, 2011 are as follows:

	2011	2010	2009
Balances, beginning of year	$288,787	$255,987	$223,456
Additions	37,051	35,017	33,004
Dispositions and retirements	(1,930)	(2,217)	(473)
Balances, end of year	323,908	$288,787	$255,987

See accompanying reports of independent registered public accounting firms

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 24, 2012.

THE MACERICH COMPANY

By /s/ ARTHUR M. COPPOLA

Arthur M. Coppola
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Capacity	Date
/s/ ARTHUR M. COPPOLA Arthur M. Coppola	Chairman and Chief Executive Officer and Director (Principal Executive Officer)	February 24, 2012
/s/ DANA K. ANDERSON Dana K. Anderson	Vice Chairman of the Board	February 24, 2012
/s/ EDWARD C. COPPOLA Edward C. Coppola	President and Director	February 24, 2012
/s/ DOUGLAS ABBEY Douglas Abbey	Director	February 24, 2012
/s/ JAMES COWNIE James Cownie	Director	February 24, 2012
/s/ DIANA LAING Diana Laing	Director	February 24, 2012
/s/ FREDERICK HUBBELL Frederick Hubbell	Director	February 24, 2012

Signature	Capacity	Date
/s/ STANLEY MOORE Stanley Moore	Director	February 24, 2012
/s/ DR. WILLIAM SEXTON Dr. William Sexton	Director	February 24, 2012
/s/ MASON ROSS Mason Ross	Director	February 24, 2012
/s/ THOMAS E. O'HERN Thomas E. O'Hern	Senior Executive Vice President, Treasurer and Chief Financial and Accounting Officer (Principal Financial and Accounting Officer)	February 24, 2012

EXHIBIT INDEX

Exhibit Number	Description
3.1	Articles of Amendment and Restatement of the Company (incorporated by reference as an exhibit to the Company's Registration Statement on Form S-11, as amended (No. 33-68964)).
3.1.1	Articles Supplementary of the Company (incorporated by reference as an exhibit to the Company's Current Report on Form 8-K, event date May 30, 1995).
3.1.2	Articles Supplementary of the Company (with respect to the first paragraph) (incorporated by reference as an exhibit to the Company's 1998 Form 10-K).
3.1.3	Articles Supplementary of the Company (Series D Preferred Stock) (incorporated by reference as an exhibit to the Company's Current Report on Form 8-K, event date July 26, 2002).
3.1.4	Articles Supplementary of the Company (incorporated by reference as an exhibit to the Company's Registration Statement on Form S-3, as amended (No. 333-88718)).
3.1.5	Articles of Amendment (declassification of Board) (incorporated by reference as an exhibit to the Company's 2008 Form 10-K).
3.1.6	Articles Supplementary (incorporated by reference as an exhibit to the Company's Current Report on Form 8-K, event date February 5, 2009).
3.1.7	Articles of Amendment (increased authorized shares) (incorporated by reference as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009).
3.2	Amended and Restated Bylaws of the Company (incorporated by reference as an exhibit to the Company's Current Report on Form 8-K, event date January 26, 2012).
4.1	Form of Common Stock Certificate (incorporated by reference as an exhibit to the Company's Current Report on Form 8-K, as amended, event date November 10, 1998).
4.2	Form of Preferred Stock Certificate (Series D Preferred Stock) (incorporated by reference as an exhibit to the Company's Registration Statement on Form S-3 (No. 333-107063)).
4.3	Indenture, dated as of March 16, 2007, among the Company, the Operating Partnership and Deutsche Bank Trust Company Americas (includes form of the Notes and Guarantee) (incorporated by reference as an exhibit to the Company's Current Report on Form 8-K, event date March 16, 2007).
4.4	Warrant to Purchase Common Stock dated as of September 30, 2009, between the Company and Heitman M-rich Investors LLC (incorporated by reference as an exhibit to the Company's 2009 Form 10-K).
10.1	Amended and Restated Limited Partnership Agreement for the Operating Partnership dated as of March 16, 1994 (incorporated by reference as an exhibit to the Company's 1996 Form 10-K).
10.1.1	Amendment to Amended and Restated Limited Partnership Agreement for the Operating Partnership dated June 27, 1997 (incorporated by reference as an exhibit to the Company's Current Report on Form 8-K, event date June 20, 1997).
10.1.2	Amendment to Amended and Restated Limited Partnership Agreement for the Operating Partnership dated November 16, 1997 (incorporated by reference as an exhibit to the Company's 1997 Form 10-K).

Exhibit Number	Description
10.1.3	Fourth Amendment to Amended and Restated Limited Partnership Agreement for the Operating Partnership dated February 25, 1998 (incorporated by reference as an exhibit to the Company's 1997 Form 10-K).
10.1.4	Fifth Amendment to Amended and Restated Limited Partnership Agreement for the Operating Partnership dated February 26, 1998 (incorporated by reference as an exhibit to the Company's 1997 Form 10-K).
10.1.5	Sixth Amendment to Amended and Restated Limited Partnership Agreement for the Operating Partnership dated June 17, 1998 (incorporated by reference as an exhibit to the Company's 1998 Form 10-K).
10.1.6	Seventh Amendment to Amended and Restated Limited Partnership Agreement for the Operating Partnership dated December 23, 1998 (incorporated by reference as an exhibit to the Company's 1998 Form 10-K).
10.1.7	Eighth Amendment to Amended and Restated Limited Partnership Agreement for the Operating Partnership dated November 9, 2000 (incorporated by reference as an exhibit to the Company's 2000 Form 10-K).
10.1.8	Ninth Amendment to Amended and Restated Limited Partnership Agreement for the Operating Partnership dated July 26, 2002 (incorporated by reference as an exhibit to the Company's Current Report on Form 8-K event date July 26, 2002).
10.1.9	Tenth Amendment to Amended and Restated Limited Partnership Agreement for the Operating Partnership dated October 26, 2006 (incorporated by reference as an exhibit to the Company's 2006 Form 10-K).
10.1.10	Eleventh Amendment to Amended and Restated Limited Partnership Agreement for the Operating Partnership dated as of March 16, 2007 (incorporated by reference as an exhibit to the Company's Current Report on Form 8-K, event date March 16, 2007).
10.1.11	Twelfth Amendment to the Amended and Restated Limited Partnership Agreement of the Operating Partnership dated as of April 30, 2009 (incorporated by reference as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009).
10.1.12	Thirteenth Amendment to the Amended and Restated Limited Partnership Agreement of the Operating Partnership dated as of October 29, 2009 (incorporated by reference as an exhibit to the Company's 2009 Form 10-K).
10.1.13	Form of Fourteenth Amendment to Amended and Restated Limited Partnership Agreement for the Operating Partnership (incorporated by reference as an exhibit to the Company's Current Report on Form 8-K, event date April 25, 2005).
10.2*	Separation Agreement and Mutual Release of Claims between the Company and Tracey Gotsis dated May 31, 2011 (includes Consulting Agreement between the Company and Ms. Gotsis which became effective June 1, 2011).
10.3*	Amended and Restated 1994 Incentive Plan (incorporated by reference as an exhibit to the Company's 1997 Form 10-K).
10.3.1*	Amendment to the Amended and Restated 1994 Incentive Plan dated as of March 31, 2001 (incorporated by reference as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001).
10.3.2*	Amendment to the Amended and Restated 1994 Incentive Plan (October 29, 2003) (incorporated by reference as an exhibit to the Company's 2003 Form 10-K).

Exhibit Number	Description
10.4*	1994 Eligible Directors' Stock Option Plan (incorporated by reference as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1994).
10.4.1*	Amendment to 1994 Eligible Directors Stock Option Plan (October 29, 2003) (incorporated by reference as an exhibit to the Company's 2003 Form 10-K).
10.5*	Amended and Restated Deferred Compensation Plan for Executives (2003) (incorporated by reference as an exhibit to the Company's 2003 Form 10-K).
10.5.1*	Amendment Number 1 to Amended and Restated Deferred Compensation Plan for Executives (October 30, 2008) (incorporated by reference as an exhibit to the Company's 2008 Form 10-K).
10.5.2*	Amendment No. 2 to Amended and Restated Deferred Compensation Plan for Executives (May 1, 2011) (incorporated by reference as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2011).
10.5.3*	2005 Deferred Compensation Plan for Executives (incorporated by reference as an exhibit to the Company's 2004 Form 10-K).
10.5.4*	Amendment Number 1 to 2005 Deferred Compensation Plan for Executives (October 30, 2008) (incorporated by reference as an exhibit to the Company's 2008 Form 10-K).
10.5.5*	Amendment No. 2 to 2005 Deferred Compensation Plan for Executives (May 1, 2011) (incorporated by reference as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2011).
10.6*	Amended and Restated Deferred Compensation Plan for Senior Executives (2003) (incorporated by reference as an exhibit to the Company's 2003 Form 10-K).
10.6.1*	Amendment Number 1 to Amended and Restated Deferred Compensation Plan for Senior Executives (October 30, 2008) (incorporated by reference as an exhibit to the Company's 2008 Form 10-K).
10.6.2*	Amendment No. 2 to Amended and Restated Deferred Compensation Plan for Senior Executives (May 1, 2011) (incorporated by reference as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2011).
10.6.3*	2005 Deferred Compensation Plan for Senior Executives (incorporated by reference as an exhibit to the Company's 2004 Form 10-K).
10.6.4*	Amendment Number 1 to 2005 Deferred Compensation Plan for Senior Executives (October 30, 2008) (incorporated by reference as an exhibit to the Company's 2008 Form 10-K).
10.6.5*	Amendment No. 2 to 2005 Deferred Compensation Plan for Senior Executives (May 1, 2011) (incorporated by reference as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2011).
10.7*	Eligible Directors' Deferred Compensation/Phantom Stock Plan (as amended and restated as of February 4, 2010) (incorporated by reference as an exhibit to the Company's 2009 Form 10-K).
10.8	[Intentionally omitted]
10.9	Registration Rights Agreement, dated as of March 16, 1994, between the Company and The Northwestern Mutual Life Insurance Company (incorporated by reference as an exhibit to the Company's 1996 Form 10-K).

Exhibit Number	Description
10.10	Registration Rights Agreement, dated as of March 16, 1994, among the Company and Mace Siegel, Dana K. Anderson, Arthur M. Coppola and Edward C. Coppola (incorporated by reference as an exhibit to the Company's 1996 Form 10-K).
10.11	Registration Rights Agreement dated as of September 30, 2009, between the Company and Heitman M-rich Investors LLC (incorporated by reference as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2009).
10.12	[Intentionally omitted]
10.13	Incidental Registration Rights Agreement dated March 16, 1994 (incorporated by reference as an exhibit to the Company's 1996 Form 10-K).
10.14	Incidental Registration Rights Agreement dated as of July 21, 1994 (incorporated by reference as an exhibit to the Company's 1997 Form 10-K).
10.15	Incidental Registration Rights Agreement dated as of August 15, 1995 (incorporated by reference as an exhibit to the Company's 1997 Form 10-K).
10.16	Incidental Registration Rights Agreement dated as of December 21, 1995 (incorporated by reference as an exhibit to the Company's 1997 Form 10-K).
10.17	List of Omitted Incidental/Demand Registration Rights Agreements (incorporated by reference as an exhibit to the Company's 1997 Form 10-K).
10.18	Redemption, Registration Rights and Lock-Up Agreement dated as of July 24, 1998 between the Company and Harry S. Newman, Jr. and LeRoy H. Brettin (incorporated by reference as an exhibit to the Company's 1998 Form 10-K).
10.19	Form of Indemnification Agreement between the Company and its executive officers and directors (incorporated by reference as an exhibit to the Company's 2008 Form 10-K).
10.20	Form of Registration Rights Agreement with Series D Preferred Unit Holders (incorporated by reference as an exhibit to the Company's Current Report on Form 8-K, event date July 26, 2002).
10.20.1	List of Omitted Registration Rights Agreements (incorporated by reference as an exhibit to the Company's Current Report on Form 8-K, event date July 26, 2002).
10.21	$1,500,000,000 Revolving Loan Facility Credit Agreement, dated as of May 2, 2011, by and among the Operating Partnership, the Company and the other guarantors party thereto, Deutsche Bank Trust Company Americas, as administrative agent and as collateral agent, Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC, as joint lead arrangers and joint bookrunning managers; JP Morgan Chase Bank, N.A., as syndication agent, and various lenders party thereto (includes the form of pledge and security agreement) (incorporated by reference as an exhibit to the Company's Current Report on Form 8-K, event date May 2, 2011).
10.21.1	First Amendment dated as of December 8, 2011 to the $1,500,000,000 Revolving Loan Facility Credit Agreement.
10.21.2	Joinder Agreement dated as of December 8, 2011, by and among Wells Fargo Bank, the Operating Partnership, the Guarantors party hereto, and Deutsche Bank Trust Company Americas, as administrative agent (includes Amended Credit Agreement as Exhibit 1, amended as of December 8, 2011).

Exhibit Number	Description
10.22	Unconditional Guaranty, dated as of May 2, 2011, by and between the Company and Deutsche Bank Trust Company Americas, as administrative agent (incorporated by reference as an exhibit to the Company's Current Report on Form 8-K, event date May 2, 2011).
10.22.1	Unconditional Guaranty, dated as of May 2, 2011, by and among the Guarantors and Deutsche Bank Trust Company Americas, as administrative agent (incorporated by reference as an exhibit to the Company's Current Report on Form 8-K, event date May 2, 2011).
10.23	[Intentionally omitted]
10.24	Tax Matters Agreement dated as of July 26, 2002 between The Macerich Partnership L.P. and the Protected Partners (incorporated by reference as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002).
10.24.1	Tax Matters Agreement (Wilmorite) (incorporated by reference as an exhibit to the Company's Current Report on Form 8-K, event date April 25, 2005).
10.25*	2000 Incentive Plan effective as of November 9, 2000 (including 2000 Cash Bonus/Restricted Stock Program and Stock Unit Program and Award Agreements) (incorporated by reference as an exhibit to the Company's 2000 Form 10-K).
10.25.1*	Amendment to the 2000 Incentive Plan dated March 31, 2001 (incorporated by reference as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001).
10.25.2*	Amendment to 2000 Incentive Plan (October 29, 2003) (incorporated by reference as an exhibit to the Company's 2003 Form 10-K).
10.26*	Form of Stock Option Agreements under the 2000 Incentive Plan (incorporated by reference as an exhibit to the Company's 2000 Form 10-K).
10.27*	2003 Equity Incentive Plan, as amended and restated as of June 8, 2009 (incorporated by reference as an exhibit to the Company's Current Report on Form 8-K, event date June 12, 2009).
10.27.1*	Amended and Restated Cash Bonus/Restricted Stock/Stock Unit and LTIP Unit Award Program under the 2003 Equity Incentive Plan (incorporated by reference as an exhibit to the Company's 2010 Form 10-K).
10.28*	Form of Restricted Stock Award Agreement under 2003 Equity Incentive Plan (incorporated by reference as an exhibit to the Company's 2008 Form 10-K).
10.29*	Form of Stock Unit Award Agreement under 2003 Equity Incentive Plan.
10.30*	Form of Employee Stock Option Agreement under 2003 Equity Incentive Plan (incorporated by reference as an exhibit to the Company's 2008 Form 10-K).
10.31*	Form of Non-Qualified Stock Option Grant under 2003 Equity Incentive Plan (incorporated by reference as an exhibit to the Company's 2008 Form 10-K).
10.32*	Form of Restricted Stock Award Agreement for Non-Management Directors (incorporated by reference as an exhibit to the Company's 2008 Form 10-K).
10.32.1*	Form of LTIP Award Agreement under 2003 Equity Incentive Plan (Service-Based) (incorporated by reference as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008).

Exhibit Number	Description
10.32.2*	Form of Stock Appreciation Right under 2003 Equity Incentive Plan (incorporated by reference as an exhibit to the Company's 2008 Form 10-K).
10.32.3*	Form of LTIP Unit Award Agreement under 2003 Equity Incentive Plan (Performance-Based).
10.32.4*	Form of LTIP Unit Award Agreement under 2003 Equity Incentive Plan (Performance-Based/Outperformance).
10.33	Employee Stock Purchase Plan (incorporated by reference as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003).
10.33.1	Amendment 2003-1 to Employee Stock Purchase Plan (October 29, 2003) (incorporated by reference as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003).
10.33.2	Amendment 2010-1 to Employee Stock Purchase Plan (incorporated by reference as an exhibit to the Company's 2010 Form 10-K).
10.34*	Form of Management Continuity Agreement (incorporated by reference as an exhibit to the Company's 2008 Form 10-K).
10.34.1*	List of Omitted Management Continuity Agreements (incorporated by reference as an exhibit to the Company's 2008 Form 10-K).
10.35	Registration Rights Agreement dated as of December 18, 2003 by the Operating Partnership, the Company and Taubman Realty Group Limited Partnership (Registration rights assigned by Taubman to three assignees) (incorporated by reference as an exhibit to the Company's 2003 Form 10-K).
10.36	2005 Amended and Restated Agreement of Limited Partnership of MACWH, LP dated as of April 25, 2005 (incorporated by reference as an exhibit to the Company's Current Report on Form 8-K, event date April 25, 2005).
10.37	Registration Rights Agreement dated as of April 25, 2005 among the Company and the persons names on Exhibit A thereto (incorporated by reference as an exhibit to the Company's Current Report on Form 8-K, event date April 25, 2005).
10.38	Registration Rights Agreement, dated as of March 16, 2007, among the Company, J.P. Morgan Securities Inc. and Deutsche Bank Securities Inc. (incorporated by reference as an exhibit to the Company's Current Report on Form 8-K, event date March 16, 2007).
10.39*	Description of Director and Executive Compensation Arrangements
21.1	List of Subsidiaries
23.1	Consent of Independent Registered Public Accounting Firm (KPMG LLP)
23.2	Consent of Independent Registered Public Accounting Firm (Deloitte and Touche LLP)
31.1	Section 302 Certification of Arthur Coppola, Chief Executive Officer
31.2	Section 302 Certification of Thomas O'Hern, Chief Financial Officer
32.1	Section 906 Certifications of Arthur Coppola and Thomas O'Hern
99.1	Capped Call Confirmation dated as of March 12, 2007 by and among the Company, Deutsche Bank AG, London Branch and Deutsche Bank AG, New York Branch (incorporated by reference as an exhibit to the Company's Current Report on Form 8-K, event date March 16, 2007).

Exhibit Number	Description
99.1.1	Amendment to Capped Call Confirmation dated as of March 15, 2007, by and among the Company, Deutsche Bank AG, London Branch and Deutsche Bank AG, New York Branch (incorporated by reference as an exhibit to the Company's Current Report on Form 8-K, event date March 16, 2007).
99.2	Capped Call Confirmation dated as of March 12, 2007 by and between the Company and JPMorgan Chase Bank, National Association (incorporated by reference as an exhibit to the Company's Current Report on Form 8-K, event date March 16, 2007).
99.2.1	Amendment to Capped Call Confirmation dated as of March 15, 2007 by and between the Company and JPMorgan Chase Bank, National Association (incorporated by reference as an exhibit to the Company's Current Report on Form 8-K, event date March 16, 2007).
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

* Represents a management contract, or compensatory plan, contract or arrangement required to be filed pursuant to Regulation S-K.

Exhibit 21.1

LIST OF SUBSIDIARIES

3105 WILSHIRE INVESTMENTS LLC, a Delaware limited liability company

ARROWHEAD TOWNE CENTER LLC, a Delaware limited liability company

BILTMORE SHOPPING CENTER PARTNERS LLC, an Arizona limited liability company

BROAD RAFAEL ASSOCIATES (LIMITED PARTNERSHIP), a Pennsylvania limited partnership

BROAD RAFAEL PROPERTIES CORP., a Delaware corporation

CAMELBACK COLONNADE ASSOCIATES LIMITED PARTNERSHIP, an Arizona limited partnership

CAMELBACK COLONNADE PARTNERS, an Arizona general partnership

CAMELBACK COLONNADE SPE LLC, a Delaware limited liability company

CAMELBACK SHOPPING CENTER LIMITED PARTNERSHIP, an Arizona limited partnership

CHANDLER FESTIVAL SPE LLC, a Delaware limited liability company

CHANDLER GATEWAY PARTNERS, LLC, an Arizona limited liability company

CHANDLER GATEWAY SPE LLC, a Delaware limited liability company

CHANDLER VILLAGE CENTER, LLC, an Arizona limited liability company

CHICAGO 500 NORTH MICHIGAN LLC, a Delaware limited liability company

COOLIDGE HOLDING LLC, an Arizona limited liability company

CORTE MADERA VILLAGE, LLC, a Delaware limited liability company

DANBURY MALL ASSOCIATES, LIMITED PARTNERSHIP, a Connecticut limited partnership

DANBURY MALL, LLC, a Delaware limited liability company

DANBURY MALL SPC, INC., a Delaware corporation

DB HOLDINGS LLC, a Delaware limited liability company

DEPTFORD MALL ASSOCIATES L.L.C., a New Jersey limited liability company

DESERT SKY MALL LLC, a Delaware limited liability company

DMA INVESTORS L.P., a Delaware limited partnership

EAST MESA LAND, L.L.C., a Delaware limited liability company

EAST MESA MALL, L.L.C., a Delaware limited liability company

FAIR I, LLC, a Delaware limited liability company

FAIR I SPC, INC., a Delaware corporation

FAIR II, LLC, a Delaware limited liability company

FAIR II SPC, INC., a Delaware corporation

FASHION OUTLETS OF CHICAGO LLC, a Delaware limited liability company

FLAGSTAFF MALL ASSOCIATES LLC, a Delaware limited liability company

FLAGSTAFF MALL SPE LLC, a Delaware limited liability company

FLATIRON PROPERTY HOLDING, L.L.C., an Arizona limited liability company

FON ADJACENT LLC, a Delaware limited liability company

FREE RACE MALL REST., L.P., a New Jersey limited partnership

FREEHOLD I, LLC, a Delaware limited liability company

FREEHOLD I SPC, INC., a Delaware corporation

FREEHOLD CHANDLER HOLDINGS LP, a Delaware limited partnership

FREEHOLD CHANDLER TRUST LLC, a Delaware limited liability company

FREEMALL ASSOCIATES, LLC, a Delaware limited liability company

FREEMALL ASSOCIATES, L.P., a New Jersey limited partnership

FRMR B LLC, a Delaware limited liability company

FRMR, INC., a New Jersey corporation

GRANITE MALL GP, LLC, a Delaware limited liability company

GREAT NORTHERN HOLDINGS, LLC, a Delaware limited liability company

GREAT NORTHERN SPE, LLC, a Delaware limited liability company

GREEN TREE MALL LLC, a Delaware limited liability company

HUDSON PROPERTIES, L.P., a Delaware limited partnership

HUDWIL I, LLC, a Delaware limited liability company

HUDWIL I SPC, INC., a Delaware corporation

HUDWIL IV, LLC, a Delaware limited liability company

HUDWIL IV SPC, INC., a Delaware corporation

JAREN ASSOCIATES #4, an Arizona general partnership

KIERLAND COMMONS INVESTMENT LLC, a Delaware limited liability company

KIERLAND COMMONS TRADENAME LLC, a Delaware limited liability company

KIERLAND GREENWAY, LLC, a Delaware limited liability company

KIERLAND GREENWAY MANAGER, LLC, a Delaware limited liability company

KIERLAND MAIN STREET, LLC, a Delaware limited liability company

KIERLAND MAIN STREET MANAGER, LLC, a Delaware limited liability company

KIERLAND RESIDENTIAL/RETAIL I, LLC, a Delaware limited liability company

KIERLAND TOWER LOFTS, LLC, a Delaware limited liability company

KITSAPARTY, a Washington non-profit corporation

KTL INVESTMENT LLC, a Delaware limited liability company

LA SANDIA SANTA MONICA LLC, a Delaware limited liability company

MACDAN CORP., a Delaware corporation

MACDB CORP., a Delaware corporation

MACERICH ARIZONA MANAGEMENT LLC, a Delaware limited liability company

MACERICH ARIZONA PARTNERS LLC, an Arizona limited liability company

MACERICH ARROWHEAD HOLDINGS LLC, a Delaware limited liability company

MACERICH ATLAS LLC, a Delaware limited liability company

MACERICH BILTMORE CI, LLC, a Delaware limited liability company

MACERICH BILTMORE MM, LLC, a Delaware limited liability company

MACERICH BILTMORE OPI, LLC, a Delaware limited liability company

MACERICH BRICKYARD HOLDINGS LLC, a Delaware limited liability company

MACERICH BROADWAY PLAZA LLC, a Delaware limited liability company

MACERICH BUENAVENTURA GP CORP., a Delaware corporation

MACERICH BUENAVENTURA LIMITED PARTNERSHIP, a California limited partnership

MACERICH CAPITOLA ADJACENT GP LLC, a Delaware limited liability company

MACERICH CAPITOLA ADJACENT LIMITED PARTNERSHIP, a Delaware limited partnership

MACERICH CARMEL GP CORP., a Delaware corporation

MACERICH CARMEL LIMITED PARTNERSHIP, a California limited partnership

MACERICH CERRITOS, LLC, a Delaware limited liability company

MACERICH CERRITOS ADJACENT, LLC, a Delaware limited liability company

MACERICH CERRITOS HOLDINGS LLC, a Delaware limited liability company

MACERICH CERRITOS MALL CORP., a Delaware corporation

MACERICH CHICAGO FASHION OUTLETS LLC, a Delaware limited liability company

MACERICH CHULA VISTA HOLDINGS LLC, a Delaware limited liability company

MACERICH CM VILLAGE GP CORP., a Delaware corporation

MACERICH CM VILLAGE LIMITED PARTNERSHIP, a California limited partnership

MACERICH COTTONWOOD HOLDINGS LLC, a Delaware limited liability company

MACERICH CROSS COUNTY SECURITY LLC, a Delaware limited liability company

MACERICH CROSSROADS PLAZA HOLDINGS GP CORP., a Delaware corporation

MACERICH CROSSROADS PLAZA HOLDINGS LP, a Delaware limited partnership

MACERICH DANBURY ADJACENT LLC, a Delaware limited liability company

MACERICH DEPTFORD II LLC, a Delaware limited liability company

MACERICH DEPTFORD GP CORP., a Delaware corporation

MACERICH DEPTFORD LIMITED PARTNERSHIP, a California limited partnership

MACERICH DEPTFORD LLC, a Delaware limited liability company

MACERICH DESERT SKY MALL HOLDINGS LLC, a Delaware limited liability company

MACERICH EQ GP CORP., a Delaware corporation

MACERICH EQ LIMITED PARTNERSHIP, a California limited partnership

MACERICH FALLBROOK HOLDINGS LLC, a Delaware limited liability company

MACERICH FARGO ASSOCIATES, a California general partnership

MACERICH FIESTA MALL ADJACENT LLC, a Delaware limited liability company

MACERICH FIESTA MALL LLC, a Delaware limited liability company

MACERICH FM SPE LLC, a Delaware limited liability company

MACERICH FREEHOLD CHANDLER GP LLC, a Delaware limited liability company

MACERICH FRESNO GP CORP., a Delaware corporation

MACERICH FRESNO LIMITED PARTNERSHIP, a California limited partnership

MACERICH GOODYEAR CENTERPOINT HOLDINGS LLC, a Delaware limited liability company

MACERICH GREAT FALLS GP CORP., a Delaware corporation

MACERICH GREELEY ASSOCIATES, a California general partnership

MACERICH GREELEY ASSOCIATES, LLC, a Delaware limited liability company

MACERICH GREELEY DEF LLC, a Delaware limited liability company

MACERICH GREELEY MM CORP., a Delaware corporation

MACERICH HILTON VILLAGE GP LLC, a Delaware limited liability company

MACERICH HILTON VILLAGE LLC, a Delaware limited liability company

MACERICH HOLDINGS LLC, a Delaware limited liability company

MACERICH INLAND GP LLC, a Delaware limited liability company

MACERICH INLAND LP, a Delaware limited partnership

MACERICH JANSS MARKETPLACE HOLDINGS LLC, a Delaware limited liability company

MACERICH JESS RANCH HOLDINGS LLC, a Delaware limited liability company

MACERICH LA CUMBRE 9.45 AC LLC, a Delaware limited liability company

MACERICH LA CUMBRE LLC, a Delaware limited liability company

MACERICH LA CUMBRE SPE LLC, a Delaware limited liability company

MACERICH LAKE SQUARE MALL LLC, a Delaware limited liability company

MACERICH LAKEWOOD HOLDINGS LLC, a Delaware limited liability company

MACERICH LAKEWOOD, LLC, a Delaware limited liability company

MACERICH LUBBOCK GP CORP., a Delaware corporation

MACERICH LUBBOCK HOLDINGS LLC, a Delaware limited liability company

MACERICH LUBBOCK LIMITED PARTNERSHIP, a California limited partnership

MACERICH MALL DEL NORTE HOLDINGS LLC, a Delaware limited liability company

MACERICH MANAGEMENT COMPANY, a California corporation

MACERICH MANHATTAN GP CORP., a Delaware corporation

MACERICH MANHATTAN LIMITED PARTNERSHIP, a California limited partnership

MACERICH MARYSVILLE HOLDINGS LLC, a Delaware limited liability company

MACERICH MERCHANTWIRED, LLC, a Delaware limited liability company

MACERICH MESA MALL HOLDINGS LLC, a Delaware limited liability company

MACERICH MIDLAND HOLDINGS LLC, a Delaware limited liability company

MACERICH MILPITAS HOLDINGS LLC, a Delaware limited liability company

MACERICH MONTEBELLO HOLDINGS GP CORP., a Delaware corporation

MACERICH MONTEBELLO HOLDINGS LP, a Delaware limited partnership

MACERICH NEWGATE HOLDINGS LLC, a Delaware limited liability company

MACERICH NEW RIVER HOLDINGS LLC, a Delaware limited liability company

MACERICH NIAGARA LLC, a Delaware limited liability company

MACERICH NORTH BRIDGE LLC, a Delaware limited liability company

MACERICH NORTHGATE GP I LLC, a Delaware limited liability company

MACERICH NORTHGATE GP II LLC, a Delaware limited liability company

MACERICH NORTHGATE HOLDINGS LLC, a Delaware limited liability company

MACERICH NORTH PARK MALL LLC, a Delaware limited liability company

MACERICH NORTHRIDGE LP, a California limited partnership

MACERICH NORTHWESTERN ASSOCIATES, a California general partnership

MACERICH NP LLC, a Delaware limited liability company

MACERICH OAKS LLC, a Delaware limited liability company

MACERICH OAKS ADJACENT LLC, a Delaware limited liability company

MACERICH ONE SCOTTSDALE LLC, a Delaware limited liability company

MACERICH OXNARD, LLC, a Delaware limited liability company

MACERICH PANORAMA GP CORP., a Delaware corporation

MACERICH PANORAMA LP, a Delaware limited partnership

MACERICH PARTNERS OF COLORADO LLC, a Colorado limited liability company

MACERICH PLAZA 580 HOLDINGS LLC, a Delaware limited liability company

MACERICH PPR CORP., a Maryland corporation

MACERICH PPR GP LLC, a Delaware limited liability company

MACERICH PROPERTY EQ GP CORP., a Delaware corporation

MACERICH PROPERTY MANAGEMENT COMPANY, LLC, a Delaware limited liability company

MACERICH PVIC ADJACENT LLC, an Arizona limited liability company

MACERICH QUEENS ADJACENT GUARANTOR GP CORP., a Delaware corporation

MACERICH QUEENS GP CORP., a Delaware corporation

MACERICH RIDGMAR LLC, a Delaware limited liability company

MACERICH RIMROCK GP CORP., a Delaware corporation

MACERICH RIMROCK LIMITED PARTNERSHIP, a California limited partnership

MACERICH SALISBURY B LLC, a Delaware limited liability company

MACERICH SALISBURY GL LLC, a Delaware limited liability company

MACERICH SANTA FE PLACE HOLDINGS LLC, a Delaware limited liability company

MACERICH SANTA MONICA ADJACENT GP CORP., a Delaware corporation

MACERICH SANTA MONICA ADJACENT LP, a Delaware limited partnership

MACERICH SANTA MONICA LP, a Delaware limited partnership

MACERICH SANTA MONICA PLACE CORP., a Delaware corporation

MACERICH SANTAN PHASE 2 SPE LLC, a Delaware limited liability company

MACERICH SASSAFRAS GP CORP., a Delaware corporation

MACERICH SASSAFRAS LIMITED PARTNERSHIP, a California limited partnership

MACERICH SCG GP CORP., a Delaware corporation

MACERICH SCG GP LLC, a Delaware limited liability company

MACERICH SCG LIMITED PARTNERSHIP, a California limited partnership

MACERICH SOUTHLAND HOLDINGS LLC, a Delaware limited liability company

MACERICH SOUTH PARK MALL LLC, a Delaware limited liability company

MACERICH SOUTH PLAINS GP I LLC, a Delaware limited liability company

MACERICH SOUTH PLAINS GP II LLC, a Delaware limited liability company

MACERICH SOUTH PLAINS GP III LLC, a Delaware limited liability company

MACERICH SOUTH PLAINS LP, a Delaware limited partnership

MACERICH SOUTH PLAINS MEMBER LP, a Delaware limited partnership

MACERICH SOUTH PLAINS MEZZ LP, a Delaware limited partnership

MACERICH SOUTHRIDGE MALL LLC, a Delaware limited liability company

MACERICH SOUTH TOWNE GP CORP., a Delaware corporation

MACERICH SOUTH TOWNE LIMITED PARTNERSHIP, a California limited partnership

MACERICH ST MARKETPLACE GP CORP., a Delaware corporation

MACERICH ST MARKETPLACE LIMITED PARTNERSHIP, a California limited partnership

MACERICH STONEWOOD CORP., a Delaware corporation

MACERICH STONEWOOD HOLDINGS LLC, a Delaware limited liability company

MACERICH STONEWOOD, LLC, a Delaware limited liability company

MACERICH SUNLAND PARK HOLDINGS LLC, a Delaware limited liability company

MACERICH SUPERSTITION LAND HOLDINGS LLC, a Delaware limited liability company

MACERICH SUPERSTITION MALL HOLDINGS LLC, a Delaware limited liability company

MACERICH SUPERSTITION SPE HOLDING CORP., a Delaware corporation

MACERICH TRUST LLC, a Delaware limited liability company

MACERICH TUCSON HOLDINGS LLC, a Delaware limited liability company

MACERICH TWC II CORP., a Delaware corporation

MACERICH TWC II LLC, a Delaware limited liability company

MACERICH TWENTY NINTH STREET LLC, a Delaware limited liability company

MACERICH TYSONS LLC, a Delaware limited liability company

MACERICH VALLE VISTA HOLDINGS LLC, a Delaware limited liability company

MACERICH VALLEY FAIR HOLDINGS LLC, a Delaware limited liability company

MACERICH VALLEY RIVER CENTER LLC, a Delaware limited liability company

MACERICH VALLEY VIEW GP CORP., a Delaware corporation

MACERICH VALLEY VIEW LIMITED PARTNERSHIP, a California limited partnership

MACERICH VICTOR VALLEY LLC, a Delaware limited liability company

MACERICH VILLAGE SQUARE II HOLDINGS LLC, a Delaware limited liability company

MACERICH VINTAGE FAIRE GP CORP., a Delaware corporation

MACERICH VINTAGE FAIRE LIMITED PARTNERSHIP, a California limited partnership

MACERICH VV SPE LLC, a Delaware limited liability company

MACERICH WALLEYE LLC, a Delaware limited liability company

MACERICH WASHINGTON SQUARE PETALUMA HOLDINGS LLC, a Delaware limited liability company

MACERICH WESTSIDE GP CORP., a Delaware corporation

MACERICH WESTSIDE LIMITED PARTNERSHIP, a California limited partnership

MACERICH WESTSIDE PAVILION PROPERTY LLC, a Delaware limited liability company

MACERICH WHITTWOOD HOLDINGS GP CORP., a Delaware corporation

MACERICH WHITTWOOD HOLDINGS LP, a Delaware limited partnership

MACERICH WRLP CORP., a Delaware corporation

MACERICH WRLP LLC, a Delaware limited liability company

MACERICH WRLP II CORP., a Delaware corporation

MACERICH WRLP II L.P., a Delaware limited partnership

MACERICH YUMA HOLDINGS LLC, a Delaware limited liability company

MACJ, LLC, a Delaware limited liability company

MAC NORTHRIDGE GP LLC, a Delaware limited liability company

MACW FREEHOLD, LLC, a Delaware limited liability company

MACW MALL MANAGEMENT, INC., a New York corporation

MACW MIDWEST, LLC, a Delaware limited liability company

MACW PROPERTY MANAGEMENT, LLC, a New York limited liability company

MACW TYSONS, LLC, a Delaware limited liability company

MACWH, LP, a Delaware limited partnership

MACWPII LLC, a Delaware limited liability company

MERCHANTWIRED, LLC, a Delaware limited liability company

METROCENTER PERIPHERAL PROPERTY LLC, a Delaware limited liability company

METRORISING AMS HOLDING LLC, a Delaware limited liability company

METRORISING AMS MEZZ1 LLC, a Delaware limited liability company

METRORISING AMS MEZZ2 LLC, a Delaware limited liability company

METRORISING AMS OWNER LLC, a Delaware limited liability company

MIDCOR ASSOCIATES V, LLC, an Arizona limited liability company

MPP LLC, a Delaware limited liability company

MVRC HOLDING LLC, a Delaware limited liability company

MW INVESTMENT GP CORP., a Delaware corporation

MW INVESTMENT LP, a Delaware limited partnership

NEW LAKE LLC, a Delaware limited liability company

NEW RIVER ASSOCIATES, an Arizona general partnership

NORCINO SANTA MONICA LLC, a Delaware limited liability company

NORTH BRIDGE CHICAGO LLC, a Delaware limited liability company

NORTHGATE MALL ASSOCIATES, a California general partnership

NORTHPARK LAND PARTNERS, LP, a Delaware limited partnership

NORTHPARK PARTNERS, LP, a Delaware limited partnership

NORTH VALLEY PLAZA ASSOCIATES, a California general partnership

OAK BROOK NM LEASE, LLC, a Delaware limited liability company

ONE SCOTTSDALE INVESTORS LLC, a Delaware limited liability company

PACIFIC PREMIER RETAIL LP, a Delaware limited partnership

PACIFIC PREMIER RETAIL TRUST, a Maryland real estate investment trust

PALISENE REGIONAL MALL LLC, an Arizona limited liability company

PARADISE VALLEY MALL SPE LLC, a Delaware limited liability company

PARADISE WEST #1, L.L.C., an Arizona limited liability company

PARADISE WEST RSC LLC, an Arizona limited liability company

PHXAZ/KIERLAND COMMONS, L.L.C., a Delaware limited liability company

PPR CASCADE LLC, a Delaware limited liability company

PPR CREEKSIDE CROSSING LLC, a Delaware limited liability company

PPR CROSS COURT LLC, a Delaware limited liability company

PPR KITSAP MALL LLC, a Delaware limited liability company

PPR KITSAP PLACE LLC, a Delaware limited liability company

PPR LAKEWOOD ADJACENT, LLC, a Delaware limited liability company

PPR NORTH POINT LLC, a Delaware limited liability company

PPR REDMOND ADJACENT LLC, a Delaware limited liability company

PPR REDMOND ADJACENT DEVELOPMENT LLC, a Delaware limited liability company

PPR REDMOND OFFICE LLC, a Delaware limited liability company

PPR REDMOND RETAIL LLC, a Delaware limited liability company

PPR SQUARE TOO LLC, a Delaware limited liability company

PPR WASHINGTON SQUARE LLC, a Delaware limited liability company

PPRT LAKEWOOD MALL CORP., a Delaware corporation

PPRT REDMOND OFFICE I LLC, a Delaware limited liability company

PPRT REDMOND OFFICE REIT I GP LLC, a Delaware limited liability company

PPRT REDMOND OFFICE REIT I LP, a Delaware limited partnership

PPRT TRUST LLC, a Delaware limited liability company

PRIMI SANTA MONICA LLC, a Delaware limited liability company

PROPCOR ASSOCIATES, an Arizona general partnership

PROPCOR II ASSOCIATES, LLC, an Arizona limited liability company

QUEENS EXPANSION GP LLC, a Delaware limited liability company

QUEENS MALL EXPANSION LIMITED PARTNERSHIP, a Delaware limited partnership

QUEENS MALL LIMITED PARTNERSHIP, a Delaware limited partnership

RACEWAY ONE, LLC, a New Jersey limited liability company

RACEWAY TWO, LLC, a New Jersey limited liability company

RAILHEAD ASSOCIATES, L.L.C., an Arizona limited liability company

RN 116 COMPANY, L.L.C., a Delaware limited liability company

RN 120 COMPANY, L.L.C., a Delaware limited liability company

RN 124/125 COMPANY, L.L.C., a Delaware limited liability company

RN 540 HOTEL COMPANY L.L.C., a Delaware limited liability company

ROTTERDAM SQUARE, LLC, a Delaware limited liability company

SANTAN FESTIVAL, LLC, an Arizona limited liability company

SANTAN VILLAGE PHASE 2 LLC, an Arizona limited liability company

SARWIL ASSOCIATES, L.P., a New York limited partnership

SARWIL ASSOCIATES II, L.P., a New York limited partnership

SCOTTSDALE FASHION SQUARE LLC, a Delaware limited liability company

SCOTTSDALE FASHION SQUARE PARTNERSHIP, an Arizona general partnership

SDG MACERICH PROPERTIES, L.P., a Delaware limited partnership

SHOPPINGTOWN MALL HOLDINGS, LLC, a Delaware limited liability company

SHOPPINGTOWN MALL, LLC, a Delaware limited liability company

SHOPPINGTOWN MALL, L.P., a Delaware limited partnership

SM EASTLAND MALL, LLC, a Delaware limited liability company

SM GRANITE RUN MALL, L.P., a Delaware limited partnership

SM VALLEY MALL, LLC, a Delaware limited liability company

SM PORTFOLIO LIMITED PARTNERSHIP, a Delaware limited partnership

SOUTHRIDGE ADJACENT, LLC, a Delaware limited liability company

SUPERSTITION SPRINGS HOLDING LLC, a Delaware limited liability company

THE MACERICH PARTNERSHIP, L.P., a Delaware limited partnership

THE MARKET AT ESTRELLA FALLS LLC, an Arizona limited liability company

THE WESTCOR COMPANY LIMITED PARTNERSHIP, an Arizona limited partnership

THE WESTCOR COMPANY II LIMITED PARTNERSHIP, an Arizona limited partnership

TOWNE MALL, L.L.C., a Delaware limited liability company

TOWNE SPC, INC., a Delaware corporation

TWC BORGATA HOLDING, L.L.C., an Arizona limited liability company

TWC CHANDLER LLC, a Delaware limited liability company

TWC SCOTTSDALE CORP., an Arizona corporation

TWC SCOTTSDALE MEZZANINE, L.L.C., an Arizona limited liability company

TWC TUCSON, LLC, an Arizona limited liability company

TWC II-PRESCOTT MALL, LLC, a Delaware limited liability company

TWC II PRESCOTT MALL SPE LLC, a Delaware limited liability company

TYSONS CORNER HOLDINGS LLC, a Delaware limited liability company

TYSONS CORNER LLC, a Virginia limited liability company

TYSONS CORNER PROPERTY HOLDINGS LLC, a Delaware limited liability company

TYSONS CORNER PROPERTY HOLDINGS II LLC, a Delaware limited liability company

TYSONS CORNER PROPERTY LLC, a Virginia limited liability company

WALLEYE LLC, a Delaware limited liability company

WALLEYE RETAIL INVESTMENTS LLC, a Delaware limited liability company

WALLEYE TRS HOLDCO, INC., a Delaware corporation

WALTON RIDGMAR, G.P., L.L.C., a Delaware limited liability company

WEST ACRES DEVELOPMENT, LLP, a North Dakota limited liability partnership

WESTCOR 303 CPC LLC, an Arizona limited liability company

WESTCOR 303 RSC LLC, an Arizona limited liability company

WESTCOR 303 WCW LLC, an Arizona limited liability company

WESTCOR/303 AUTO PARK LLC, an Arizona limited liability company

WESTCOR/303 LLC, an Arizona limited liability company

WESTCOR/BLACK CANYON MOTORPLEX LLC, an Arizona limited liability company

WESTCOR/BLACK CANYON RETAIL LLC, an Arizona limited liability company

WESTCOR/CASA GRANDE LLC, an Arizona limited liability company

WESTCOR/COOLIDGE LLC, an Arizona limited liability company

WESTCOR/GILBERT, L.L.C., an Arizona limited liability company

WESTCOR/GILBERT PHASE 2 LLC, an Arizona limited liability company

WESTCOR/GOODYEAR, L.L.C., an Arizona limited liability company

WESTCOR GOODYEAR PC LLC, an Arizona limited liability company

WESTCOR GOODYEAR RSC LLC, an Arizona limited liability company

WESTCOR LA ENCANTADA, L.P., a Delaware limited partnership

WESTCOR MARANA LLC, an Arizona limited liability company

WESTCOR/MERIDIAN LLC, an Arizona limited liability company

WESTCOR ONE SCOTTSDALE LLC, an Arizona limited liability company

WESTCOR/PARADISE RIDGE, L.L.C., an Arizona limited liability company

WESTCOR PARADISE RIDGE RSC LLC, an Arizona limited liability company

WESTCOR/QUEEN CREEK LLC, an Arizona limited liability company

WESTCOR REALTY LIMITED PARTNERSHIP, a Delaware limited partnership

WESTCOR SANTAN ADJACENT LLC, a Delaware limited liability company

WESTCOR SANTAN VILLAGE LLC, an Arizona limited liability company

WESTCOR SURPRISE CPC LLC, an Arizona limited liability company

WESTCOR SURPRISE RSC LLC, an Arizona limited liability company

WESTCOR SURPRISE WCW LLC, an Arizona limited liability company

WESTCOR/SURPRISE LLC, an Arizona limited liability company

WESTCOR/SURPRISE AUTO PARK LLC, an Arizona limited liability company

WESTCOR TRS LLC, a Delaware limited liability company

WESTDAY ASSOCIATES LLC, a Delaware limited liability company

WESTLINC ASSOCIATES, an Arizona general partnership

WESTPEN ASSOCIATES LLC, a Delaware limited liability company

WILMALL ASSOCIATES, L.P., a New York limited partnership

WILSAR, LLC, a Delaware limited liability company

WILSAR SPC, INC., a Delaware corporation

WILTON MALL, LLC, a Delaware limited liability company

WILTON SPC, INC., a Delaware corporation

WMAP, L.L.C., a Delaware limited liability company

WMGTH, INC., a Delaware corporation

WM INLAND ADJACENT LLC, a Delaware limited liability company

WM INLAND INVESTORS IV GP LLC, a Delaware limited liability company

WM INLAND INVESTORS IV LP, a Delaware limited partnership

WM INLAND LP, a Delaware limited partnership

WM INLAND (MAY) IV, L.L.C., a Delaware limited liability company

WM RIDGMAR, L.P., a Delaware limited partnership

WP CASA GRANDE RETAIL LLC, an Arizona limited liability company

ZENGO RESTAURANT SANTA MONICA LLC, a Delaware limited liability company

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
The Macerich Company
Santa Monica, California

We consent to the incorporation by reference in the registration statements (Nos. 333-176762, 333-107063 and 333-121630) on Form S-3 and (Nos. 33-84038, 33-84040, 333-40667, 333-42309, 333-42303, 333-57898, 333-69995, 333-108193, 333-120585, 333-161371 and 333-00584) on Form S-8 of The Macerich Company of our reports dated February 24, 2012, with respect to the consolidated balance sheets of The Macerich Company as of December 31, 2011 and 2010, and the related consolidated statements of operations, equity and redeemable noncontrolling interest and cash flows for each of the years in the two-year period ended December 31, 2011, and the related 2011 and 2010 information in the financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2011; and the consolidated balance sheets of Pacific Premier Retail LP and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, capital and cash flows for each of the years in the two-year period ended December 31, 2011, and the related 2011 and 2010 information in the financial statement schedule, which reports appear in the December 31, 2011 annual report on Form 10-K of The Macerich Company.

/s/ KPMG LLP

KPMG LLP
Los Angeles, California
February 24, 2012

Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
The Macerich Company
Santa Monica, California

We consent to the incorporation by reference in the Registration Statements on Form S-3 File Nos. 333-176762, 333-107063, 333-121630 and Form S-8 File Nos. 33-84038, 33-84040, 333-40667, 333-42309, 333-42303, 333-57898, 333-69995, 333-108193, 333-120585, 333-161371 and 333-00584 of our report dated February 26, 2010 (February 24, 2012 as to notes 3 and 17), relating to the consolidated financial statements and consolidated financial statement schedule of The Macerich Company and of our report dated February 26, 2010 relating to the consolidated financial statements and consolidated financial statement schedule of Pacific Premier Retail Trust, appearing in the Annual Report on Form 10-K of The Macerich Company dated February 24, 2012.

/s/ DELOITTE & TOUCHE LLP

Deloitte & Touche LLP
Los Angeles, California
February 24, 2012

Exhibit 31.1

SECTION 302 CERTIFICATION

I, Arthur M. Coppola, certify that:

1. I have reviewed this report on Form 10-K for the year ended December 31, 2011 of The Macerich Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 24, 2012

/s/ ARTHUR M. COPPOLA

Arthur M. Coppola
Chairman and Chief Executive Officer

Exhibit 31.2

SECTION 302 CERTIFICATION

I, Thomas E. O'Hern, certify that:

1. I have reviewed this report on Form 10-K for the year ended December 31, 2011 of The Macerich Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 24, 2012

/s/ THOMAS E. O'HERN

Thomas E. O'Hern
Senior Executive Vice President and Chief Financial Officer

Exhibit 32.1

THE MACERICH COMPANY (The Company)
WRITTEN STATEMENT PURSUANT TO 18 U.S.C. SECTION 1350

The undersigned, Arthur M. Coppola and Thomas E. O'Hern, the Chief Executive Officer and Chief Financial Officer, respectively, of The Macerich Company (the "Company"), pursuant to 18 U.S.C. §1350, each hereby certify that, to the best of his knowledge:

(i) the Annual Report on Form 10-K for the year ended December 31, 2011 of the Company (the "Report") fully complies with the requirements of Section 13(a) and 15(d) of the Securities Exchange Act of 1934; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 24, 2012

/s/ ARTHUR M. COPPOLA

Arthur M. Coppola
Chairman and Chief Executive Officer

/s/ THOMAS E. O'HERN

Thomas E. O'Hern
Senior Executive Vice President and Chief Financial Officer

Corporate Information

Principal Outside Counsel

O'Melveny & Myers LLP
Los Angeles, California

Independent Auditor

KPMG LLP
Los Angeles, California

Transfer Agent

Computershare Trust Company, N.A.
P.O. Box 43078
Providence, Rhode Island 02940-3078
www.computershare.com

Macerich Website

For an electronic version of this annual report, our SEC filings and documents relating to corporate governance, please visit www.macerich.com.

Corporate Headquarters

401 Wilshire Boulevard, Suite 700
Santa Monica, California 90401
310.394.6000

Dividend Reinvestment Plan

Stockholders may automatically reinvest their dividends in additional common stock of the Company through the Direct Investment Program, which also provides for purchase by voluntary cash contributions.
For additional information, please contact Computershare Trust Company, N.A. at 877.373.6374.

Stock Exchange Listing

New York Stock Exchange
Symbol: MAC

The common stock of the Company is listed and traded on the New York Stock Exchange under the symbol "MAC." The common stock began trading on March 10, 1994 at a price of $19 per share. In 2011, the Company's shares traded at a high of $56.50 and a low of $38.64.

As of February 16, 2012, there were 613 stockholders of record. The following table shows high and low sales prices per share of common stock during each quarter in 2011 and 2010 and dividends/distributions per share of common stock declared and paid by quarter:

	Market Quotation per Share		Dividends / Distributions
	High	**Low**	**Declared and Paid**
March 31, 2011	$50.80	$45.69	$0.50
June 30, 2011	$54.65	$47.32	$0.50
September 30, 2011	$56.50	$41.96	$0.50
December 31, 2011	$51.30	$38.64	$0.55
March 31, 2010	$41.34	$29.30	$0.60[1]
June 30, 2010	$47.19	$35.82	$0.50
September 30, 2010	$45.63	$35.50	$0.50
December 31, 2010	$49.86	$42.66	$0.50

[1] The dividend was paid 10% in cash and 90% in shares of common stock in accordance with stockholder elections (subject to proration).


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MACERICH®

401 Wilshire Boulevard, Suite 700
Santa Monica, California 90401-1452
310.394.6000
www.macerich.com